 As filed with the Securities and Exchange Commission on February 2, 2000

                                                           File No. 0-30484

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                               ----------------

                                  ITERIS, INC.
             (Exact name of registrant as specified in its charter)

                  Delaware                                       95-2954623
       (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                       Identification No.)

          1515 S. Manchester Avenue
                 Anaheim, CA                                       92802
  (Address of principal executive offices)                       (Zip Code)


       Registrant's telephone number, including area code: (714) 758-0200

  Securities to be registered pursuant to Section 12(b) of the Act: None

     Securities to be registered pursuant to Section 12(g) of the Act:

                                                Name of each exchange on which
Title of each class to be so registered         each class is to be registered
---------------------------------------         ------------------------------
Common Stock, par value $.001 per share             Nasdaq National Market

===============================================================================

                                  ITERIS, INC.

                 Information Included in Information Statement
                    And Incorporated in Form 10 by Reference

 Item
 No.              Item Caption                     Location in Information Statement
 ----             ------------                     ---------------------------------

 1    Business............................  "Summary," "Management's Discussion and Analysis
                                            of Financial Condition and Results of
                                            Operations" and "Business"

 2    Financial Information...............  "Summary Financial Data," "Selected Consolidated
                                            Financial Data," "Management's Discussion and
                                            Analysis of Financial Condition and Results of
                                            Operations," and "Index to Financial Statements"

 3    Properties..........................  "Business--Properties"

 4    Security Ownership of Certain
      Beneficial Owners and Management....  "Principal Stockholders"

 5    Directors and Executive Officers....  "Management"

 6    Executive Compensation..............  "Management"

 7    Certain Relationships and Related
      Transactions........................  "Arrangements with Odetics" and "Certain
                                            Transactions"

 8    Legal Proceedings...................  "Business--Legal Proceedings"

 9    Market Price of and Dividends on the
      Registrant's Common Equity and
      Related Stockholder Matters.........  "The Spin-Off--Listing and Trading of our Common
                                            Stock," "Management--1998 Stock Incentive Plan,
                                            Options Issued Outside of the 1998 Stock
                                            Incentive Plan and Employee Stock Purchase
                                            Plan," "Shares Eligible for Future Sale" and
                                            "Description of Capital Stock--Dividend Policy"

 10   Recent Sales of Unregistered
      Securities..........................  "Recent Sales of Unregistered Securities"

 11   Description of Registrant's
      Securities to be Registered.........  "Description of Capital Stock"

 12   Indemnification of Directors and
      Officers............................  "Description of Capital Stock--Limitations of
                                            Liability and Indemnification Matters"

 13   Financial Statements and
      Supplementary Data..................  "Summary Financial Data," "Selected Consolidated
                                            Financial Data," "Management's Discussion and
                                            Analysis of Financial Condition and Results of
                                            Operations," and "Index to Financial Statements"

 14   Changes in and Disagreements with
      Accountants on Accounting and
      Financial Disclosure................  Not Applicable

 15   Financial Statements and Exhibits...  "Index to Financial Statements" and "Exhibit
                                            Index"

                           [Odetics, Inc. Letterhead]

                                                                          , 2000

Dear Odetics Stockholder:

   On December 17, 1999, Odetics ITS announced that it was changing its name to Iteris Inc. On December 20, 1999, Iteris announced that it filed a registration statement with the Securities and Exchange Commission for the initial public offering of 4,288,240 shares of Iteris common stock, 4,166,667 of which will be sold by Iteris and 121,573 of which will be sold by certain selling stockholders. Also on December 20, 1999, Odetics announced that it intended to spin-off its ownership in Iteris to the holders of Odetics Class A and Class B common stock. I am pleased to report that Odetics Inc. is taking the final steps to complete the spin-off of Iteris. The spin-off is being completed through the distribution of 11,254,043 shares of Iteris common stock by Odetics
as a stock dividend to the Odetics stockholders of record as of       , 2000.

   The spin-off of Iteris is consistent with Odetics' incubator strategy and will provide Iteris with greater access to capital, enabling it to expand more quickly and efficiently than it would as a subsidiary of Odetics. The attached Information Statement provides greater detail regarding the spin-off of Iteris. In connection with the spin-off, there are a few items I would like to bring to your attention:

  .  Odetics common stockholders will receive one share of Iteris common
     stock for every     shares of Odetics common stock owned by them. Class
     A and Class B Odetics stockholders will be treated identically for purposes of the dividend distribution. Odetics stockholders will automatically receive the stock dividend and do not need to take any action.

  . At the request of the underwriters of the Iteris initial public offering and as a condition to the spin-off and the Iteris initial public offering, all shares of Iteris common stock that we distribute to you in the spin-off will contain a restrictive legend and stop transfer instructions will be placed with the Iteris transfer agent restricting the public sale of such shares until 180 days after the date of the prospectus delivered in connection with the Iteris initial public offering.

  . The shares of Iteris to which you are entitled will be distributed by Equiserve L.P., our distribution agent for purposes of effecting the dividend. If your shares of Odetics common stock are held in the name of a stock broker or other nominee, your shares of Iteris Common Stock and the payment for any fractional shares will be credited to such broker or other nominee. We expect that Iteris Common Stock will be traded on the Nasdaq National Market system under the symbol "ITER" and that the spin-
     off will be completed on or around       , 2000.

  . We have received a ruling from the Internal Revenue Service confirming that, for federal income tax purposes, Odetics stockholders will not recognize a gain or a loss or any taxable income from the stock dividend--except to the extent that cash is received instead of fractional shares. The continuing validity of the IRS tax ruling is subject to various factual representations and assumptions.

   The enclosed Information Statement contains information about the spin-off of Iteris and about Iteris' business, management, and financial performance. We encourage you to review the attached materials carefully. If you have any questions please call Gregory Miner, Chief Operating Officer and Chief Financial Officer of Odetics, at (714) 758-0200.

                                          Sincerely,

                                          /s/ Joel Slutzky
                                          Joel Slutzky
                                          Chairman and Chief Executive Officer

                         [Iteris, Inc. Letterhead]

                                                                          , 2000

To Our Future Stockholders:

   On or about      , 2000, you will become a stockholder of Iteris, Inc. as a result of the spin-off of Iteris from Odetics, Inc. As an independent company, we believe that our business will have greater access to capital and be able to grow more quickly and efficiently. Immediately following the spin-off, we expect to complete an initial public offering of approximately 4,288,240 shares of our common stock, 4,166,667 of which will be sold by us, to raise the equity capital desired to implement our business strategy.

   Iteris designs, develops, markets and implements software based solutions that improve the safety and efficiency of vehicle transportation. Using our proprietary software and industry expertise, we are a leading provider of video sensor systems and transportation management and traveler information systems for the intelligent transportation systems, or ITS, industry. The ITS industry is comprised of companies applying a variety of technologies to enable the safe and efficient movement of people and goods. Our systems and solutions are designed to address three critical demands of vehicle transportation: improving vehicle safety, reducing traffic congestion and increasing the availability of personalized traveler information.

   Our objective is to enhance our position as a leading provider of software based ITS systems and solutions for the safe and efficient movement of people and goods. We believe that our experienced management team and board of directors, together with our technologies and industry expertise, provide us with the tools we need to achieve our objective.

   Please read the enclosed material for more information about our company. We look forward to your support and are pleased to have you share in this exciting opportunity.

                                          Sincerely,

                                          /s/ Jack Johnson
                                          Jack Johnson
                                          President and Chief Executive
                                           Officer

                             Information Statement

                               ----------------

                                 Odetics, Inc.
                                    Spin-Off
                                       of
                                  Iteris, Inc.

                               ----------------

   We are furnishing you with this information statement in connection with the spin-off by Odetics, Inc. of 11,254,043 shares of Iteris, Inc. common stock held by Odetics (representing all of the equity interests in our company owned by Odetics and approximately 93% of our outstanding common stock prior to the proposed initial public offering of 4,166,667 shares to be sold by us) to stockholders of Odetics. All shares of common stock distributed by Odetics in the spin-off will contain a restrictive legend and be subject to stop transfer instructions with our transfer agent, restricting the public sale of such shares until 180 days after the date of the prospectus delivered in connection with our initial public offering.

   Odetics will accomplish the spin-off by distributing all shares of our common stock it holds to holders of record of Odetics Class A and Class B
common stock as of        2000. Odetics will distribute one share of our common
stock for every       shares of Class A and/or Class B common stock of Odetics
held as of the close of business on              , 2000. We expect our common
stock to be traded on the Nasdaq National market under the symbol "ITER."

   Owning shares of our common stock will entail risks. Please read "Risk Factors" beginning on page 9.

   No vote of stockholders is required in connection with the spin-off. We are not asking you for a proxy and you are not requested to send us a proxy.


 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.


   This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.


          The date of this information statement is           , 2000.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Summary..................................................................   1

Risk Factors.............................................................  10

Forward-Looking Statements...............................................  21

The Spin-Off.............................................................  22

  Reasons for the Spin-Off...............................................  22

  Manner of Effecting the Spin-Off.......................................  22

  Results of the Spin-Off................................................  23

  Material Federal Income Tax Consequences of the Spin-Off...............  23

  Listing and Trading of Our Common Stock................................  24

Selected Consolidated Financial Data.....................................  26

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27

Business.................................................................  36

  Our Company............................................................  36

  Market Overview........................................................  36

  Our Solution...........................................................  37

  Our Strategy...........................................................  38

  Our Products and Services..............................................  39

  Technology and Intellectual Property...................................  43

  Key Relationships with Vehicle Manufacturers...........................  44

  Sales and Marketing....................................................  45

  Competition............................................................  46

  Production.............................................................  46

  Associates.............................................................  47

  Facilities.............................................................  47

  Legal Proceedings......................................................  47

Arrangements with Odetics................................................  48

  Separation and Distribution Agreement..................................  48

  Services Agreement.....................................................  49

  Tax Allocation Agreement...............................................  49

Management...............................................................  51

  Executive Officers and Directors.......................................  51

  Other Key Employees....................................................  53

  Board Committees.......................................................  54

  Director Compensation..................................................  54

  Compensation Committee Interlocks and Insider Participation............  54

  Executive Compensation.................................................  54

                                                                           Page
                                                                           ----
  Option Grants...........................................................  55

  Option Exercises and Fiscal Year-End Values.............................  55

  Employment Agreements...................................................  55

  1998 Stock Incentive Plan...............................................  55

  Options Issued Outside of The 1998 Stock Incentive Plan.................  57

  Employee Stock Purchase Plan............................................  57

  Section 401(k) Plan.....................................................  57

Principal Stockholders....................................................  58

Certain Transactions......................................................  59

Recent Sales of Unregistered Securities...................................  59

Description of Capital Stock..............................................  61

  Common Stock............................................................  61

  Preferred Stock.........................................................  61

  Registration Rights.....................................................  62

  Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate
   of Incorporation and Bylaws............................................  62

  Dividend Policy.........................................................  63

  Limitations of Liability and Indemnification Matters....................  63

  Distribution Agent......................................................  64

Shares Eligible for Future Sale...........................................  64

Available Information.....................................................  66

Index to Financial Statements............................................. F-1

                                    SUMMARY

   This summary highlights information found in greater detail elsewhere in this information statement. In addition to this summary, we urge you to read the entire information statement carefully, including the risks of owning our common stock discussed under "Risk Factors."

                                  ITERIS, INC.

Our Company

   We design, develop, market and implement software based solutions that improve the safety and efficiency of vehicle transportation. Using our proprietary software and industry expertise, we are a leading provider of video sensor systems and transportation management and traveler information systems for the intelligent transportation systems, or ITS, industry. The ITS industry is comprised of companies applying a variety of technologies to enable the safe and efficient movement of people and goods. Our systems and solutions are designed to address three critical demands of vehicle transportation: improving vehicle safety, reducing traffic congestion and increasing the availability of personalized traveler information.

   According to the U.S. Department of Transportation and the National Highway Transportation Safety Administration, more than six million motor vehicle accidents occurred in the United States in 1997. Accidents in 1998 resulted in more than 40,000 fatalities, approximately 39.4% of which were related to drivers departing unintentionally from their designated lanes according to NHTSA. To help prevent accidents caused by unintended lane departures, we developed AutoVue, a small windshield mounted sensor that detects and warns drivers of unintended lane departures. AutoVue is currently being installed in heavy trucks for pre-production testing and marketed to passenger car and light and medium truck manufacturers.

   There were more than 200 million vehicles in operation in the United States in 1998 according to Automotive News. The U.S. DOT estimated that in 1996 drivers on U.S. highways spent more than two billion hours in traffic congestion. According to a study conducted for the U.S. DOT, traffic congestion cost the American public $72 billion in 1997 in lost time and wasted fuel. As an alternative to expanding a substantially built-out infrastructure of highways, transportation agencies are turning to ITS to increase the efficiency of the existing highway infrastructure. As a result, we developed our Vantage video vehicle sensing systems to detect the presence of vehicles at signalized intersections, enabling an efficient allocation of green signal time. In addition, our transportation management and traveler information systems enable traffic managers to monitor transportation networks in real-time and to implement corrective actions to relieve traffic congestion.

   Each of our AutoVue and Vantage systems incorporate our proprietary software algorithms designed to maximize the accuracy of outdoor video imaging. We have entered into strategic relationships with DaimlerChrysler Corporation and its subsidiary, Freightliner Corporation, to jointly develop software applications for AutoVue and to install AutoVue in their heavy trucks. We also intend to sell AutoVue to manufacturers for installation on passenger cars and light and medium trucks. We believe AutoVue is currently the only commercially-available unintended lane departure warning system for vehicles and Vantage is a market leader for video vehicle detection systems in the United States.

   In addition to focusing on vehicle safety and traffic congestion, drivers are increasingly demanding the availability of timely and accurate traffic information. Traditionally, traffic information has been provided over the radio and more recently over the Internet. Our transportation management and traveler information systems enable the dissemination of information on current traffic conditions through changeable message signs, radio, telephone, cable television, paging networks and the Internet. We also are developing personalized traveler information services that will be customized to the travel patterns and information needs of individual travelers, to be delivered in real-time through personal digital assistants, or PDAs, cellular telephones, pagers, the mobile Internet and in-vehicle computers.

   We are one of only two companies awarded a contract to develop and maintain the National ITS Architecture, a federal program designed to create a single national architecture to enable seamless communication among ITS systems. We believe our involvement in the National ITS Architecture provides us with unique vision and insight into emerging market trends and product opportunities and a significant competitive market advantage. We have the experience to design and implement transportation management systems that perform the functions necessary to conform with the National ITS Architecture. Through the training programs we conduct on the Architecture, we have developed strong relationships and credibility with national, regional, state and local transportation agencies responsible for managing funds allocated for ITS systems.

   We have assembled an experienced management team and board of directors focused on the ITS industry. Our management team and board of directors include two former U.S. Secretaries of Transportation, a former Deputy Insurance Commissioner for the State of California, a former General Manager for the Los Angeles Department of Transportation and a founding board member of ITS America, a leading industry trade association and federal advisory agency. Our board also includes a former Technical Director of the ITS program for General Motors Corporation and a former Chairman of Chrysler Technologies Corporation.

Our Strategy

   Our objective is to enhance our position as a leading provider of software based ITS systems and solutions for the safe and efficient movement of people and goods. Our strategies to achieve this objective are:

  . Combine our proprietary software with our ITS industry expertise to provide transportation solutions;

  .  Establish AutoVue as the leading platform for in-vehicle video sensing;

  . Provide personalized traveler information to travelers through wireless communication devices and the mobile Internet;

  .  Pursue strategic acquisitions and alliances; and

  . Broaden our systems and solutions offerings and expand our penetration of international markets.

Corporate Information

   We were formed in 1994 as a division of Odetics, Inc., a publicly-held company based in Anaheim, California that serves as an incubator for technology-oriented businesses. We were incorporated as Odetics ITS, Inc. in September 1998 as a California corporation and will be reincorporated in Delaware as Iteris, Inc. in January 2000. On December 17, we filed an initial
registration statement on Form S-1 to register          shares of our common
stock that we intend to issue in an underwritten public offering. Odetics currently owns approximately 93% of our outstanding common stock. Immediately prior to and conditional upon the effectiveness of our registration statement filed in connection with our initial public offering, Odetics will distribute to its stockholders all of the outstanding common stock of our company owned by Odetics in a tax-free spin-off. The shares distributed in the spin-off will not be publicly transferable until 180 days after the date of our prospectus delivered in connection with our initial public offering. In preparation for the spin-off, we will enter into the following agreements with Odetics: separation and distribution agreement, services agreement, tax allocation agreement and promissory note. Please see "Arrangements with Odetics."

   Any references to "we," "our," "us" or "Iteris" refer to Iteris, Inc. Our executive offices are located at 1515 S. Manchester Avenue, Anaheim, California 98202. Our telephone number is (714) 758-0200. Our website address is www.iteris.com. Information contained in our website does not constitute part of this information statement.

   AutoVue(TM), DATEX Toolkit(TM), EzHCM(TM), Lane Tracker(TM), Iteris(TM), Odetics ITS(TM), SpecWizard(TM), Vantage(TM), Vantage One(TM), Vantage Plus(TM), Vantage Edge(TM), Vantage Remote Access System(TM), VRAS(TM), Vantage Wireless Systems(TM) and Vectura(TM) are our logos and trademarks. This information statement also includes the tradenames and trademarks of other companies whose mention in this information statement is with due recognition of and without intent to misappropriate such names or marks.

   Except as otherwise noted, all information in this information statement assumes:

  . outstanding options to purchase shares of common stock are not exercised;

  . the underwriters' over-allotment option granted in connection with our initial public offering is not exercised;

  . that the spin-off from Odetics is consummated immediately prior to our initial public offering;

  .  a stock split of 1.875675 to 1; and

  . the issuance of 435,470 shares of common stock to DaimlerChrysler Venture GmbH upon the conversion of a Subordinated Convertible Promissory Note issued to DaimlerChrysler on January 25, 2000, assuming no adjustment to the number of shares issued upon conversion.

Questions and Answers About Us and the Spin-Off

Why is Iteris being spun-off by   .  The Board of Directors of Odetics believes
   Odetics?                          that the spin-off will accomplish a number
                                     of important business objectives and, by enabling Iteris and Odetics to develop their respective businesses separately, should better position the companies to produce greater stockholder value over the long term. As a separate company, we will be better able to focus on our own strategic priorities and to have more efficient access to the capital markets than we could as part of Odetics. We believe that the spin-off will enable our business to grow more quickly and efficiently in the following ways:

                                     .  Our business has different
                                        fundamentals, growth characteristics
                                        and strategic priorities than the
                                        business conducted by Odetics. The
                                        separation of our business from those
                                        of Odetics will enable us to focus on
                                        our own strategic priorities, which
                                        should increase our ability to
                                        capitalize on growth opportunities for
                                        our business and enhance our ability
                                        to respond more quickly to changes in
                                        the markets that we serve.

                                     .  The spin-off will enable us to enhance
                                        our access to the capital markets by
                                        allowing the financial community to
                                        focus separately on our business. For
                                        instance, we expect to complete our
                                        initial public offering of shares of
                                        our common stock immediately after the
                                        spin-off. Through both public and
                                        private sales of our securities, we
                                        intend to raise our own equity capital
                                        that we will use to repay debt to
                                        Odetics, expand our sales and
                                        marketing activities, fund
                                        acquisitions or
                                        investments in businesses, products,
                                        services and technologies
                                        complimentary to our business, provide
                                        working capital and for other general
                                        corporate purposes.

                                     .  The spin-off will enable us to
                                        recruit, retain and motivate key
                                        employees by providing them with
                                        stock-based compensation incentives
                                        directly tied to the success of our
                                        separated business.

What will I receive in the        .  Odetics will distribute one share of our
 spin-off?                           common stock for every    shares of Class
                                     A and/or Class B common stock of Odetics
                                     you owned as of             , 2000. For
                                     example, if you own 100 shares of Odetics
                                     Class A or Class B common stock, you will
                                     receive    shares of our common stock. You
                                     will continue to own your Odetics common stock. None of the shares distributed in the spin-off will be publicly tradable until 180 days after the date of our prospectus delivered in connection with our initial public offering.

What do I have to do to           .  Nothing. No consideration will be paid by
 participate in the spin-off?        you for the shares of common stock of
                                     Iteris to be received by you in the spin-off, nor will you be required to surrender or exchange shares of Odetics common stock or take any other action in order to receive Iteris common stock. In addition, no stockholder vote is required for the spin-off.

How will Odetics distribute       .  Prior to the spin-off, Odetics will
 Iteris common stock to me?          deliver the outstanding shares of Iteris
                                     common stock that it holds to the
                                     distribution agent. As promptly as
                                     practicable after the spin-off, the
                                     distribution agent will mail certificates for whole shares of Iteris common stock to Odetics stockholders of record on the record date established by Odetics.

What is the record date?          .  The record date is the close of business
                                     on              , 2000.

What if I hold my shares of       .  If you hold your shares of Odetics stock
 Odetics stock through my            through your stockbroker, bank or other
 stockbroker, bank or other          nominee, you are probably not a
 nominee?                            stockholder of record and your receipt of
                                     Iteris common stock depends on your
                                     arrangements with the nominee that holds
                                     your shares of Odetics stock for you. We
                                     anticipate that stockbrokers, banks and
                                     other nominees generally will credit their
                                     customers' accounts with Iteris common
                                     stock on or about                , 2000,
                                     but you should check with your
                                     stockbroker, bank or other nominee. You
                                     are not required to take any action to
                                     cause the Iteris common stock to be
                                     credited to your account. Following the
                                     spin-off you may instruct your
                                     stockbroker, bank or other nominee to
                                     transfer your shares of Iteris
                                     common stock into your own name to be held in book-entry form through the direct registration system operated by the distribution agent.

How will you treat fractional     .  You will be paid in cash for interests in
 shares?                             fractional shares of Iteris common stock,
                                     and such fractional interests will not be distributed. Fractional shares will be aggregated and upon receipt by the distribution agent of an amount equal to the aggregate fair market value of such shares will be cancelled. Your portion of such deposited amount will be distributed to you promptly after the spin-off.
                                     Although the spin-off is intended to be
                                     tax-free, stockholders will recognize gain or loss for tax purposes in an amount equal to the difference between the cash received in respect of any fractional share and the amount of such stockholder's tax basis allocable to such fractional share.

What is the dividend policy       .  We currently anticipate that no cash
 of Iteris?                          dividends will be paid on Iteris common
                                     stock. However, the declaration and
                                     payment of dividends will be at the sole discretion of our board of directors after taking into account various factors including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

How does Iteris common stock      .  Iteris common stock and Odetics common
 differ from Odetics common          stock will be different securities and
 stock?                              will not trade or be valued alike. We will
                                     be separate companies, with different
                                     management, fundamentals, growth
                                     characteristics and strategic priorities.
                                     However, as with Odetics Class A common
                                     stock, Iteris common stock will have the following characteristics:

                                     .  be fully paid and nonassessable;

                                     .  have one vote per share, with no right
                                        to cumulate votes; and

                                     .  carry no preemptive rights.

                                     Iteris common stock will differ from
                                     Odetics Class B common stock with respect to voting rights only.

How will Iteris common stock      .  We expect Iteris common stock to be listed
 trade?                              on the Nasdaq National Market under the
                                     symbol "ITER." The distribution of our
                                     common stock to the Odetics stockholders will occur immediately prior to our initial public offering. We expect that "regular way" trading of our common stock, trading after giving effect to the spin-off, will begin on the day following the spin-off with respect to shares issued in our initial public offering. Shares distributed to you in the spin-off will not be publicly tradable until 180 days after the date of our prospectus delivered in connection with our initial public offering. After this lock-up period, all of our shares will trade on a regular way
                                    basis. As a result, we do not believe that a temporary form of interim trading called "when-issued trading" will occur for our common stock.

How will Odetics common          .  Odetics stock will continue to trade on a
 stock trade?                       "regular way" basis and may also trade on
                                    a when issued or ex-distribution basis,
                                    reflecting an assumed value for Odetics
                                    common stock after giving effect to the
                                    spin-off and distribution of Iteris common stock. When-issued or ex-distribution trading in Odetics common stock, if available, would begin on or about
                                              , 2000 and continue through the
                                    date of the spin-off.

Is the spin-off taxable for      .  Odetics has received a tax ruling from the
 United States federal              Internal Revenue Service (IRS) stating
 income tax purposes?               that the spin-off will be tax-free to
                                    Odetics and to Odetics' stockholders. The continuing validity of the IRS tax ruling is subject to various factual representations and assumptions. See "The
                                    Spin-Off--Material Federal Income Tax
                                    consequences of the Spin-Off."

Will we be related to            .  Odetics will not own any of our common
 Odetics in any way after           stock after the spin-off.
 the spin-off?

                                 .  Two of our directors, Joel Slutzky and
                                    Gregory A. Miner, will remain executive
                                    officers and directors of Odetics.

                                 .  For the purpose of governing certain
                                    relationships between Odetics and us, to provide for an orderly transition and for other matters, we have entered into or will enter into the following agreements prior to the spin-off:

                                    .  A Separation and Distribution Agreement
                                       which provides for various corporate
                                       transactions required to separate our
                                       business from other businesses of
                                       Odetics, including the transfer to us
                                       of the assets used in our business and
                                       the assumption of the liabilities
                                       associated with our business, and for
                                       terms and conditions relating to the
                                       spin-off and the initial public
                                       offering;

                                    .  A Tax Allocation Agreement which
                                       allocates certain federal, state, local
                                       and foreign tax responsibilities and
                                       liabilities arising prior to the spin-
                                       off or relating to any disqualification
                                       of the tax-free nature of the spin-off
                                       between Odetics and us;

                                    .  A Services Agreement under which
                                       Odetics will provide various services
                                       to us for limited periods of time
                                       following the spin-off; and

                                     .  A Promissory Note under which we will
                                        agree to pay Odetics the outstanding
                                        balance of debt owed by us to Odetics
                                        payable in interest only for the first
                                        year and 16 quarterly installments of
                                        principal and interest thereafter.

                                  See "Arrangement with Odetics."

Are there any risks entailed      .  Yes. Stockholders should carefully
 in owning our stock?                consider the matters discussed under the
                                     section of this information statement
                                     entitled "Risk Factors."

Will we have a separate           .  Shortly after the spin-off and our initial
 Credit Facility?                    public offering, we intend to establish a
                                     line of credit, which will be used for
                                     working capital and other general
                                     corporate purposes.

Who Can Help Answer Your Questions

   Stockholders of Odetics with questions relating to the spin-off should contact:

                                Gregory A. Miner
      Chief Operating Officer and Chief Financial Officer of Odetics, Inc.
                          1515 South Manchester Avenue
                                  Anaheim, CA
                                 (714) 758-0200

   The distribution agent for our common stock in the spin-off and the transfer agent and registrar for our common stock after the spin-off is:

                                 EquiServe, LP
                                150 Royal Street
                                Canton, MA 02021
                                 (781) 585-2000

                            RECENT DEVELOPMENTS

   On January 25, 2000, we entered into a subordinated convertible note purchase agreement in which DaimlerChryslers Venture invested $3.75 million that shall automatically convert into approximately 2.5% of our outstanding common stock immediately prior to the closing of our initial public offering. This investment enhances our strategic relationship with DaimlerChrysler. As part of the agreement, DaimlerChrysler Venture has agreed to facilitate the adoption of AutoVue in DaimlerChrysler's commercial vehicles and passenger cars. In addition, DaimlerChrysler Venture will also support our efforts to develop a personalized traveler information system targeted at DaimlerChrysler's customer base. This investment is the first of its kind by DaimlerChrysler Venture in North America. It is seen as a model for future investments in U.S. firms with advanced technologies that are of strategic importance to DaimlerChrysler.

   The number of shares of common stock into which the promissory note is convertible will fluctuate depending on the number of shares sold by us in our initial public offering and the initial public offering price per share. Assuming the sale by us of 4,166,667 shares of common stock at an initial public offering price of $12.00 per share, the promissory note will convert into approximately 435,470 shares of our common stock, after our initial public offering. If the price per share at which our common stock is sold or the number of shares sold in our initial public offering decrease, then DaimlerChrysler Venture will be entitled to receive additional shares of common stock or the repayment of a portion of the principal amount under the Promissory Note in an amount in excess of the amount that, upon conversion, would result in DaimlerChrysler Venture owning approximately 2.5% of our common stock after our initial public offering. If the price per share at which our common stock is sold or the number of shares sold in our initial public offering increase, then DaimlerChrysler Venture may elect to receive fewer shares or pay an additional sum to us such that, upon conversion, DaimlerChrysler Venture will own approximately 2.5% of our common stock after our initial public offering. All shares of common stock issued to DaimlerChrysler Venture upon conversion of the promissory note shall be subject to restrictions on sale and transfer, as contained in the related purchase agreement, until April 25, 2001.

                             SUMMARY FINANCIAL DATA
                (in thousands, except share and per share data)

   The following table summarizes the financial data for our business during the periods indicated. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this information statement.

   Also, with respect to information relating to the number of shares used in per share calculations, please see Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing basic and diluted net loss per share.

                                                                                       Nine Months Ended
                                         Years Ended March 31,                           December 31,
                         ----------------------------------------------------------  ----------------------
                            1995        1996        1997        1998        1999        1998        1999
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Consolidated Statement
 of Operations Data:
Total revenue........... $      200  $      287  $      538  $    5,841  $   14,580  $   10,400  $   17,447
Gross profit (loss).....         85         (71)         68         471       4,256       2,967       5,700
Loss from operations....       (742)     (2,455)     (3,826)     (5,903)     (4,874)     (3,105)     (3,100)
Net loss................       (849)     (2,759)     (4,506)     (7,247)     (7,041)     (4,655)     (5,291)
Basic and diluted net
 loss per share.........      (0.08)      (0.25)      (0.40)       (.64)       (.60)      (0.40)      (0.44)
Shares used in
 computation of net
 losses per share, basic
 and diluted............ 11,254,050  11,254,050  11,254,050  11,254,050  11,646,900  11,494,100  12,081,300

                                                       December 31, 1999
                                                 -------------------------------
                                                                      Pro Forma
                                                  Actual   Pro Forma As Adjusted
                                                 --------  --------- -----------
Consolidated Balance Sheet Data:
Working capital (deficit)....................... $  2,069   $(4,181)   41,419
Total assets....................................   19,248    12,998    58,598
Total liabilities...............................   43,483    20,771    20,771
Total stockholders' equity (deficit)............  (24,235)   (7,773)   37,827

   At December 31, 1999, the amount of indebtedness owed to Odetics was $37.4 million. Upon completion of our initial public offering, Odetics will contribute to our capital approximately $12.7 million in the form of cancellation of indebtedness, which is reflected in the pro forma column. Also upon completion of our initial public offering, we will pay Odetics $10.0 million from the proceeds of the public offering and enter into a promissory note payable to Odetics in the principal amount of $14.7 million, representing the balance of our obligations to Odetics. This promissory note will be payable in interest only for the first year and in 16 quarterly installments of principal and interest thereafter. The actual amount of indebtedness cancelled by Odetics will vary from the amount reflected in the pro forma column depending on the actual total amount of indebtedness owed to Odetics at the completion of our initial public offering.

   The pro forma as adjusted information also gives effect to the sale of 4,166,667 shares of common stock offered by us in an initial public offering at an assumed offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated expenses related to our initial public offering.

                                  RISK FACTORS

                         Risks Related to Our Business

We have a history of losses, we expect losses in the future and we may not ever become profitable

   We have incurred significant losses in all prior fiscal periods since our formation. We incurred net losses of $5.3 million in the nine months ended December 31, 1999, $7.0 million in fiscal 1999, $7.2 million in fiscal 1998 and $4.5 million in fiscal 1997. We had an accumulated deficit of $28.3 million as of December 31, 1999. We also expect to incur losses in fiscal 2000. These losses may be substantial, and we may not ever become profitable. In addition, we expect to significantly increase our expenses in the near-term. In particular, we expect to incur additional expenses to establish and maintain our own administrative functions, expand research and development and increase marketing. Therefore, our operating results will be harmed if our revenue does not keep pace with our expected increase in expenses or is not sufficient for us to achieve profitability. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase profitability on a quarterly or annual basis. If we do not achieve and sustain profitability, the trading price of our common stock will decline.

Variations in our quarterly operating results may cause our stock price to decline

   Our quarterly operating results are unpredictable and we expect them to continue to fluctuate in the future due to a number of factors that are often outside of our control. If our operating results in future quarters fall below the expectations of market analysts and investors, the trading price of our common stock will decline. Factors that may cause our operating results to fluctuate on a quarterly basis are:

  . variations in product roll-outs, purchasing lead times and production quantities associated with the vehicle transportation industry;

  . the size and timing of significant government contracts and customer orders;

  . the long lead times and lengthy sales cycles associated with government contracts;

  . our ability to develop, introduce, market and gain market acceptance of our products and product enhancements in a timely and cost effective manner;

  .  the introduction of new products by competitors;

  . our success in securing additional transportation management and traveler information systems projects;

  . product developments by competitors in the ITS industry that may be superior to our products;

  .  the availability of components used in the manufacture of our products;

  .  changes in pricing policies of our suppliers;

  .  the loss of significant customers;

  . delays of orders from vehicle manufacturers due to events beyond our control;

  .  the revenue mix between our systems and sensors; and

  .  general economic and market conditions.

The success of our products depends on the willingness of vehicle manufacturers to incorporate AutoVue into their vehicles and market AutoVue to end users and on dealers of traffic management systems to market Vantage to transportation agencies

   We are currently selling AutoVue systems to heavy truck manufacturers for pre-production testing and marketing AutoVue to light and medium truck and passenger car manufacturers. The success of AutoVue depends on the willingness of vehicle manufacturers to incorporate AutoVue into their vehicles. Vehicle manufacturers may incur delays during testing and may elect to delay product introductions, or limit the scope of vehicle platforms on which AutoVue will be offered. These events could have a substantial adverse impact on our results of operations. In addition, there can be no assurance that we will be able to establish relationships with vehicle manufacturers for the installation of AutoVue. Our Vantage video vehicle detection systems are sold primarily through independent dealers who distribute a broad range of traffic signal control products. Since we often have no direct contact with the end user of our products, we depend on the ability of vehicle manufacturers to market and sell AutoVue as an attractive, safe and effective feature and on dealers of traffic management systems to sell Vantage as an effective means of monitoring traffic. If these third parties with whom we develop relationships fail to successfully market our products, they may not be accepted by consumers and our sales may decline.

   Some vehicle manufacturers may require us to achieve various quality assurance standards, including QS 9000. QS 9000 defines the fundamental quality requirements consistent with those required by Ford Motor Company, DaimlerChrysler HG, General Motors Corporation and other vehicle manufacturers. Compliance with QS 9000 helps to prevent defects and reduce variations and waste of products. If we fail to receive QS 9000 certification, vehicle manufacturers may not purchase our systems resulting in decreased sensor revenues which would have a negative impact on our business.

Dependence on relationships with DaimlerChrysler and Freightliner

   We have entered into strategic relationships with two vehicle manufacturers to acquire key technologies and design expertise to expedite the development of our AutoVue systems. AutoVue incorporates technology that we jointly developed with DaimlerChrysler and integrates proprietary technologies of both companies. We entered into an agreement with DaimlerChrysler to serve as its exclusive production source until July 2000 for AutoVue systems installed in Mercedes' European heavy trucks. We have also entered into an agreement with Freightliner for the development of an AutoVue system modified for driving and road conditions in North America. The success of AutoVue is dependent upon the marketing efforts of DaimlerChrysler and Freightliner. If either of our relationships with DaimlerChrysler or Freightliner was terminated, our ability to market AutoVue to the end user and achieve market acceptance would be negatively impacted, which could have a material effect on our business, financial condition and operating results.

If the market for AutoVue does not develop or AutoVue is not accepted by consumers, we will not generate anticipated revenue

   The market for in-vehicle lane departure warning systems is not well developed. Also, our AutoVue system has only recently been made available to heavy truck manufacturers and has not yet been made widely available to passenger car and light and medium truck manufacturers. If the market for lane departure warning systems does not develop, our AutoVue system is not accepted or competitors develop alternative technology that is more effective than AutoVue, the revenue we expect to generate from the sale of our AutoVue system will not be realized.

The success of Vantage depends on our ability to overcome significant barriers to entry as a result of an installed base of competing products used to achieve the same purpose

   Traffic monitoring has historically been addressed by inductive loops, which require the installation of wires beneath the roadway surface. These inductive loops are still the primary technology used to detect vehicles at signalized intersections. As a result, we must convince transportation authorities that our Vantage systems are more effective vehicle detection systems. We may have difficulty selling Vantage systems if transportation authorities do not consider it to be an effective alternative to inductive loops. If we are unable to convince a sufficient number of transportation authorities to replace their current vehicle detection systems with Vantage or install Vantage at new intersections, our sales may decline.

Revenue from our transportation management and traveler information systems may fluctuate due to our dependence on government contracts that often involve long purchase cycles, competitive bidding and fixed price contracts

   A significant portion of our revenue has historically been derived from traffic management contracts with governmental agencies, either as a prime contractor, subcontractor or supplier. Obtaining government contracts may involve long purchase cycles, competitive bidding, qualification requirements, performance bond requirements, delays in funding, budgetary constraints, extensive specification development and price negotiations and milestone requirements. Each government agency also maintains its own rules and regulations with which we must comply and which can vary significantly among agencies. Governmental agencies also often retain a significant portion of fees payable upon completion of a project and collection of such fees may be delayed for several months.

   In addition, an increasing number of our government contracts are fixed price contracts which may prevent us from recovering costs incurred in excess of our budgeted costs. Fixed price contracts require us to estimate the total project cost based on preliminary projections of the project's requirements. The financial viability of any given project depends in large part on our ability to estimate such costs accurately and complete the project on a timely basis. In the event our actual costs exceed the fixed contractual cost, we will not be able to recover the excess costs. If we fail to properly anticipate costs on fixed priced contracts our profit margins will decrease. Some of our government contracts are also subject to termination or renegotiation at the convenience of the government, which could result in a large decline in revenue in any given quarter.

We currently have a small number of customers and if any of our customers discontinue use of our systems and solutions, experience business difficulties or cause us to reduce prices, our revenues may decline

   A relatively small number of customers, primarily governmental agencies, have accounted for a substantial portion of our total revenue, and the identity of such customers has varied from period to period. Similarly, our AutoVue systems are being marketed primarily to a small group of vehicle manufacturers. As a result, we expect that we will continue to be dependent upon a small number of customers for a significant portion of our total revenue for the foreseeable future. Revenue from the Federal Highway Administration accounted for approximately 17%, and revenue from Rockwell Collins, Inc. accounted for approximately 13%, of our systems revenue for the year ended March 31, 1999. No other customer accounted for 10% or more of sensors or systems revenue. Our largest five customers, however, accounted for an aggregate of approximately 55% of our systems revenue for the year ended March 31, 1999 and 56% of our systems revenue for the nine month period ended December 31, 1999. If any of these significant customers experience business difficulties or choose to no longer purchase our systems and solutions, it could have a material adverse effect on our business. In addition, our customers are large established businesses and governmental agencies that aggressively negotiate prices and related purchase terms. If any of our customers cause us to reduce our prices, or negotiate other terms that are unfavorable to us, our revenues may decline.

If the system and service offerings we develop for the personalized traveler information market are not accepted by consumers, we will not generate anticipated revenue from these offerings

   The market for personalized traveler information is not well developed and our systems and services under development to address this market are in the early stages of development. If this market does develop, but our systems are not well received, or if competitors develop alternative products that are more effective or render our systems and services obsolete, we will not generate the amount of revenues we anticipate. In addition, we cannot assure you that we will be able to develop a cost effective means of compiling useful travel information from remote sources or that we will be able to develop or obtain an effective means of delivering such information to consumers, which could have a material adverse effect on our business, financial condition and operating results.

If we are unable to protect our intellectual property rights, this inability could weaken our competitive position, reduce our revenue and increase our costs

   Our success depends in large part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secrets, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. We hold five U.S. patents and various foreign patents for image recognition technologies. We also have applied for additional patents in the United States, Australia, Canada, Europe and Japan and may in the future file patents. Our pending patent applications and any patent application we file in the future may not be allowed or competitors may successfully challenge the validity or scope of issued and pending patents.

   Even if competitors develop similar technology independently which infringes our proprietary rights, we may not be able to detect infringement and may lose our competitive position in the market before we do so. In addition, competitors may design around our technology or develop substantially equivalent or superior systems to our systems. Also, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States.

   Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity by others. An adverse outcome in such litigation or similar proceeding could subject us to significant liabilities to third parties, require disputed rights to be licensed from others or require us to cease marketing or using certain products, any of which could have a material adverse effect on our business. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses and the diversion of management resources, regardless of whether the claim is valid, could be significant and could have a material adverse effect on our business. If we fail to successfully enforce our intellectual property rights, our competitive position may be harmed.

We depend on two subcontractors to produce our AutoVue systems and single source suppliers of components for our Vantage systems

   We have outsourced the manufacture of our AutoVue systems to two independent subcontractors. We are dependent on these subcontractors to supply all of our current needs to support orders from heavy truck manufacturers. Our current manufacturers of AutoVue do not have the capacity to produce all of the expected demand for AutoVue. We will be required to engage other third parties to manufacture expected increases in volume for AutoVue. We also subcontract the manufacture of certain components of our Vantage systems to independent single source suppliers. Reliance on a limited number of subcontractors' involves several risks, including the potential inadequacy of capacity, interruptions in the subcontractors operations and reduced control over product quality. Production capacity constraints, interruptions of our subcontractors' businesses or delays due to quality control will impair our ability to ship products and will result in decreased revenue until we are able to find a substitute subcontractor. We may not be able to find a substitute subcontractor at reasonable prices without incurring significant delays in production. Delays in production could inhibit our ability to fulfill purchase orders, resulting in a decrease in sensor revenues which would have a negative impact on our business.

Our rapid growth may strain our management, operational and financial resources

   We are currently experiencing a period of significant expansion and we anticipate that we must expand further and continue to develop our business plan to address potential growth in our customer base and market opportunities. Our expansion has placed, and we expect it to continue to place, a significant strain on our management, operating systems and financial resources. Also, as our business plan evolves, we risk distracting management away from current operations. We cannot assure you that our current and planned facilities, computer systems, personnel and other resources will be adequate to support our future operations. Any strains on our management, operational and financial resources could have a material adverse effect on our business, financial condition and operating results.

Acquisitions may disrupt our business and require additional financing

   If appropriate opportunities present themselves, we intend to acquire additional businesses, technologies, services or products that we believe will help us develop and expand our business. The process of integrating an acquired business, technology, service or product may result in operating difficulties and expenditures which we cannot anticipate and may absorb significant management attention that would otherwise be available for further development of our existing business. Moreover, the anticipated benefits of any acquisition may not be realized. Any future acquisitions of other businesses, technologies, services or products might require us to obtain additional equity or debt financing, which might not be available to us on favorable terms or at all, and might be dilutive. Additionally, we may not be able to successfully identify, negotiate or finance future acquisitions or to integrate acquisitions with our current business. If we are unable to manage our growth effectively, it could have a material adverse effect on our business, financial condition and operating results.

Our success depends on our ability to attract, retain and motivate management and other skilled employees

   Our success depends to a significant extent upon the continued service of our executive officers and other key management and technical personnel, and on our ability to continue to attract, retain and motivate qualified personnel, such as experienced systems, software and image processing engineers and transportation engineers. In addition, due to the relatively recent emergence of the ITS industry, there is a shortage of qualified personnel with significant ITS experience or a working knowledge of the National ITS Architecture. The competition for such qualified personnel is intense. The experience of individual key employees and their relationships with governmental agencies is a critical factor in securing government contracts. The loss of the services of one or more of our executive officers or other key personnel or our inability to recruit replacements for such personnel or to otherwise attract, retain and motivate qualified personnel could have a material adverse effect on our business.

We may suffer losses due to claims against our product and systems warranties

   We generally warrant the continued operation and performance of our transportation management and traveler information systems following initial acceptance, and offer extended warranty contracts under certain circumstances. These warranties typically include the continued operation and maintenance of the systems, and in certain circumstances are unlimited in amount. In addition, we may guarantee the completion of certain projects by a specified date or the achievement of certain functional specifications. Claims on our warranties or failures to meet any such schedule or performance requirements could result in significant additional costs, the amount of which could exceed project profit margins or even project revenues, which would have a negative impact on our business.

We may incur significant development and production costs prior to recognizing significant revenue on our AutoVue systems due to long sales and testing cycles with vehicle manufacturers

   The sale to vehicle manufacturers of AutoVue for new vehicles often requires substantial lead times and will require us to invest heavily in producing prototypes and conduct extensive testing before any equipment is accepted by the vehicle manufacturer. We have little control over how long the testing may take or what quantities will be ordered for product roll-out. Once the manufacturer decides to include AutoVue in a new model, several years may pass before vehicles containing AutoVue are manufactured and any revenue is recognized. As a result, we will be required to invest heavily in establishing and solidifying relationships with vehicle manufacturers without any corresponding increase in revenue at that time. These expenditures could negatively impact our profit margins, which would have a negative impact on our business.

Potential year 2000 problems with our internal systems, our products or the products with which our products are integrated could adversely affect our business

   Many existing computer systems and applications, and other control devices were designed to use two digits rather than four digits to define an applicable year. As a result, such systems and applications may be unable to recognize the year 2000 and could fail or create erroneous results. These problems are commonly referred to as the year 2000 problem.

   The year 2000 problem could affect the systems, transaction processing computer applications and devices that we use to operate and monitor all major aspects of our business, including financial systems (such as general ledger, accounts payable, and payroll), customer services, infrastructure, master productions scheduling, materials requirement planning, test equipment, security systems, networks and telecommunications systems.

   We estimate that Odetics has expended approximately $500,000 addressing year 2000 issues for its consolidated group, a portion of which was allocated to us. Assuming that we have already identified our most significant year 2000 issues, and that the plans of our third party suppliers will be fulfilled in a timely manner without cost to us, we do not expect to incur any additional significant costs to address year 2000 issues. We cannot be sure that these assumptions are accurate, and actual results could differ materially from those we anticipate.

   We have developed contingency plans to address the year 2000 issues that may pose a significant risk to our on-going operations. These plans include accelerated replacement of affected equipment and software, temporary use of back-up equipment and software or the implementation of manual procedures to compensate for system deficiencies. We cannot be certain that any contingency plans implemented by us are adequate to meet our needs without materially impacting our operations, that any such plan will be successful or that our results of operations would not be materially and adversely affected by the delays and inefficiencies inherent in conducting operations in an alternative manner.

            Risks Related to Our Separation from Odetics, Inc.

Our historical financial information may not be representative of our results as a separate company

   We operated as a business unit of Odetics from 1994 to 1998, and thereafter as a subsidiary of Odetics. Accordingly, we have had no independent operating history. Our financial results as a division of Odetics may not be representative of what financial results would have been had we been a separate, stand-alone company during the periods presented or be indicative of future results. Differences in financial results may be attributable to:

  . expense adjustments and allocations as a result of not being operated as a single stand-alone business for all periods presented; and

  . changes that will occur in our funding and operations as a result of our separation from Odetics.

These differences may have a material adverse effect on our business, financial conditions and operating results.

We may incur unanticipated expenses and suffer business interruptions if Odetics does not provide transition support services

   We are currently dependent upon Odetics for significant support functions, including operational, financial, management, administrative, information systems and manufacturing support, as well as other resources or systems. These functions are necessary to operate as an independent company and we may not be able to develop these functions independently. Prior to consummation of the offering, we will enter into a services agreement with Odetics intended to facilitate our transition to an independent public company, pursuant to which Odetics will continue to provide treasury, accounting, tax, internal audit, legal and human resources services for up to 18 months following the consummation of this offering. If Odetics does not provide the support we need pursuant to the services agreement, we may be forced to incur additional expenses to replace such support services and our business operations could be interrupted. In addition, loss of access to the senior management of Odetics could impair our ability to operate as a separate company. Unanticipated expenses or interruptions in our operations could have a negative effect on our business by decreasing our revenues.

We will incur significant costs in connection with our separation from Odetics

   Our obligations to Odetics, which consisted of advances from Odetics to support our working capital requirements, fund our operating losses and support acquisition activities, were approximately $37.4 million as of December 31, 1999. Upon completion of this offering Odetics will contribute to our capital approximately $12.7 million to us in the form of cancellation of indebtedness, we will pay Odetics $10.0 million from the proceeds of this offering and we will enter into a promissory note payable to Odetics in the principal amount of $14.7 million, representing the balance of our existing obligations to Odetics. We have also entered into a services agreement under which we are obligated to pay Odetics for services rendered at a rate consistent with amounts charged by Odetics to us in prior periods. We will also incur expenses to develop our own treasury, accounting, tax, internal audit, legal and human resources services. These expenses may be substantial and may adversely impact our results of operations.

Failure of representations and assumptions underlying the IRS tax ruling could cause the spin-off not to be tax-free to Odetics or to Odetics' stockholders and may require us to indemnify Odetics

   While the tax ruling relating to the qualification of the spin-off as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), generally is binding on the IRS, the continuing validity of the tax ruling is subject to certain factual representations and assumptions. We are not aware of any facts or circumstances that would cause such representations and assumptions to become untrue.

   If the spin-off were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, Odetics would recognize taxable gain generally equal to the amount by which the fair market value of the Iteris common stock distributed to Odetics' stockholders exceeded the tax basis in our assets. In addition, the distribution of our common stock to each Odetics stockholder would generally be treated as taxable to such stockholder in an amount equal to the fair market value of the Iteris common stock they receive.

   If the spin-off qualified as a distribution under Section 355 of the Code but was disqualified as tax-free to Odetics because of certain post-spin-off circumstances (such as an acquisition of Iteris), Odetics would recognize taxable gain as described above, but the distribution of our common stock in the spin-off would generally be tax-free to each Odetics stockholder.

   The Tax Allocation Agreement provides that we will indemnify Odetics for any taxes imposed on and other amounts paid by Odetics, its agents and representatives or its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of Section 355 of the Code if the failure or disqualification is caused by certain post-spin-off actions by or with respect to us (including our subsidiaries) or our stockholders. For example, the acquisition of Iteris by a third party during the two-year period following the spin-off could cause such a failure or disqualification. If any of the taxes or other amounts described above were to become payable by us, the payment could have a material adverse effect on our business, results of operations, financial position, and cash flow and could exceed our net worth by a substantial amount. See "Arrangements with Odetics-- Tax Allocation Agreement."

                         Risks Related to Our Industry

Failure to develop technologies to adapt to new technological advancements in the ITS industry could harm our business

   The ITS industry has been subject to fundamental changes recently reflecting the adoption of the National ITS Architecture and the overburdening of the existing transportation infrastructure. Our ability to remain competitive will depend in part on our ability to develop systems and solutions that incorporate the new standards and advanced traffic management technologies. In addition, since our AutoVue and Vantage systems are currently based on image recognition technology, any change in such capabilities or the emergence and acceptance of any new technologies may require us to incur substantial unanticipated costs to incorporate technologies. In addition, the introduction of a new, non-intrusive technology to address vehicle detection could replace video as a leading alternative to inductive loops. We may not be able to develop or obtain the technology necessary to address these changes in a timely manner or at all. Our inability to modify our systems and solutions to reflect changes in technology on a timely and cost-effective basis, or at all, could have a material adverse effect on our business.

New product introductions and pricing strategies by our competitors could adversely affect our ability to sell our systems and solutions and could result in pressure to price our systems and solutions in a manner that reduces our margins

   Competitive pressures could prevent us from growing, obtaining market share or require us to reduce prices on our systems and solutions, any of which could harm our business. Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical, manufacturing, distribution and marketing resources than we do. As a result, they may be able to adapt more quickly to new or emerging standards of technologies or to devote greater resources to the promotion and sale of their products than we can. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, resulting in price reductions, reduced margins and greater operating losses, any of which could materially and adversely affect our business.

 AutoVue lane departure warning systems

   While we believe that AutoVue is the only commercially-available lane departure warning system currently available, potential competitors, including Delphi Automotive Systems Corporation domestically, NEC Corporation and Hitachi Ltd. in Japan and Robert Bosch Gmbh in Europe are currently developing video sensor technology for the vehicle transportation industry that could be used for lane departure warning systems.

 Vantage vehicle detection systems

   In the market for vehicle detection systems, we compete with both manufacturers of "above ground" video camera detection systems, such as Image Sensing Systems, Inc., Econolite Control Products, Inc. and the Peek Traffic Systems division of Thermo Electron Corporation, and other non-intrusive detection devices including microwave, infrared, ultrasonic and magnetic detectors, as well as manufacturers and installers of in-pavement inductive loop products. These competitors may offer products that offer more functions at less expensive prices.

 Traffic management and traveler information systems

   The intelligent transportation management and traveler information systems market is highly fragmented and characterized by rapidly changing technology and evolving national and regional technical standards. Our competitors vary in number, scope and breadth of the products and services they offer. Our competitors in advanced management and traveler information systems include corporations like Transcore, Lockheed Martin

Corporation, PB Farradyne Inc., Kimley-Horn and Associates, Inc., TRW, Inc. and National Engineer Technology, Inc. Our competitors in transportation engineering, planning and design include major firms like Parsons Brinkerhoff, Inc. and Parsons Transportation Group Inc., as well as many regional engineering firms.

We could incur significant losses as a result of product liability claims

   We face an inherent business risk of exposure to product liability claims in the event that our systems and solutions malfunction resulting in personal injury or death. We may be named in these actions even if there is no evidence our systems and solutions caused the accident. Product liability claims could result in significant losses as a result of expenses incurred in defending claims and as a result of damage awards. The sale of systems and solutions for the vehicle transportation industry entails a high risk of such claims. In addition, if any of our systems prove to be defective, we may be required to participate in a recall involving such systems, or due to various industry or business practices or the need to maintain good customer relationships, may be placed in a position whereby we may voluntarily initiate a recall or make payments related to such claims. We currently maintain product liability insurance. However, there can be no assurance that product liability claims will be covered by such insurance, that such claims will not exceed insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

Our ability to expand into international markets is limited by regulatory, cultural, economic and other differences

   We intend to expand our international marketing and sales efforts. If our international sales increase, we will be subject to additional risks inherent in international operations. These risks include:

  .  adapting our products to foreign road conditions and regulations;

  .  longer buying cycles associated with sales to foreign governments;

  .  imposition of governmental controls;

  .  performance bond requirements;

  .  challenges related to cultural differences, including language barriers;

  . exposure to different legal standards, particularly with respect to government contracting requirements and intellectual property;

  . burdens of complying with a variety of foreign laws and trade restrictions;

  .  currency exchange fluctuations;

  .  unexpected changes in regulatory requirements;

  .  foreign technical standards;

  .  political, social and economic instability;

  .  changes in tariffs;

  .  difficulties in staffing and managing international operations;

  .  potentially adverse tax consequences; and

  .  difficulties in finding and managing local dealers.

   While substantially all of our international sales to date have been denominated in U.S. dollars, some foreign countries may experience dramatic currency devaluation, stock price declines and general market instability, leading to significant economic problems in the affected region. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our systems and solutions less competitive in international markets. These risks may limit our ability to expand into international markets successfully or require us to modify significantly our current business practices.

                  Risks Related to Our Initial Public Offering

The liquidity of our common stock is uncertain since it has not been publicly traded

   There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The price of our common stock that will prevail in the market after our initial public offering may be lower than the initial public offering price. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. In addition, shares of our common stock distributed in the spin-off will not be publicly tradable until 180 days after the date of the prospectus delivered in connection with our initial public offering. If you desire to sell your shares of our common stock during this period, you will not be able to publicly sell such shares and you may incur losses if the price of our stock declines.

Since we have broad discretion in how we use the proceeds from our initial public offering, we may use some of the proceeds in ways with which you disagree

   We have not allocated specific amounts of the net proceeds from our initial public offering for any specific purpose other than repayment of a portion of our debt to Odetics. Accordingly, our management will have significant discretion in applying the net proceeds of our initial public offering. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition and operating results.

Our need for additional financing is uncertain as is our ability to raise further financing, if required

   We currently anticipate that our available cash resources combined with the net proceeds from our initial public offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least two years after the date of the effectiveness of our registration statement filed in connection with our initial public offering. We may need to raise additional funds, however, to respond to business contingencies which may include the need to:

  .  fund more rapid expansion;

  .  fund additional marketing expenditures;

  .  enhance our operating infrastructure;

  .  respond to competitive pressures; or

  .  acquire complementary businesses or technologies.

   We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop systems or solutions or otherwise respond to competitive pressures could be significantly limited.

Future financing could adversely affect your ownership interest and rights in comparison with those of other shareholders

   If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders, including you.

Future sales of our common stock could cause our stock price to decline

   The market price for our common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock.

   There will be 16,666,667 shares of common stock outstanding immediately after our initial public offering. The shares sold in our initial public offering will be freely transferable without restriction or further registration under the Securities Act. In connection with the offering all current stockholders and option holders have agreed that, with certain exceptions, they will not sell any shares of common stock or enter into similar transactions for 180 days after the date of the prospectus delivered in connection with our initial public offering without the consent of Bear, Stearns & Co. Inc. Similarly, all shares of our common stock distributed to stockholders of Odetics will not be publicly transferable until 180 days after the date of the prospectus delivered in connection with our initial public offering. After the expiration of the 180 day period, all shares of common stock will be freely transferable and additional shares of common stock issued upon exercise of options granted under our stock-based compensation plans will be available for sale in the public market. Future sales of our common stock could cause our stock price to decline. See "Shares Eligible For Future Sale."

Provisions in our charter documents may make an acquisition of us more difficult

   Provisions of our Certificate of Incorporation and Bylaws, as well as provisions under Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to stockholders. See "Description of Capital Stock."

                  Additional Information on Risk Factors

   The following disclaimers pertain to and should be read in conjunction with the risk factors discussed above. These disclaimers further explain the effect that the occurence of these risks may have on your investment:

  .  The risks described above are not the only ones facing our company.

  . Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our company.

  . If any of these risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

                           FORWARD-LOOKING STATEMENTS

   This information statement contains forward-looking statements that involve risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. Such statements include but are not limited to statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors" and "Business" and elsewhere in this information statement.

   In addition, such forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions or expectations will be achieved. The information contained in this information statement, including the section discussing risk factors, identifies important factors that could cause such differences.

   The cautionary statements made in this information statement are intended to be applicable to all related forward-looking statements wherever they appear in this information statement. We assume no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

                                  THE SPIN-OFF

Introduction

   On December 16, 1999, the Board of Directors of Odetics approved the spin-off, which will result in our separation from Odetics by means of a tax-free spin-off. The spin-off is expected to occur immediately prior to our initial public offering. At the time of the spin-off, Odetics will own approximately 93% of our outstanding common stock.

Reasons for the Spin-Off

   The board of directors of Odetics believes that the spin-off will accomplish a number of important business objectives and, by enabling us to develop our respective businesses separately, should better position Odetics and us to produce greater stockholder value over the long term. As a separate company, we will be better able to focus on our own strategic priorities and have greater access to capital markets than we could as a subsidiary of Odetics.

   We believe that the spin-off will enable our business to grow more quickly and efficiently in the following ways:

  . Our business has different fundamentals, growth characteristics and strategic priorities than the business conducted by Odetics. The separation of our business from those of Odetics will enable us to focus on our own strategic priorities, which we believe should increase our ability to capitalize on growth opportunities for our business and enhance our ability to respond more quickly to changes in the markets that we serve.

  . The spin-off will enable us to enhance our access to the capital markets by allowing the financial community to focus separately on our business. Immediately following the spin-off, we intend to raise approximately $50.0 million in equity capital in an initial public offering that we will use to:

    .  repay $10.0 million of our debt payable to Odetics;

    .  expand our sales and marketing activities;

    . fund acquisitions or investments in businesses, products, services or technologies complimentary to our business;

    .  provide working capital; and

    .  fund other general corporate expenses.

  . The spin-off will enable us to recruit, retain and motivate key employees by providing them with stock-based compensation incentives directly tied to the success of our business.

Manner of Effecting the Spin-Off

   Odetics will effect the spin-off by distributing the 11,254,043 shares of our common stock that it currently holds to holders of record of Odetics Class
A and Class B common stock as of the close of business on              , 2000.
The spin-off will be made on the basis of one share of our common stock for
every     shares of Odetics Class A and/or Class B common stock held by Odetics stockholders. At the request of the underwriters of our initial public offering and as a condition to the spin-off and our initial public offering, none of the shares distributed in the spin-off will be publicly tradable until 180 days after the date of our prospectus delivered in connection with our initial public offering.

   Prior to the spin-off, Odetics will deliver the 11,254,043 shares of our common stock that it currently holds to the distribution agent for distribution. As promptly as practicable after the spin-off, the distribution agent will mail certificates for whole shares of our common stock to Odetics
stockholders of record on              , 2000.

   If a stockholder is otherwise entitled to receive a fractional share of our common stock, that stockholder will instead receive cash. The distribution agent will, promptly after the date of the spin-off, aggregate all fractional share interests in our common stock with those of other similarly situated stockholders. These fractional interests will be cancelled and Odetics will deposit an amount with the distribution agent equal to the aggregate value of such fractional interests based upon our initial public offering price. The distribution agent will distribute the cash deposited to stockholders entitled to such cash pro rata based upon their fractional interests in our common stock. No interest will be paid on any cash distributed instead of fractional shares. The distribution agent is not affiliated with Odetics or Iteris.

   No consideration will be paid by stockholders of Odetics for the shares to be received by them in the spin-off, and Odetics stockholders will not be required to surrender or exchange shares of Odetics common stock or take any other action in order to receive the distributed shares.

Results of the Spin-Off

   After the spin-off, we will be a separate, independent public company. Our management, fundamentals, growth characteristics and strategic priorities will be different from those of Odetics. Odetics will have no ownership interest in us after the spin-off, although two of our board members, Joel Slutzky and Gregory A. Miner, will remain executive officers and directors of Odetics.

   Immediately after the spin-off we intend to sell 4,166,667 shares of our common stock in an underwritten public offering. Following the spin-off and our initial public offering, we expect to have a substantial number of holders of record of our common stock and approximately 16,666,667 shares of our common stock outstanding, based on the number of shares being issued in our initial public offering and the number of shares being distributed in the spin-off.

   As with Odetics Class A common stock, the shares of our common stock will:

  .  be fully paid and nonassessable;

  .  have one vote per share, with no right to cumulate votes; and

  .  carry no preemptive rights.

   Our common stock will differ from Odetics Class B common stock with respect to voting rights only. Our common stock and Odetics Class A and Class B common stock, however, will be different securities and will not trade or be valued alike. See "Description of Capital Stock."

   We expect our common stock to be listed on the Nasdaq National Market under the trading symbol "ITER." The spin-off will not, in and of itself, affect the number of outstanding shares of Odetics Class A and Class B common stock, or the rights associated with those shares.

Material Federal Income Tax Consequences of the Spin-Off

   The following is a summary of the material United States federal income tax consequences of the spin-off. It is not intended to address the tax consequences applicable to every stockholder. In particular, this summary does not cover state, local or international income and other tax consequences. Accordingly, stockholders are strongly encouraged to consult their individual tax advisors for information on the tax consequences applicable to their individual situations.

   Odetics has received a tax ruling from the IRS that states that the spin-off will qualify as a tax-free distribution under Section 355 of the Code. In accordance with this tax ruling:

  . No gain or loss will be recognized by Odetics upon the distribution of Iteris common stock to Odetics stockholders.

  . No gain or loss will be recognized by Odetics stockholders as a result of your receipt of our common stock in the spin-off except to the extent that you receive cash instead of a fractional share.

  . If you receive cash instead of a fractional share of our common stock in the spin-off, you will be treated as having received the fractional share in the spin-off and then having sold the fractional share. Accordingly, you will recognize gain or loss equal to the difference between the cash you receive and the amount of the tax basis allocable (as described below) to the fractional share. The gain or loss will be capital gain or loss if you would have held the fractional share as a capital asset.

  . Your tax basis in your Odetics common stock will be apportioned among the Odetics common stock and the Iteris common stock you receive in the spin-off on the basis of the relative fair market values of the shares on the date of the spin-off.

  . The holding period of Iteris common stock that you receive in the spin-off will be the same as the holding period of the Odetics common stock with respect to which you received our common stock so long as you hold the Odetics common stock as a capital asset on the date of the spin-off.

   The tax ruling relating to the qualification of the spin-off as a tax-free distribution within the meaning of Section 355 of the Code generally is binding on the IRS. However, the continuing validity of the tax ruling is subject to certain factual representations and assumptions.

   If the spin-off were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, Odetics would recognize taxable gain generally equal to the amount by which the fair market value of our common stock distributed to Odetics' stockholders exceeds the taxable basis in our assets. In addition, each Odetics stockholder who receives our common stock in the spin-off would generally be treated as having received a taxable distribution in an amount equal to the fair market value of our common stock. If the spin-off qualified under Section 355 of the Code but was disqualified as tax-free to Odetics because of certain post-spin-off circumstances, for example, if any person acquired 50% or more of our common stock within two years after the spin-off, Odetics could recognize taxable gain as described above but the spin-off would generally be tax-free to each Odetics stockholder as described in the preceding paragraph.

   The foregoing summarizes the material United States federal income tax consequences of the spin-off under current law. You should consult your tax advisor as to the particular circumstances of the spin-off to you, including application of state, local and international tax laws, and as to possible changes in tax law that may affect the tax consequences described above.

   Our Tax Allocation Agreement provides that we will indemnity Odetics for any taxes imposed on, or other amounts paid by, Odetics, its agents and representatives or its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of Section 355 of the Code if the failure or disqualification is attributable to certain post-spin-off actions or failures to act by or with respect to us (including subsidiaries) or our stockholders, such as the acquisition of Iteris by a third party during the two-year period following the spin-off. See "Arrangements Odetics -- Tax Allocation Agreement."

Listing and Trading of Our Common Stock

   Currently, there is no public market for our common stock. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol "ITER."

   The distribution of our common stock to the Odetics stockholders will occur immediately prior to our initial public offering. We expect that "regular way" trading of our common stock will begin on the day following the spin-off with respect to shares issued in our initial public offering. At the request of the underwriters of our initial public offering and as a condition to the spin-off and our initial public offering, shares distributed to you in the spin-off will not be publicly tradable until 180 days after the date of our prospectus delivered in connection with to our initial public offering.

After this lock-up period, all of our shares will trade on a regular way basis. As a result, we do not believe that a temporary form of interim trading called "when-issued trading" will occur for our common stock.

   Odetics stock will continue to trade on a regular way basis and may also trade on a when-issued or ex-distribution basis, reflecting an assumed value for Odetics common stock after giving effect to the spin-off and distribution of Iteris common stock. When-issued or ex-distribution trading in Odetics
common stock, if available, would begin on or about        , 2000 and continue
through the date of the spin-off.

   The prices at which our common stock will trade following the spin-off will be determined by the marketplace and may be influenced by many factors, including those set forth under "Risk Factors" and:

  .  the depth and liquidity of the market for our common stock;

  . investor perceptions of us, our business and the markets in which we operate;

  .  our financial results; and

  .  general economic and market conditions.

   Shares of our common stock distributed to Odetics stockholders will be marked with a legend restricting the public sale of the distributed shares until 180 days after the date of our prospectus delivered in connection with our initial public offering. In addition, stop transfer instructions will be placed with the transfer agent for these shares. Following this lock-up period, the shares of our common stock that are distributed in the spin-off will be freely transferable, except for securities received by persons deemed to be our "affiliates" under the Securities Act of 1933, as amended. See "Shares Eligible for Future Sale."

                   SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected financial data set as of March 31, 1998 and 1999 and December 31, 1999 and for each of the years ended March 31, 1997, 1998 and 1999 and the nine months ended December 31, 1999 has been derived from our consolidated financial statements audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus. Selected consolidated financial data as of March 31, 1995, 1996 and 1997 and for each of the years ended March 31, 1995 and 1996 has been derived from our unaudited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of and for the nine months ended December 31, 1998 has been derived from our unaudited consolidated financial statements for such period included elsewhere in this prospectus. The unaudited financial information includes adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this information in accordance with generally accepted accounting principles. The consolidated statement of operations data for the nine month period ended December 31, 1999 are not necessarily indicative of the results to be expected for the full fiscal year ending March 31, 2000 or any future period. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                                        Nine Months Ended
                                           Years Ended March 31                            December 31
                          ----------------------------------------------------------  ----------------------
                             1995        1996        1997        1998        1999        1998        1999
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                        (in thousands, except share and per share data)
Consolidated Statement
 of Operations Data:
Revenue:
 Sensors................  $      200  $      287  $      538  $    1,607  $    4,339  $    3,051  $    5,880
 Systems................           0           0           0       4,234      10,241       7,349      11,567
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total revenue........         200         287         538       5,841      14,580      10,400      17,447
Cost of sales:
 Sensors................         115         358         470       2,555       3,129       2,342       3,282
 Systems................           0           0           0       2,815       7,195       5,091       8,465
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total cost of sales..         115         358         470       5,370      10,324       7,433      11,747
Gross profit:
 Sensors................          85         (71)         68        (948)      1,210         709       2,598
 Systems................           0           0           0       1,419       3,046       2,258       3,102
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total gross profit...          85         (71)         68         471       4,256       2,967       5,700
Operating expenses:
 Research and
  development...........         652       1,269       2,378       2,037       2,152       1,441       2,498
 Selling, general and
  administrative........         160       1,055       1,411       3,414       5,729       3,844       4,717
 Charges allocated by
  Odetics...............          15          60         105         458         881         562       1,057
 Other expenses.........           0           0           0         465         368         225         528
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Loss from operations....        (742)     (2,455)     (3,826)     (5,903)     (4,874)     (3,105)     (3,100)
Interest charge
 allocated by Odetics...         107         304         680       1,344       2,167       1,550       2,191
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Loss before income
 taxes..................        (849)     (2,759)     (4,506)     (7,247)     (7,041)     (4,655)     (5,291)
Income taxes............           0           0           0           0           0           0           0
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net loss................  $     (849) $   (2,759) $   (4,506) $   (7,247) $   (7,041) $   (4,655) $   (5,291)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Net loss per share,
 basic and diluted......  $    (0.08) $    (0.25) $    (0.40) $    (0.64) $    (0.60) $    (0.40) $    (0.44)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Shares used in
 computation of net loss
 per share, basic and
 diluted................  11,254,050  11,254,050  11,254,050  11,254,050  11,646,900  11,494,100  12,081,300
                                             As of March 31,                           As of December 31,
                          ----------------------------------------------------------  ----------------------
                             1995        1996        1997        1998        1999        1998        1999
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                         (in thousands)
Consolidated Balance
 Sheet Data:
Working capital
 (deficit)..............  $   (1,431) $      481  $     (672) $   (3,315) $      (96) $     (192) $    2,069
Total assets............           0         576       1,675      11,614      17,996      15,656      19,248
Total liabilities.......       1,431       4,766      10,371      27,557      36,711      31,984      43,483
Total stockholders'
 equity (deficit).......      (1,431)     (4,190)     (8,696)    (15,943)    (18,715)    (16,328)    (24,235)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with our financial statements and notes included elsewhere in this information statement. This information statement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in "Risk Factors" and "Business."

Overview

   We design, develop, market and implement software based solutions which improve the safety and efficiency of vehicle transportation. Our current customers include federal, state, and other public agencies as well as vehicle manufacturers from which we have limited revenue. We currently operate in two business segments: sensors and systems. Our sensors segment has historically consisted of our Vantage video vehicle detection systems and more recently our AutoVue lane departure warning system. Our systems segment consists of our transportation management and traveler information systems. For the fiscal years ended March 31, 1998 and 1999 and the nine months ended December 31, 1998 and 1999, approximately 66% to 72% of our total revenue has been derived from our systems segment. However, with the recent introduction of AutoVue and with the continued growth of Vantage, we expect that revenue from our sensors segment will represent an increasing percentage of total revenue.

   We began as a division of Odetics, Inc. in 1994 and incorporated as a subsidiary of Odetics in September 1998. Odetics currently owns approximately 93% of our outstanding common stock. Immediately prior to our initial public offering, Odetics will distribute all of its shares of our common stock to its stockholders in a tax-free spin-off. During the periods presented and through the period prior to the spin-off, we have been charged by Odetics for expenses allocable to our business and interest on debt owed to Odetics. Concurrent with the spin-off, we will enter into a services agreement with Odetics for the provision of treasury, accounting, tax, audit, legal and human resources services, which will be charged to us on terms consistent with past practices.

   Prior to June 1997, our revenue consisted solely of sales from our Vantage systems. In June 1997, we acquired certain assets from the transportation systems business of Rockwell, which expanded our product offerings to include transportation systems consulting and design services. The acquisition of assets from Rockwell also provided us with some of the technologies for the AutoVue system. We further augmented our transportation management and traveler information systems design and consulting capabilities with the acquisition of Meyer Mohaddes Associates, Inc. in October 1998, and the acquisition of the assets of Viggen Corporation in January 1999.

   Revenue from the sale of sensors and the related costs of sales are generally recognized on the date of shipment. Systems revenue is derived primarily from long-term contracts with government agencies. Systems revenue includes costs incurred plus a portion of estimated fees or profits determined on the percentage of completion method of accounting based on the relationship of costs incurred to total estimated costs. Revenue from follow-on service and support after installation is recognized when earned.

   In our sensors business we design, assemble and test components of Vantage and subcontract the manufacturing of AutoVue. As a result, cost of sales for sensors include subassemblies purchased from outside sources, related manufacturing overhead and direct labor. Our systems business is labor intensive and often involves a significant amount of custom software development. As a result, cost of sales for systems consists primarily of wages, overhead and subcontracting costs. We do not manufacture or procure any of the hardware components used in the systems that we design and implement.

   Our operating expenses are comprised of:

  . research and development, which consist primarily of wages, subcontracting expenses, prototype materials and related overhead costs to support new systems development for AutoVue and Vantage;

  . selling, general and administrative, which consist primarily of wages and related benefits, advertising and promotional expenses and travel expenses;

  . charges allocated by Odetics, which consist of accounting, auditing, payroll processing, treasury functions, administration of employee incentive programs, marketing support, facilities and facilities management, certain legal services, insurance costs and other miscellaneous expenses; and

  . other expenses, which primarily consists of goodwill amortization and non-recurring charges.

   Our operating expenses have increased significantly in recent periods as a result of business acquisitions and growth in both our sensors and systems segments. We expect our operating expenses to continue to increase to support growth and as we separate from Odetics.

   We also pay interest charges on debt we owe to Odetics. Odetics has historically advanced funds to meet our capital requirements and charged interest on the resulting intercompany account balance using Odetics' cost of the related borrowed funds which was 10.5% at December 31, 1999.

   Income tax expenses for each member of the Odetics consolidated group has been allocated only to companies in the group with separate taxable income. As of the date of our separation we will not have received any taxable benefit for our accumulated losses. We expect to derive benefit from taxable losses incurred in the future and will incur liabilities for future taxable income.

   We have incurred net operating losses and negative cash flows since our inception. To date, our losses and working capital needs have been funded by Odetics. We expect to continue to incur net losses and negative cash flows as we seek to grow our business and implement our strategy.

Results of Operations

   The following table sets forth certain statements of operations data expressed as a percentage of total revenue for the periods indicated, except for cost of sales and gross profit, which are each expressed as a percentage of the corresponding segment revenue.

                                                              Nine Months
                                                            Ended December
                              Years Ended March 31                30
                            -----------------------------   -----------------
                              1997       1998      1999      1998      1999
                            --------   --------   -------   -------   -------
Revenue:
  Sensors..................    100.0 %     27.5 %    29.8 %    29.3 %    33.7 %
  Systems..................      0.0       72.5      70.2      70.7      66.3
                            --------   --------   -------   -------   -------
    Total revenue..........    100.0      100.0     100.0     100.0     100.0
Cost of sales:
  Sensors..................     87.4      159.0      72.1      76.8      55.8
  Systems..................      0.0       66.5      70.3      69.3      73.2
    Total costs of sales...     87.4       91.9      70.8      71.5      67.2
Gross profit:
  Sensors..................     12.6      (59.0)     27.9      23.2      44.2
  Systems..................      0.0       33.5      29.7      30.7      26.8
    Total gross profit.....     12.6        8.1      29.2      28.5      32.7
Operating expenses:
  Research and
   development.............    442.0       34.9      14.8      13.9      14.3
  Selling, general and
   administrative..........    262.3       58.4      39.3      37.0      27.0
  Charges allocated by
   Odetics.................     19.5        7.8       6.0       5.4       6.1
  Other expenses...........      0.0        8.0       2.5       2.2       3.0
                            --------   --------   -------   -------   -------
Loss from operations.......   (711.2)    (101.1)    (33.4)    (29.9)    (17.7)
  Interest charges
   allocated by Odetics....    126.4       23.0      14.9      14.9      12.6
                            --------   --------   -------   -------   -------
Loss before income taxes...   (837.6)    (124.1)    (48.3)    (44.8)    (30.3)
  Income tax expense.......      0.0        0.0       0.0       0.0       0.0
                            --------   --------   -------   -------   -------
Net loss...................   (837.6)%   (124.1)%   (48.3)%   (44.8)%   (30.3)%
                            ========   ========   =======   =======   =======

Nine Months Ended December 31, 1999 Compared with Nine Months Ended September 30, 1998

   Total Revenue. Total revenue increased by 67.8% to $17.4 million for the nine months ended December 31, 1999 from $10.4 million for the nine months ended December 31, 1998.

   Sensors revenue increased by 92.7% to $5.9 million for the nine months ended December 31, 1999 from $3.1 million for the nine months ended December 31, 1998. Vantage sales comprised approximately 92% of sensors revenues in the nine-months ended December 31, 1999 with the remainder comprised of sales of AutoVue. The increase primarily represented increased sales as a result of growth in our installed user base.

   Systems revenue increased by 57.4% to $11.6 million for the nine months ended December 31, 1999 from $7.4 million for the nine months ended December 31, 1998. Included in the 1999 period was $4.5 million from the acquisition of systems revenue from the acquisition of Meyer Mohaddes and of Viggen, and included in the 1998 period was $1.6 million of revenue derived from a contract with the City of Jinan, China. Excluding these items, systems revenue increased $1.3 million, due to a general increase in systems activity. Approximately 54% of our systems revenue was derived from cost plus fee contracts, with the remainder represented by fixed price contracts.

   Gross Profit. Total gross profit increased to $5.7 million, or 32.7% of total revenue, for the nine months ended December 31, 1999 from $3.0 million, or 28.5% of total revenue, for the nine months ended December 31, 1998.

   Gross profit from sensors revenue increased to $2.6 million, or 44.2% of sensors revenue, for the nine months ended December 31, 1999 from $709,000 or 23.2% of sensors revenue, for the nine months ended December 31, 1998. The increase in gross profit on sensors revenue reflected increased sales of Vantage and improved absorption of manufacturing overhead. In addition, improved gross profit performance reflected the benefits of Vantage cost reduction efforts.

   Gross profit from systems revenue increased to $3.1 million, or 26.8% of systems revenue, for the nine months ended December 31, 1999 from $2.3 million, or 30.7% of systems revenue, for the nine months ended December 31, 1998. The dollar increase in gross profits of systems revenue reflected the 57.4% increase in systems revenue in the nine months ended December 31, 1999. The decline in gross profit as a percentage of systems revenue reflected the lower relative gross profits of contracts acquired as part of the acquisition of Meyer Mohaddes and of Viggen as well as lower gross profit from certain fixed priced contracts during the nine months ended December 31, 1999.

   Research and Development Expenses. Research and development expenses increased by 73.4% to $2.5 million, or 14.3% of total revenue, for the nine months ended December 31, 1999 from $1.4, or 13.9% of total revenue, for the nine months ended December 31, 1998. Research and development expenses reflected new product development to support AutoVue and Vantage. These two development programs consumed approximately equal levels of research and development expenses in the nine months ended December 31, 1998. The increase in research and development expenses in the nine months ended December 31, 1999 primarily reflected a 180% increase in expenses to support AutoVue development as we continued to enhance performance, add features and functionality and improve packaging, which was partially offset by reduced expenses for development of Vantage.

   Selling, General and Administrative Expenses. Selling, general, and administrative expenses increased by 22.7% to $4.7 million, or 27.0% of total revenue, for the nine months ended December 31, 1999 from $3.8 million, or 37.0% of total revenue, for the nine months ended December 31, 1998. The acquisition of Meyer Mohaddes and of Viggen constituted approximately $730,000 of the increase. Approximately $920,000 of the increase primarily reflected the addition of personnel and infrastructure to support Vantage and Autovue sales. These increases were offset in part by cost savings resulting from our completion and withdrawal of activities to support market activity in China.

   Charges Allocated by Odetics. Charges allocated by Odetics increased by 88.1% to $1.1 million, or 6.1% of total revenue, for the nine months ended December 31, 1999 from $562,000, or 5.4% of total revenue, for the nine months ended December 31, 1998. The increase was attributable to our expanding wage base, higher square footage occupancy of facilities, and higher revenue relative to Odetics' consolidated group revenue.

   Other Expenses. Other expenses increased by 134.7% to $528,000, or 3.0% of total revenue, for the nine months ended December 31, 1999 from $225,000, or 2.2% of total revenue, for the nine months ended December 31, 1998. The increase primarily represented the amortization of goodwill arising from the acquisition of Meyer Mohaddes in October 1998.

   Interest Charges Allocated by Odetics. Interest charges allocated by Odetics increased by 41.4% to $2.2 million, or 12.6% of total revenue, in the nine months ended December 31, 1999 from $1.6 million, or 14.9% of total revenue, in the nine months ended December 31, 1998. The increase reflected increased intercompany borrowings necessary to support our working capital requirements and fund our operating losses.

Year Ended March 31, 1999 Compared with Year Ended March 31, 1998

   Total Revenue. Total revenue increased by 149.6% to $14.6 million for the fiscal year ended March 31, 1999 from $5.8 million for the fiscal year ended March 31, 1998.

   Sensors revenue increased by 170.0% to $4.3 million in fiscal 1999 from $1.6 million in fiscal 1998. The increase in sensors revenue reflects increased unit sales volume of Vantage across a broad customer base.

   Systems revenue increased by 141.9% to $10.2 million in fiscal 1999 from $4.2 million in fiscal 1998. All of our systems revenue in fiscal 1998 reflected services performed by us on contracts acquired from Rockwell in June 1997. Fiscal 1999 systems revenue includes $1.6 million derived from a contract with the City of Jinan, China. Approximately 21.2% of our systems revenue in fiscal 1999 reflected revenue from the acquisitions of Meyer Mohaddes in October 1998 and the assets of Viggen Corporation in January 1999. 59.0% of the system revenue in fiscal 1999 was generated under cost plus fee and time and material contracts, while the remaining revenue was derived from fixed price contracts.

   Gross Profit. Total gross profit increased by 803.6% to $4.3 million, or 29.2% of total revenue, for fiscal 1999 from $471,000, or 8.1% of total revenue, for fiscal 1998.

   Gross profit on sensors revenue totaled $1.2 million, or 27.9% of sensors revenue in fiscal 1999 as compared to a gross profit (loss) of ($948,000), or (59%) of sensors revenue, in fiscal 1998. Through fiscal 1998 Vantage had limited sales volume and we incurred significant costs for direct labor, manufacturing overhead and other manufacturing costs relative to its limited sales. During fiscal 1998, gross profit on sensor revenue was also negatively impacted by $800,000 of costs for upgrades to the installed base of an earlier generation of Vantage, in addition to charges for inventory obsolescence related to earlier design versions of Vantage. The improvement in gross profit on sensors revenue in fiscal 1999 also reflected the benefit of increased sales volume and manufacturing efficiencies. Also during fiscal 1999, we introduced certain design changes to lower total cost.

   Gross profit on systems revenue increased by 114.7% to $3.0 million, or 29.7% of systems revenue, in fiscal 1999 from $1.4 million, or 33.5% of systems revenue, in fiscal 1998. The slight decrease in gross profit as a percentage of systems revenue in fiscal 1999 reflected the contribution of contracts from the acquisitions of Meyer Mohaddes and the assets of Viggen. These acquired contracts had associated lower gross profit percentages compared to our other ongoing systems activities.

   Research and Development Expenses. Research and development expense increased by 5.6% to $2.2 million, or 14.8% of total revenue, in fiscal 1999 from $2.0 million, or 34.9% of total revenue, in fiscal 1998. The increase in research and development expense reflected the acceleration of development of AutoVue during fiscal 1999, which was partially offset by a reduction in development activities supporting Vantage.

Approximately 47% of our research and development expense in fiscal 1999 was incurred to support AutoVue development efforts. As a percentage of total revenue, research and development expenses declined sharply in fiscal 1999 as a result of substantial increases in systems and sensors revenue in fiscal 1999.

   Selling, General and Administrative Expense. Selling, general and administrative expense increased by 67.8% to $5.7 million, or 39.3% of total revenue, in fiscal 1999 from $3.4 million, or 58.4% of total revenue, in fiscal 1998. Approximately $500,000 of the increase resulted from increased expenses associated with the acquisition of Meyer Mohaddes and the assets of Viggen. During fiscal 1999, we also expanded our sales and marketing efforts to support increases in both systems and sensor revenue. As a percentage of total revenue, selling, general and administrative expenses declined in fiscal 1999 as a result of substantial increases in systems and sensors revenue in fiscal 1999.

   Charges Allocated by Odetics. Charges allocated by Odetics increased by 92.4% to $881,000, or 6.0% of total revenue, in fiscal 1999 from $458,000, or 7.8% of total revenue, in fiscal 1998. The increase was attributable to our expanding wage base, higher square footage occupancy of facilities, and higher revenue relative to Odetics' consolidated group revenue.

   Other Expenses. Other expenses decreased by 20.9% to $368,000, or 2.5% of total revenue, in fiscal 1999 from $465,000, or 8.0% of total revenue, in fiscal 1998. Other expenses in fiscal 1999 consisted of goodwill amortization related to the acquisition of certain assets of the transportation systems business from Rockwell in June 1997. Other expenses in fiscal 1998 included goodwill amortization related to the acquisition of certain assets of Rockwell and non-recurring charges of approximately $200,000 related to the wind-down of our business development activities in China in fiscal 1998.

   Interest Charges Allocated by Odetics. Interest charges allocated by Odetics increased by 61.2% to $2.2 million in fiscal 1999, or 14.9% of total revenue, from $1.3 million, or 23.0% of total revenue, in fiscal 1998. The increase reflected increased intercompany borrowings necessary to support our working capital requirements and fund our operating losses.

Year Ended March 31, 1998 Compared with Year Ended March 31, 1997

   Total Revenue. Total revenue increased by 985.7% to $5.8 million for the fiscal year ended March 31, 1998 from $538,000 for the fiscal year ended March 31, 1997.

   Sensors revenue increased by 198.7% to $1.6 million in fiscal 1998 from $538,000 in fiscal 1997. The increase in sensors revenue primarily reflected increased unit sales of Vantage.

   Systems revenue of $4.2 million in fiscal 1998 reflects services performed by us on contracts acquired from Rockwell. No systems revenue was recognized in fiscal 1997. 72% of the systems revenue in fiscal 1998 was generated under cost plus fee and time and material contracts, while the remaining systems revenue was derived from fixed price contracts.

   Gross Profit. Total gross profit increased by 592.6% to $471,000, or 8.1% of total revenue, for fiscal 1998 from $68,000, or 12.6% of total revenue, for fiscal 1997.

   Gross profit (loss) on sensors revenue totaled ($948,000), or (59%) of sensors revenue, in fiscal 1998 as compared to a gross profit of $68,000, or 12.6% of sensors revenue, in fiscal 1997. Prior to fiscal 1998, all of our gross profit (loss) was derived from sales of Vantage. During fiscal 1998 Vantage had limited sales volume and we incurred significant costs for direct labor, manufacturing overhead and other manufacturing costs relative to its limited volume. During fiscal 1998, gross profit on sensors revenue was also negatively impacted by $800,000 of costs for upgrades to the installed base of an earlier generation of Vantage, in addition to charges for inventory obsolescence related to earlier design versions of Vantage systems.

   Gross profit on systems revenue was 33.5% of systems revenue in fiscal 1998.

   Research and Development Expenses. Research and development expenses decreased by 14.3% to $2.0 million, or 34.9% of total revenue, in fiscal 1998 from $2.4 million, or 442.0% of total revenue, in fiscal 1997. The decrease primarily reflected the completion of development of Vantage Plus during fiscal 1998, which was partially offset by new product development activities related to AutoVue. Approximately 23.0% of our research and development expenses in fiscal 1998 were incurred to support AutoVue development efforts. As a percentage of total revenue, research and development expenses declined sharply in fiscal 1998 as a result of a substantial increase in systems revenue in fiscal 1998.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 142.0% to $3.4 million, or 58.4% of total revenue, in fiscal 1998 from $1.4 million, or 262.3% of total revenue, in fiscal 1997. The increase was due primarily to the acquisition of certain assets of the transportation systems business of Rockwell in June 1997 in addition to increased spending to support our marketing and sales proposal efforts in China.

   Charges Allocated by Odetics. Charges allocated by Odetics increased by 336.2% to $458,000, or 7.8% of total revenue, in fiscal 1998 from $105,000, or
19.5% of total revenue, in fiscal 1997. The increase was attributable to our expanding wage base, higher square footage occupancy of facilities, and higher revenues relative to Odetics' consolidated group revenues.

   Other Expenses. Other expenses for fiscal 1998 represented goodwill amortization related to the acquisition of certain assets of the transportation systems business from Rockwell in June 1997 and other non-recurring charges of approximately $200,000 related to the wind-down of our market development activities in China.

   Interest Charges Allocated by Odetics. Interest charges allocated by Odetics increased by 97.6% to $1.3 million, or 23.0% of total revenue, in fiscal 1998 from $680,000, or 126.4% of total revenue, in fiscal 1997. The increase reflected increased intercompany borrowings necessary to support our working capital requirements, fund our operating losses and support acquisition activities.

Selected Quarterly Results of Operations

   The following tables present selected quarterly financial information for each of the six quarters through September 30, 1999. This information has been prepared by us on a basis consistent with our audited financial statements appearing elsewhere in this information statement. The information includes all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future results of operations.

                                                       Three Months Ended
                          ----------------------------------------------------------------------------------------
                           June 30,    Sept. 30,     Dec. 31,     Mar. 31,     June 30,    Sept. 30,     Dec. 31,
                             1998         1998         1998         1999         1999         1999         1999
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                   (unaudited, in thousands except per share data)
Revenue:
 Sensors................  $      793   $      759   $    1,499   $    1,288   $    1,487   $    2,019   $    2,374
 Systems................       2,721        1,644        2,984        2,892        3,610        4,089        3,868
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Total revenue........       3,514        2,403        4,483        4,180        5,097        6,108        6,242
Cost of sales:
 Sensors................         659          812          871          787          699        1,130        1,453
 Systems................       2,108        1,009        1,974        2,104        2,565        3,196        2,704
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Total cost of sales..       2,767        1,821        2,845        2,891        3,264        4,326        4,157
Gross profit:
 Sensors................         134          (53)         628          501          788          889          921
 Systems................         613          635        1,010          788        1,045          893        1,164
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Total gross profit...         747          582        1,638        1,289        1,833        1,782        2,085
Operating expenses:
 Research and
  development...........         453          486          502          711          743          892          863
 Selling, general and
  administrative........       1,244        1,143        1,457        1,885        1,604        1,483        1,630
 Charges allocated by
  Odetics...............         121          189          252          319          303          367          387
 Other expenses.........         100           36           89          143          178          174          176
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Loss from operations....      (1,171)      (1,272)        (662)      (1,769)        (995)      (1,134)        (971)
Interest charges
 allocated by Odetics...         471          517          562          617          679          728          784
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Loss before income
 taxes..................      (1,642)      (1,789)      (1,224)      (2,386)      (1,674)      (1,862)      (1,755)
Income tax expense......           0            0            0            0            0            0            0
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net loss................  $   (1,642)  $   (1,789)  $   (1,224)  $   (2,386)  $   (1,674)  $   (1,862)  $   (1,755)
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net loss per share,
 basic and diluted......  $    (0.15)  $    (0.16)  $    (0.10)  $    (0.20)  $    (0.14)  $    (0.15)  $    (0.15)
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========
Shares used in computing
 net loss per share,
 basic and diluted......  11,254,000   11,254,000   11,968,000   12,111,000   12,111,000   12,069,000   12,065,000

   The following table sets forth certain statements of operations data expressed as a percentage of total revenue for the periods indicated, except for cost of sales and gross profit, which are each expressed as a percentage of the corresponding segment revenue.

Revenue:
 Sensors................        22.6 %       31.6 %       33.4 %       30.8 %       29.2 %       33.1 %       38.0 %
 Systems................        77.4         68.4         66.6         69.2         70.8         66.9         62.0
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Total revenue........       100.0        100.0        100.0        100.0        100.0        100.0        100.0
Cost of sales:
 Sensors................        83.1        107.0         58.1         61.1         47.0         56.0         61.2
 Systems................        77.5         61.4         66.2         72.8         71.1         78.2         69.9
   Total cost of sales..        78.7         75.8         63.5         69.2         64.0         70.8         66.6
Gross profit:
 Sensors................        16.9         (7.0)        41.9         38.9         53.0         44.0         38.8
 Systems................        22.5         38.6         33.8         27.2         28.9         21.8         30.1
   Total gross profit...        21.3         24.2         36.5         30.8         36.0         29.2         33.4
Operating expenses:
 Research and
  development...........        12.9         20.2         11.2         17.0         14.6         14.6         13.8
 Selling, general and
  administrative........        35.4         47.6         32.5         45.1         31.5         24.3         26.1
 Charges allocated by
  Odetics...............         3.4          7.9          5.6          7.6          5.9          6.0          6.2
 Other expenses.........         2.8          1.5          2.0          3.4          3.5          2.8          2.8
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Loss from operations....       (33.3)       (52.9)       (14.8)       (42.3)       (19.5)       (18.6)       (15.6)
Interest charges
 allocated by Odetics...        13.4         21.5         12.5         14.8         13.3         11.9         12.6
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Loss before income
 taxes..................       (46.7)       (74.4)       (27.3)       (57.1)       (32.8)       (30.5)       (28.1)
Income tax expense......         0.0          0.0          0.0          0.0          0.0          0.0          0.0
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net loss................       (46.7)%      (74.4)%      (27.3)%      (57.1)%      (32.8)%      (30.5)%      (28.1)%
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========

Quarterly Results of Operations

   Total Revenue. Sensors revenue in all quarters presented primarily reflected sales of Vantage with the exception of the quarter ended December 31, 1999 which included $382,000 of revenue from sales of AutoVue. Systems revenue in the quarter ended June 30, 1998 included $1.4 million of revenue derived from a contract with the City of Jinan, China which was substantially completed in such quarter. Systems revenue in the quarter ended December 31, 1998 includes the contributions of revenue from the acquisition of Meyer Mohaddes.

   Gross Profit. Gross profit as a percentage of sensors revenue rose to 53.0% in the quarter ended June 30, 1999, reflecting the benefit of direct sales of Vantage to a customer that yielded higher than customary gross profit margins. Quarterly gross profits on systems revenue are subject to fluctuation as a result of changes in estimates used in percentage of completion accounting.

   Expenses. Our operating expenses have generally increased over each of the last seven quarters ended December 31, 1999 as we have increased investments in our sales, marketing and administrative infrastructure to support growth. Research and development expenses have increased to support expansion of Vantage and to support investments in AutoVue. In the quarter ended March 31, 1999 selling, general, and administrative expenses included a charge of approximately $353,000 representing deferred financing costs.

Liquidity and Capital Resources

   From April 1, 1996 through December 31, 1999, we have incurred cumulative losses of $24.1 million. Our cumulative negative cash flow from operating activities, primarily as a result of those losses for such period was $27.2 million. During fiscal 1998, we used $2.2 million in cash to acquire certain assets of the transportation systems business from Rockwell. To date, we have relied upon interest bearing advances from Odetics to provide the necessary cash to support our working capital requirements, fund our operating losses and support acquisition activities. Days sales in accounts receivable were 73 days at December 31, 1999 compared to 96 days at March 31, 1999 and 38 days at March 31, 1998. The increase at March 31, 1999 resulted primarily from incremented accounts receivable that accompanied the acquisitions of Meyer, Mohaddes Associates, Inc. and of Viggen. At December 31, 1999, we owed Odetics approximately $37.4 million as a result of the net advances made to us since our inception including accrued interest. $10.0 million of the net proceeds received from our initial public offering will be paid by us to Odetics as a reduction of principal on this obligation. An additional principal amount of approximately $12.7 million will be cancelled by Odetics and treated as a contribution to capital. The balance of the obligation then due will be $14.7 million, which will be converted to a promissory note, payable in interest only for the first year and in 16 quarterly installments of principal and interest thereafter.

   We are currently co-borrowers with Odetics under a joint Loan and Security Agreement with Transamerica Business Credit Corporation and are jointly and severally liable for all amounts advanced. The maximum amount available under this credit facility is $17.0 million, of which no borrowings were outstanding at December 31, 1999. This facility provides for borrowings at a prime rate as defined in the agreement, (8.5% at December 31, 1999), plus 2.00%. The borrowings under this facility are secured by substantially all of our assets. Upon consummation of the spin-off we will no longer be a co-borrower under this facility and the security interests in our assets will be released. Shortly after our initial public offering, we intend to establish our own line of credit. However, we cannot ensure that we will be successful in obtaining this line of credit on acceptable terms, if at all.

   At December 31, 1999, we had a net capital deficiency of $24.2 million as a result of accumulated losses since our inception. Upon completion of our initial public offering, we anticipate that we will have sufficient capital to fund our operations for a period of at least two years. We may in the future require additional funds through bank financings, debt or equity offerings or other sources of capital. Such additional funding may not be available when needed or on terms acceptable by us, which would have a material adverse effect on our business, financial condition and results of operations.

Impact of the Year 2000

   Many existing computer systems and applications, and other control devices were designed to use two digits rather than four digits to define an applicable year. As a result, such systems and applications may be unable to recognize the year 2000 and could fail or create erroneous results. These problems are commonly referred to as the year 2000 problem. Through January 31, 2000, we have experienced no significant problems resulting from the Year 2000 issue.

   We have evaluated each of our products and believe that each is substantially year 2000 compliant. We have adopted the British Standards Institute standard for its statements of compliance regarding the year 2000 problem. We believe that it is not possible to determine whether all of our customers' products into which our products are incorporated will be year 2000 compliant because we have little or no control over the design, production and testing of our customers' products.

   The year 2000 problem could affect the systems, transaction processing computer applications and devices that we use to operate and monitor all major aspects of our business, including financial systems (such as general ledger, accounts payable, and payroll), customer services, infrastructure, master productions scheduling, materials requirement planning, test equipment, security systems, networks and telecommunications systems. We believe that we have identified and corrected substantially all of the major systems, software applications and related equipment used in connection with our internal operations that required modification or upgrading in order to minimize the possibility of a material disruption to our business. Because most of our software applications are recent versions of vendor supported, commercially available products, we have not incurred, and do not expect in the future to incur, significant costs to upgrade these applications.

   We estimate that Odetics has expended approximately $500,000 addressing year 2000 issues for its consolidated group, a portion of which was allocated to us. Assuming we have identified our most significant year 2000 issues and that the plans of our third party suppliers will be fulfilled in a timely manner without cost to us, we do not expect to incur any additional significant costs to address year 2000 issues. We cannot be sure that these assumptions are accurate, and actual results could differ materially from those we anticipate.

   We have developed contingency plans to address the year 2000 issues that may pose a significant risk to our on-going operations. These plans include accelerated replacement of affected equipment and software, temporary use of back-up equipment and software or the implementation of manual procedures to compensate for system deficiencies. We cannot be certain that any contingency plans implemented by us are adequate to meet our needs without materially impacting our operations, that any such plan will be successful or that our results of operations would not be materially and adversely affected by the delays and inefficiencies inherent in conducting operations in an alternative manner.

Quantitative and Qualitative Disclosures About Market Risk

   Market risk represents the risk of loss that may impact our financial position, operating results or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk due to changes in United States interest rates. This exposure is directly related to our normal operating and funding activities. Historically and as of December 31, 1999, we have not used derivative instruments or engaged in hedging activities.

   The interest payable on our obligation payable to Odetics is variable based on the prime rate, and, therefore, affected by changes in market interest rates. We have managed interest rate risk by remitting all cash we received to Odetics to minimize the amount of such obligation outstanding at any point in time. Following the completion of our initial public offering, we expect to reduce our outstanding indebtedness to Odetics to $14.7 million, which will be evidenced by a note payable over the 20 fiscal quarters following completion of our initial public offering with interest payable at variable rates. As a result, we expect to continue to have exposure to interest rate risk.

                                    BUSINESS

Our Company

   We design, develop, market and implement software based solutions that improve the safety and efficiency of vehicle transportation. Using our proprietary software and ITS industry expertise, we are a leading provider of video sensor systems and transportation management and traveler information systems for the ITS industry. The ITS industry is comprised of companies applying a variety of technologies to enable the safe and efficient movement of people and goods. We use our outdoor image recognition software expertise to develop proprietary algorithms for video sensor systems that improve vehicle safety and the flow of traffic. Our knowledge of the ITS industry enables us to design and implement transportation solutions that help public agencies reduce traffic congestion and provide greater access to traveler information. Our ITS systems and solutions include:

  . Sensors. Our proprietary image recognition systems include AutoVue and Vantage. AutoVue is a small windshield mounted sensor that utilizes proprietary software to detect and warn drivers of unintended lane departures. Through new software development we are expanding the AutoVue platform to incorporate additional safety and convenience features. Vantage is a video vehicle sensing system that detects the presence of vehicles at signalized intersections enabling a more efficient allocation of green signal time.

  . Transportation Management and Traveler Information Systems. We design, develop and implement software based systems that integrate sensors, video surveillance, computers and advanced communications equipment enabling public agencies to monitor, control and direct traffic flow, assist in the quick dispatch of emergency crews and distribute real-time information about traffic conditions and alternative routes.

Market Overview

   According to a study conducted for the U.S. Department of Transportation, traffic congestion cost the American public more than $72 billion in 1997 in lost time and wasted fuel in the United States. Over 40,000 people are killed and 3 million more injured each year in traffic accidents in the United States according to 1997 National Highway Transportation Safety Administration data. The total economic cost of motor vehicle crashes in the United States was $150.5 billion according to the most recent data published by NHTSA in 1994, and the personal costs due to lost lives and injuries are incalculable. To address the high economic and personal costs associated with traffic congestion and accidents, the ITS industry has identified technological solutions which can cost effectively add capacity to our roads and improve roadway safety.

   The U.S. DOT, believes that a combination of ITS and new road construction will accommodate future traffic growth at a 35% savings as opposed to meeting the same demand with construction alone. The federal government has stimulated the implementation of ITS systems by allocating significant federal funding for research and development of ITS related projects, including approximately $1.28 billion over six years through 2003. Conformance with the National ITS Architecture standards gives access to additional federal funding for ITS projects from subsequent legislative appropriations. Additionally, state and local funding is available for ITS projects.

   The U.S. DOT estimates the benefit-to-cost ratio of deploying ITS infrastructure in the 75 largest metropolitan areas to be approximately eight-to-one. The U.S. DOT also estimates that ITS applications will eliminate 1.2 million crashes per year, saving thousands of lives and $26 billion in lost productivity.

   We believe the key market drivers for the ITS industry are the demand for improved vehicle safety, the demand for reduced traffic congestion and the demand for the availability of personalized traveler information.

 Demand for Improved Vehicle Safety

   Consumers are concerned with safety on roadways and are increasingly demanding that the vehicles they buy include effective safety features. Traditionally, many of the safety features designed for vehicles have focused on protecting occupants from injury caused by an accident, such as seat belts and air bags, as opposed to accident prevention. Now, however, we believe vehicle manufacturers are focusing on safety features that are designed to prevent accidents. This trend has accelerated the demand for "collision avoidance" technologies to enhance vehicle safety.

   There were more than 12 million passenger cars, trucks and buses produced in the United States in 1997. We believe that lane departure warning systems may be deployed in a significant number of these types of vehicles produced in the future. As vehicle manufacturers and their customers increasingly focus on vehicle safety, the market for collision avoidance sensor systems is expected to grow from $45 million in 1997 to $320 million in 2002 according to the Freedonia Group, a market research company. These statistics do not include international markets.

 Demand for Reduced Traffic Congestion

   In 1998, there were more than 200 million vehicles in operation in the United States according to Automotive News. Better Roads, an ITS trade publication, estimates that in the past 10 years the amount of travel on interstate highways has grown by 30% and that the demand for roadway travel is expected to increase by another 50% over the next 20 years. For drivers this means more lost time and problems. According to the U.S. DOT, in 1995, Americans spent more than two billion hours in traffic jams. In addition to economic costs, traffic congestion leads to frustration among travelers and adverse effects on the environment due to increased emissions from wasted fuel burning. The Texas Transportation Institute estimates that over 6 billion gallons of fuel were wasted in 1997 due to traffic congestion.

   Increased traffic congestion is primarily the result of more vehicles on U.S. highways and the difficulty of expanding or creating new roadways due to a substantially built-out infrastructure. As a result, governmental transportation agencies are increasingly using ITS to monitor and regulate traffic. Transport Technology Publishing, a leading industry market research firm, projects the market for vehicle detection systems to grow from an average of approximately $500 million per year in the period from 1994 to 1998 to over $800 million per year in the period from 1998 to 2003 and that the market for alternative technologies to in-pavement inductive loops, including video based systems, is growing at over 26% per year.

   Recognizing the potential impact of traffic congestion on our economy and environment, the federal government has been active in drafting legislation to decrease traffic congestion and increase the safety and efficiency of U.S. highways. A primary example is the development of the National ITS Architecture, which defined a framework for systems integration and identified a set of standards to be used by transportation agencies when designing their transportation management systems. Additionally, in 1996 the U.S. DOT launched Operation Time Saver with the objective of implementing an intelligent transportation infrastructure in 75 of the largest metropolitan areas within 10 years. Hagler Bailly, a leading market research firm for the ITS industry, estimates that the market for ITS infrastructure will be in excess of $4 billion in 2000.

 Demand for the Availability of Personalized Traveler Information

   Traditionally, a limited amount of traffic information has been disseminated over the radio. This information is typically untimely and impersonal. Because of increased traffic congestion, drivers are demanding more timely and accurate traffic information. Drivers want to know traffic conditions on their intended route to assist them in deciding when to start a trip, what their estimated arrival time will be, which route to take and whether a change in route is necessary. This increase in the demand for traffic information is evidenced by the proliferation of web sites that now offer traffic information.

Our Solution

   We believe we are a market leader in the ITS industry in the United States. We design, develop, market and implement software based solutions to address the demands of the vehicle transportation industry, including improving vehicle safety, reducing traffic congestion and increasing the availability of personalized traffic information. Our proprietary outdoor image processing software and algorithms are incorporated into our AutoVue and Vantage video sensor systems. AutoVue is currently the only commercially-available lane departure warning system and Vantage is a leader in the market for video vehicle detection systems.

   We are also a leading provider of transportation management and traveler information systems, which incorporate our customized systems integration software and commercial software that we have developed. We are one of the two companies selected by the U.S. DOT to develop and maintain the National ITS Architecture. This has enabled us to develop invaluable experience with the standards mandated by the federal government and to establish a reputation as an expert on the National ITS Architecture.

   Our ITS systems and solutions address the demands to improve safety and efficiency of vehicle transportation in the following manner:


          Market Demand                                Our Solution
-----------------------------------------------------------------------------------------
  Improve Vehicle Safety        . AutoVue warns drivers of unintended lane departures and
                                  addresses the largest contributing factor in fatal
                                  motor vehicle accidents in the United States.
                                . We are expanding the AutoVue platform to include
                                  additional safety features.

-----------------------------------------------------------------------------------------
  Reduce Traffic Congestion     . Vantage systems monitor and provide efficient control
                                  of traffic flow at signalized intersections and on
                                  highways.
                                . Our transportation management and traveler information
                                  systems enable management of transportation networks
                                  with real-time monitoring of traffic conditions and the
                                  ability to implement corrective actions to relieve
                                  traffic congestion.

-----------------------------------------------------------------------------------------
  Increase Access to            . Our transportation management and traveler information
   Information                    systems enable the dissemination of information on
                                  current traffic conditions through changeable message
                                  signs, highway advisory radio and telephones, cable
                                  television, commercial radio, paging networks and the
                                  Internet.
                                . We are developing personalized traveler information
                                  services for delivery over wireless communication
                                  devices and the mobile Internet.


   By combining our proprietary software with our ITS industry expertise, we believe we are uniquely positioned to deliver a broad array of innovative ITS systems and solutions.

Our Strategy

   Our objective is to enhance our position as a leading provider of software based ITS systems and solutions to the vehicle transportation industry by leveraging our ITS expertise and capitalizing on industry trends. The key elements of our strategy include:

   Combine Our Proprietary Software with Our ITS Industry Expertise to Provide Transportation Solutions. Consumers and transportation authorities are looking for safer, non-intrusive technological transportation solutions. As a result, we developed our Vantage system to provide a more efficient means of monitoring and controlling traffic at signalized intersections and on highways. In addition, our transportation management and traveler information systems reduce traffic congestion, improve vehicle safety and disseminate traveler information. We intend to use our proprietary software and ITS industry expertise to provide fully-integrated intelligent transportation management and traveler information systems that enable traffic managers to efficiently monitor and direct traffic flow, promptly dispatch emergency vehicles to clear accidents, continuously monitor highway operations and accurately provide information to travelers about delays or alternative routes.

   Establish AutoVue as the Leading Platform for In-vehicle Video Sensing. We designed AutoVue to accommodate software upgrades that provide sensing functions in addition to warning drivers of unintended lane departures. Initially these additional functions will be focused on safety and convenience. Our proprietary software algorithms and the scalable design of the AutoVue system enable us to add these functions at low marginal costs. Therefore, the AutoVue system not only has the capacity to provide improved safety and additional convenience features, but may also significantly reduce the cost to vehicle manufacturers who otherwise might purchase multiple sensors from different suppliers. We also intend to expand our direct sales force and applications engineering capability to further increase market penetration for AutoVue systems.

   Provide Personalized Traveler Information to Travelers Through Wireless Communication Devices and the Mobile Internet. We intend to utilize our knowledge and experience in the areas of transportation management and traveler information systems, the Internet and wireless communications to provide a new, higher level of information to travelers. Personalized traveler information includes information on road and weather conditions, traffic congestion, travel times and suggested routes provided directly to travelers based on their personal profiles. We intend to disseminate timely and accurate information compiled from data collected from a variety of sources, such as video surveillance, vehicle sensor systems and transportation management systems.

   Pursue Strategic Acquisitions and Alliances. Since 1995, we acquired three ITS firms and have been jointly developing technology for AutoVue with DaimlerChrysler. These acquisitions and alliances have provided us with new technologies, customers and experienced technical personnel. We intend to pursue new strategic acquisitions and alliances with:

  . other developers of sensor systems and software technologies that will complement our existing business by delivering increased functionality and allow us to market our systems and solutions to new customers;

  . other firms that design transportation management and traveler information systems to expand our presence into areas where we can gain significant contracts, valuable personnel and exposure to state and local transportation agencies; and

  . wireless communications and Internet service providers who have interests in the delivery of personalized traveler information.

   Broaden Our Systems and Solutions Offerings and Expand Our Penetration of International Markets. We intend to generate additional revenue by expanding our systems and solutions to address related applications and market segments which utilize our proprietary software technologies, increasing our geographic coverage and leveraging our sales and distribution channels. For example, we intend to market wireless Vantage systems that enhance our ability to address retrofit applications. Similarly, we are targeting new applications and geographic expansion opportunities for the software and system designs we incorporate in our transportation management and traveler information systems. We also intend to increase our sales and marketing efforts internationally, particularly in Europe and Asia, where trends such as increased demand for vehicle safety and increased traffic congestion are similar to those in the United States.

Our Products and Services

 Sensor Systems

   Our sensor systems combine our proprietary software and algorithms with advanced outdoor video image processing to deliver roadway image recognition and vehicle detection systems that contribute to increase vehicle safety and reduce traffic congestion.

   AutoVue. We have developed what we believe to be currently the only commercially-available unintended lane departure warning system for heavy trucks and are marketing AutoVue for installation also in passenger cars and light and medium trucks. AutoVue is a windshield mounted device that is approximately the size of a deck of cards which serves as a platform for an image processing camera and on-board computer system. AutoVue utilizes software based upon our proprietary algorithms to predict effectively driving behavior and driver reactions in order to differentiate between intended and unintended lane departures. For example, the use of a directional signal or sudden lane changes will not elicit a warning. We integrated these software applications with our video image processing technologies to create an image sensing platform that recognizes the difference between the roadway and lane markings and accurately monitors a vehicle's placement within the lane markings. As a vehicle travels down a roadway, the AutoVue system tracks both solid and dashed lane markings. The AutoVue computer processor combines this data with the vehicle's speed to calculate the proper lane positioning of the vehicle. When a vehicle traveling at 35 miles per hour or more begins to drift towards an unintended lane departure, AutoVue sends a distinctive rumble strip sound through the vehicle's audio system, alerting the driver to make a correction. AutoVue works effectively both day and night and in most weather conditions where the lane markings are visible. AutoVue incorporates technology that we and DaimlerChrysler Corporation have been jointly developing for over four years.

   The illustration below demonstrates the perspective of AutoVue while tracking lane markings:

                             [GRAPHIC APPEARS HERE]

   Through new software development we are expanding the AutoVue platform to incorporate additional safety and convenience features. Our proprietary algorithms and the scalable design of AutoVue enable us to add these additional features at low marginal costs. AutoVue not only allows vehicle manufacturers to respond to increasing safety demands, but also provides the opportunity to reduce costs, increase functionality and consolidate their supplier base.

   We expect to ship AutoVue for installation in selected models of Mercedes' European heavy trucks in the first half of calendar year 2000. We have also developed an AutoVue system modified for driving and road conditions in North America and also expect to begin shipments to Freightliner in the first half of calendar year 2000. In addition, we have delivered AutoVue system prototypes to other leading vehicle manufacturers for evaluation and test. Our software engineers are currently developing upgrades to the AutoVue system that will work with existing AutoVue image sensing technology to deliver additional safety and convenience features.

   Vantage. Our Vantage system is a market leader for video vehicle detection. Vantage incorporates proprietary image processing technologies to provide reliable and easy to implement vehicle detection at signalized intersections and on highways. Vantage cameras, mounted on the arm of street lights or traffic signals at intersections, send video images to a Vantage processor located in a roadside cabinet. The processor analyzes the image to detect vehicle presence enabling the traffic controller to allocate effectively green signal time. The Vantage video processor includes built-in programming capability, eliminating the need for a separate computer. This makes our system very easy to use by traffic system maintenance technicians.

   The illustration below demonstrates a two approach camera placement of a Vantage system:


                             [GRAPHIC APPEARS HERE]
   We believe that Vantage provides a more reliable, flexible and easy to use and maintain solution than in-pavement inductive loops. In addition to vehicle detection, Vantage offers functions including remote programming of detection zones and remote real-time monitoring. Vantage can also provide an attractive cost of ownership in comparison to inductive loops, which are vulnerable to failure due to road construction, weather conditions and ground movement. Maintenance and repair costs for these inductive loops are significant. Additionally, because inductive loops are buried beneath the roadway surface, entire lanes of traffic must be diverted when inductive loops are installed, replaced or serviced and they are ineffective when traffic is diverted during road repairs and resurfacing projects. Vantage systems are currently used in over 150 cities in the United States and nine cities in Canada and Asia. Vantage has been adopted as a method of vehicle detection in cities such as Santa Barbara, California; Las Vegas, Nevada; St. Louis, Missouri; Omaha, Nebraska; and Philadelphia, Pennsylvania and by such transportation agencies as the Colorado Department of Transportation, the Nevada Department of Transportation, the Texas Department of Transportation, the Virginia Department of Transportation and the Ministry of Transportation in Ontario, Canada.

   We currently offer the following Vantage systems, each of which addresses a distinct market segment:

  . Vantage Plus consists of an advanced processor that can be deployed with one to six video cameras mounted at an intersection for vehicle detection on up to six different roadway approaches. Each of these cameras can accurately provide up to 24 detection zones in a single roadway approach. Vantage Plus is often deployed at new or fully refurbished intersections.

  . Vantage One incorporates the vehicle detection technology of Vantage Plus into a modular, single camera system for affordable video detection on a flexible, per camera basis. Vantage One provides video detection for a single intersection approach, enabling our customers to retrofit cost effectively in-pavement inductive loops one approach to an intersection at a time.

  . Vantage Edge incorporates the same vehicle detection algorithms found in Vantage Plus and Vantage One into a processor designed to plug easily into standard Type 170 cabinets, a widely used type of traffic control cabinet in the United States.

  . Vantage Remote Access System, or VRAS, is a software application that may be installed on any personal computer equipped with a modem. Traffic agencies typically use VRAS to perform system diagnostics and reconfigure detection zones for each Vantage camera from a remote location. The VRAS allows traffic control personnel to view images to visually verify traffic conditions and emergency situations.

  . Vantage Wireless Systems incorporate the full functionality of the Vantage family of systems in a wireless architecture, obviating the need to run coaxial cables from the camera to the traffic control cabinets.

 Transportation Management and Traveler Information Systems

   We design, implement and maintain transportation management and traveler information systems for local, state and federal agencies to improve vehicle safety, reduce traffic congestion and disseminate information. We also design customized software applications to link independent transportation management and traveler information systems. These systems allow transportation agencies to manage their transportation networks in a real-time and coordinated fashion by using a variety of detection, communication, and information technologies. Our systems also provide traffic information necessary to enable drivers to avoid traffic congestion. As one of only two companies awarded a contract to develop and maintain the National ITS Architecture, we have the experience to design, implement and maintain transportation management and traveler information systems that conform with the National ITS Architecture. We believe this experience provides us with unique insight into emerging market trends and product opportunities and a significant competitive market advantage. Transportation management and traveler information systems are the basic building blocks of successful intelligent transportation systems.

   The illustration below demonstrates some of the typical elements of a fully integrated transportation management and traveler information system which enables traffic control officials to monitor continuously highway operations, efficiently manage traffic flow, promptly dispatch emergency assistance and provide information to travelers about delays or alternative routes:

                             [GRAPHIC APPEARS HERE]

   Systems Design and Implementation. A transportation management system typically consists of a transportation management center that houses computers, software and video surveillance monitors used to process and display traffic data gathered from roadway sensors, video surveillance cameras, and other sources. This data is delivered to the transportation management center through communication pathways, including fiber optic lines and wireless technologies. Transportation management center staff analyze the data using software applications that convert the raw data into useful information. This information may be disseminated through changeable message signs, highway advisory radios and telephones, cable television, commercial radio, paging networks and the Internet for a variety of commercial and government uses. These uses include traffic management, freight and fleet management, toll administration, emergency services, commercial vehicle operations, traveler information services and transit management. We believe there will be demand for this information by consumers through PDAs, cellular telephones, pagers, in-vehicle computers and the mobile Internet.

   We often serve as the primary contractor throughout the development of the customer's entire transportation management and traveler information system. For example, we worked with the Michigan Department of Transportation to deploy and maintain one of the nation's largest integrated traffic management and traveler information systems located in the metropolitan Detroit area. Our software enabled the integration of more than 1,200 vehicle detectors, 43 changeable message signs, 12 highway advisory radios, 145 closed-circuit television surveillance cameras and 10 ramp metering stations. Our innovative design, incorporating an existing fiber optic ring with wireless communication technologies to collect information from roadway detection devices and disseminate traffic advisories to drivers, resulted in an affordable and effective freeway management system that serves as a model for other transportation departments.

   Maintenance. In addition to designing and implementing transportation management and traveler information systems, our staff of engineers and technicians maintains and upgrades existing systems on a contract basis. We believe that our significant experience in the design and implementation of ITS projects uniquely positions us to maintain and upgrade existing systems on behalf of transportation agencies on a cost effective basis. Our maintenance teams utilize specialized software to diagnose malfunctioning equipment and provide automated documentation and reporting when problems are detected. Our staff of engineers and technicians are available 24 hours a day to perform preventive maintenance, remedial maintenance and emergency maintenance on damaged systems.

   Commercial Software. We design customized software applications that link independent transportation management centers to enable a comprehensive monitoring of regional traffic conditions and to provide communications among transportation agencies. We have also developed and license several commercially-available proprietary software applications to facilitate systems design and integration. Our DATEX Toolkit software assists in the implementation of a communications protocol to enable the sharing of traffic data among transportation management centers using the Datex-Asn standard, while our SpecWizard software assists transportation engineers in designing ITS systems that comply with National ITS Architecture based standards. In addition, our VECTURA Internet data publishing software utilizes "push" technology which moves information from a central database to web and custom application servers to accommodate user requests for information. VECTURA enables the availability of information without degrading the performance or compromising the security of a central database. Our EzHCM software assists transportation engineers in performing complex highway capacity calculations.

Technology and Intellectual Property

   We have developed expertise in several important technology areas, including software to enhance the applications of outdoor image processing cameras, communication linkage software for the integration of management systems, and low cost image processing hardware design and assembly techniques. Our advanced expertise of algorithms and outdoor imaging technologies form the foundation upon which AutoVue and Vantage systems are built. The software applications installed in our sensors incorporate image processing algorithms for outdoor image recognition based upon complex mathematical calculations in order to operate in diverse lighting and inclement weather conditions and to mitigate the effects of camera motion. We have developed these image processing algorithms internally for Vantage and jointly with DaimlerChrysler over a period of four years for AutoVue. We also employ our design expertise to develop electronic components for AutoVue to mitigate the effects of severe automotive operating environments.

   We have developed expertise in system integration techniques, data communication protocols, and emerging ITS architecture standards as a result of designing and implementing transportation management and traveler information systems. We use state-of-the-art database and distributed computing architectures, including CORBA and Enterprise JavaBean, to facilitate the distribution of information over the Internet for our transportation management and traveler information systems customers.

   We currently have five U.S. patents and various other foreign patents for image recognition technologies that we use in our ITS business. We intend to aggressively pursue patent protection for our proprietary technologies incorporated in our AutoVue and Vantage systems. We also rely on a combination of copyright, trademark, and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property.

Key Relationships with Vehicle Manufacturers

   We intend to use our relationships to build upon brand awareness and worldwide distribution channels of major vehicle manufacturers and to further penetrate our target markets. We have entered into the following key relationships:

 DaimlerChrysler

   AutoVue incorporates technology that we jointly developed with the DaimlerChrysler Corporation and integrates proprietary technologies of both companies. As part of our development agreement, DaimlerChrysler granted us a license to use their driver heuristics algorithms for the software applications incorporated in AutoVue. While our right to use this license is perpetual, we have agreed to pay DaimlerChrysler a 3% royalty of net sales of all lane departure warning applications of AutoVue systems sold to non-DaimlerChrysler vehicle manufacturers through July 1, 2002.

   We recently completed successful testing of AutoVue in Mercedes' European heavy trucks, and entered into an agreement with DaimlerChrysler to serve as DaimlerChrysler's exclusive production source until July 2000 for AutoVue systems installed in Mercedes' European heavy trucks.

   On January 25, 2000 we entered into a subordinated convertible note purchase agreement with DaimlerChrysler Venture in which DaimlerChrysler Venture invested $3.75 million that shall automatically convert into approximately 2.5% of our outstanding common stock immediately prior to the closing of our initial public offering. This investment enhances our strategic relationship with DaimlerChrysler. As part of the agreement, DaimlerChrysler Venture has agreed to facilitate the adoption of AutoVue in DaimlerChrysler commercial vehicles and passenger cars. DaimlerChrysler Venture has also agreed to support our efforts to develop a personalized traveler information system targeted at DaimlerChrysler's customer base.

 Freightliner

   In January 1999, we entered into an agreement with Freightliner for the development of an AutoVue system modified for driving and road conditions in North America. We have shipped several prototypes to Freightliner and they have started commercial testing of the systems in their Class 3-8 trucks. As part of our Freightliner agreement, we granted Freightliner an exclusive three year right, following the commercial availability of AutoVue in North America, to purchase AutoVue from us for resale to manufacturers of Class 3-8 trucks destined for use in North America.

Sales and Marketing

 Sensor Systems

   Our marketing strategy for AutoVue is to establish it as the leading platform for in-vehicle video sensing for trucks and passenger cars. We believe the AutoVue system not only has the capacity to provide improved safety and additional convenience features, but may also significantly reduce the cost to vehicle manufacturers who otherwise might purchase multiple sensors from different suppliers. AutoVue is sold directly by us to vehicle manufacturers. We have a direct sales force of three product managers. We intend to expand our sales force in the future to include engineers and product managers who will be responsible for sales and customer service to specific vehicle manufacturers. Since our target customer base is well known, we do not engage in large scale marketing campaigns.

   Our marketing strategy for Vantage is to focus customers on the competitive advantages of Vantage, which we believe to be price, performance and ease of use. Vantage systems are primarily marketed and sold through independent dealers. To enhance our market presence, we exhibit at a variety of national and regional trade shows and encourage our dealers to conduct technical seminars on our products. We currently have 25 dealers in the United States, two in Canada and three in Asia. In addition, we intend to increase our existing sales force of five regional and district sales managers.

   Our independent dealers are primarily responsible for sales, installation and support of Vantage systems. Our dealers maintain an inventory of demonstration traffic products including the Vantage vehicle detection systems and sell directly to government agencies and installation contractors. Our dealers often have long-term arrangements with the government agencies in their territory for the supply of various products for the construction and renovation of traffic intersections. We hold technical training classes for our dealers and maintain a full time staff of customer support technicians to provide technical assistance when needed.

 Transportation Management and Traveler Information Systems

   We market and sell our transportation management and traveler information systems and services directly to government agencies pursuant to negotiated contracts which involve competitive bidding and specific qualification requirements. To enhance our presence in this market we actively participate in various professional organizations, such as ITS America and the Institute of Transportation Engineers, conduct presentations on issues involving transportation management and ITS and attend trade shows. We also advertise in professional trade magazines and participate in ITS conferences, workshops and symposiums. We currently have eight offices throughout the United States and plan to open three to five additional offices over the next 24 months.

   We are one of only two companies awarded a contract to develop and maintain the National ITS Architecture. We believe our involvement in the National ITS Architecture provides us with unique vision and insight into emerging market trends and product opportunities and a significant competitive market advantage. Through the training programs we conduct on the National ITS Architecture, we have developed strong relationships and credibility with national, regional, state and local transportation agencies responsible for managing funds allocated for intelligent transportation systems.

   We are currently expanding our marketing efforts to enter the rural ITS market, where we have already been awarded several contracts. In addition, we are broadening the application of our transportation management and traveler information systems and services to apply to transit priority projects and personalized traveler information.

   Our traffic engineering and transportation planning services staff works closely with over 100 local, regional, and state agencies. Their efforts help identify and define projects where ITS technologies could be an effective solution and help us establish relationships with those agencies who desire our system design, software development, and system integration services.

Competition

 Sensor Systems

   The market for vehicle sensor systems is intensely competitive. Vehicle manufacturers comprise our target market for the AutoVue system. These companies generally purchase products from first time suppliers only to lower costs or access technology that is not otherwise available from their existing suppliers. While we believe that AutoVue is the only commercially-available lane departure warning system, potential competitors, including Delphi Automotive Systems Corporation domestically, NEC Corporation and Hitachi Ltd. in Japan and Robert Bosch Gmbh in Europe are currently developing video sensor technology for the vehicle industry that could be used for lane departure warning systems.

   In the market for our Vantage vehicle detection systems, we compete with both manufacturers of "above ground" video camera detection systems, such as Econolite Control Products, Inc., Image Sensing Systems, Inc. and the Peek Traffic Systems division of Thermo Electron Corporation, and other non-intrusive detection devices including microwave, infrared, ultrasonic and magnetic detectors, as well as manufacturers and installers of in-pavement inductive loop products. We believe that we are a market leader in many key competitive categories including price, ease of use, and detection accuracy in a broad range of intersection architecture geometries and varying weather and lighting conditions. However, we must continue to develop and expand upon existing Vantage technologies, as more end user agencies are requiring additional video detection functions.

 Transportation Management and Traveler Information Systems

   The transportation management and traveler information systems market is highly fragmented and characterized by rapidly changing technology and evolving national and regional quality and safety standards. Our competitors vary in number, scope and breadth of the products and services they offer. Our competitors in advanced transportation management and traveler information systems include corporations like TRW, Inc., Transcore, Lockheed Martin Corporation, PB Farradyne Inc., Kimley-Horn and Associates, Inc. and National Engineering Technology, Inc. Our competitors in transportation engineering, planning and design include major firms like Parsons Brinkerhoff, Inc. and Parsons Transportation Group Inc., as well as many regional engineering firms. We believe that the principal competitive factors for securing contracts are the experience of key individuals and their relationships with government agencies, project management experience, name recognition and the ability to develop software and to integrate systems. We expect the competition in the transportation management and traveler information systems market to increase as additional competitors gain experience and expertise.

   Many of our current and prospective competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical, manufacturing, distribution and marketing resources than we do. As a result, they may be able to adapt more quickly to new or emerging standards or technologies or to devote greater resources to the promotion and sale of their products than we do. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire a significant market share. Our failure to provide services and develop and market products that compete successfully with those of other suppliers and consultants in the market would have a material adverse effect on our business, financial condition and results of operations.

Production

   We design, assemble and test the components of our Vantage systems. Our facility consists of approximately 5,000 square feet of space located in Anaheim, California. Production equipment consists of assembly lines and test apparatus for final assembly and testing of the manufactured product. Production volume is based upon quarterly forecasts that we readjust on a monthly basis to control inventory. We subcontract the manufacture of AutoVue systems to two manufacturers. We expect these manufacturers to produce unit volume sufficient to support sales to heavy truck manufacturers. We intend to engage additional manufacturers with expertise in high volume production to produce higher volumes for light and medium trucks and passenger cars. We do not produce any of the hardware used in the transportation management and traveler information systems that we design and implement. Our production facility is ISO 9001 certified.

Associates

   We refer to our employees as associates. As of December 31, 1999, we had 149 associates, including 97 in engineering, 17 in sales and marketing, nine in production and 26 in other business and administrative services. Our associates are not subject to any collective bargaining agreements, and we generally have good relations with them.

Facilities

   As of December 31, 1999, we leased eight facilities, all located within the United States. Our principal executive and corporate offices are located in Anaheim, California. We also have offices for our support staff and development teams in Madison Heights, Michigan, Sterling, Virginia, Long Beach, California, Las Vegas, Nevada, Los Angeles, California, San Bruno, California and Boise, Idaho. We believe that our facilities are adequate for our current operations and that additional leased space can be obtained if needed.

Legal Proceedings

   There are no legal proceedings pending to which we are a party and our management is unaware of any contemplated legal actions against us.

                           ARRANGEMENTS WITH ODETICS

   Odetics has been responsible for providing us with financial, management, administrative and other resources. Odetics also maintains substantial control over our operations and provides us with significant management functions and services, including treasury, accounting, tax, internal audit, legal, human resources, marketing and other support services. As a result of these services we incurred charges allocated by Odetics of $1.1 million for the nine month period ended December 31, 1999, $105,000 in fiscal 1997, $458,000 in fiscal 1998 and $881,000 in fiscal 1999. The costs of these services have been directly charged and/or allocated using methods that we believe are reasonable. Odetics has historically allocated these corporate costs, which are applicable and common to all of its businesses. Allocation of these costs has been based upon a formula that takes into account payroll, revenues and assets of each individual business. However, these charges are not necessarily indicative of the costs we would have incurred to obtain these services from an independent entity.

   For the purpose of governing certain of the relationships between us and Odetics relating to the spin-off, to provide for an orderly transition and for other matters, we have entered or intend to enter into the agreements described below with Odetics. The following summaries of the material terms of these agreements are qualified by reference to the complete agreements that have been filed as exhibits to the registration statement filed in connection with our initial public offering.

   These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of negotiations between independent parties. It is our intention that these agreements should accommodate the parties' interests in a manner that is fair to both parties, while continuing certain mutually beneficial joint arrangements. The parties intend that these agreements provide fair market value to them on terms no less favorable to either party as would otherwise be available from unaffiliated parties.

   Additional or modified arrangements and transactions may be entered into by us with Odetics after this offering. Any of these future arrangements and transactions will be determined through negotiation with Odetics. We have adopted a policy that all future agreements between the parties be on terms that we believe are no less favorable to us than we believe would be available from unaffiliated parties. Any future agreements will also require the approval of a majority of our directors who are not officers, directors or significant stockholders of Odetics.

Separation and Distribution Agreement

   We have entered into a Separation and Distribution Agreement with Odetics that will provide for the principle corporate transactions required to effect the separation of our business from those of Odetics, the spin-off and certain other matters governing the relationship between us and Odetics after the spin-off.

   To separate our business from other businesses of Odetics, Odetics has transferred to us those assets used in our business that are currently held by Odetics without representation or warranty on an "as is" basis. We will assume all liabilities associated with our business, including those arising from the operation of our business both before and after the spin-off. Part of the assets transferred to us by Odetics will be all intellectual property, including patents and pending patent applications, related to our business. We will license back to Odetics, on a nonexclusive, royalty free basis, a portion of such intellectual property, which will not include any of the patents.

   We will release Odetics from all other obligations and liabilities owed to us existing on the date of the spin-off, other than liabilities and obligations arising under the Separation and Distribution Agreement and the other agreements entered into in connection with the spin-off. Likewise, each of Odetics and Iteris will indemnify the other for liabilities arising from a breach of these agreements or the failure to pay or discharge the liabilities assumed by such party under the Separation and Distribution Agreement.

   The Separation and Distribution Agreement also provides that each party will take all reasonable steps necessary and appropriate to cause all conditions to the distribution to be satisfied and to effect the distribution.

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

The directors of Odetics will set the record date for the distribution and the date on which shares will be distributed. Odetics has agreed to consummate the distribution as promptly as practicable after the satisfaction or waiver by its board of directors, in its sole discretion, of the following conditions:

  . effectiveness of the registration statement filed in connection with our initial public offering;

  . any material governmental approvals and consents necessary or required under material contracts to consummate the distribution shall have been obtained and be in full force and effect;

  . no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution shall be in effect, and no other event outside the control of Odetics shall have occurred or failed to occur that prevents the consummation of the distribution; and

  . no other events or developments shall have occurred that, in the judgment of the Board of Directors of Odetics, would result in the distribution having a material adverse effect on Odetics or on its stockholders.

   The Separation and Distribution Agreement also provides that all shares of common stock of our company distributed to Odetics stockholders shall be marked with a legend restricting the public transfer of the shares for a period of 180 days after the date of our prospectus delivered in connection with our initial public offering and that stop transfer instructions will be placed with the transfer agent for these shares.

   The Separation and Distribution Agreement requires that we complete a public offering of our common stock immediately following the spin-off. It also requires that we use proceeds of such offering to repay $10.0 million of debt payable to Odetics.

   We are currently an additional named insured under various Odetics insurance policies. Under the Separation and Distribution Agreement, we will be entitled to the benefit of pre-spin-off historical coverage under Odetic's property, liability and certain other insurance policies to the extent coverage is applicable or potentially available and where limits of liability have not been exhausted, either on a per occurrence or aggregate basis. The terms and conditions of these policies, including limits of liability, will not be amended as a consequence of the spin-off. Going forward, we will be responsible for maintaining separate policies of insurance, which we will obtain prior to our initial public offering.

Services Agreement

   We will enter into a Services Agreement with Odetics upon consummation of the spin-off, pursuant to which Odetics will continue to provide limited services to us, including treasury, accounting, tax, internal audit, legal and human resources functions. Under the Services Agreement, Odetics will also provide us with the facilities at which our principal executive and corporate offices are located. The cost of services under the Service Agreement is expected to be consistent with costs allocated to us by Odetics during prior periods. The actual expenditures will depend on numerous factors, some of which are beyond our control.

Tax Allocation Agreement

   We will enter into a Tax Allocation Agreement with Odetics upon the consummation of the spin-off, pursuant to which tax liability for any given taxable period prior to the spin-off will be apportioned among the members of the Odetics consolidated group that generated taxable income for that period. The tax liability will be allocated according to each member's share of taxable income of the consolidated group. No tax liability will be allocated to us if we generate a taxable loss during such period and we will not receive any benefit from the use of any such loss by other members of the Odetics consolidated group. We will be responsible for all of our tax liabilities after the spin-off.

   The Tax Allocation Agreement provides that we will indemnify Odetics for any taxes imposed on, or other amounts paid by Odetics, its agents and representatives or its stockholders, if we take actions or fail to take actions, that result in the spin-off not qualifying as a tax-free distribution. For example, pursuant to the Tax Allocation Agreement, we will agree that for a two-year period following the date of the spin-off: (i) we will continue to engage in the Iteris business; (ii) we will continue to own and manage at least 50% of the assets which we own directly or indirectly immediately after the spin-off; and (iii) we will not, unless we obtain the written consent of Odetics, engage in a number of specified transactions such as certain redemptions and other acquisitions of capital stock or equity securities of Iteris or the merger, dissolution or liquidation of Iteris.

   If our obligations under the Tax Allocation Agreement were breached and the spin-off were to fail to continue to qualify as tax-free for U.S. federal income tax purposes as a result of such breach, we would be required to satisfy the indemnification obligations described above. This indemnification obligation could exceed our net worth at that time.

   Though valid between the parties thereto, the Tax Allocation Agreement is not binding on the IRS and does not affect the several liability of Odetics, Iteris and their respective subsidiaries to the IRS for all U.S. federal taxes of the consolidated group relating to periods prior to the spin-off.

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

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors are as follows:

          Name           Age                           Position
          ----           ---                           --------
Joel Slutzky............  60 Chairman of the Board
Jack Johnson............  52 Chief Executive Officer, President and Director
Victor Rumana...........  49 Chief Financial Officer
Stephen E. Rowe.........  64 Sr. Vice President and Director of Transportation Systems
Donald W. Sinnar........  56 Sr. Vice President of Marketing and Products
Abbas Mohaddes..........  42 Vice President and Deputy Director of Transportation Systems
Andrew H. Card, Jr......  52 Director
Gary Hernandez..........  41 Director
Gregory A. Miner........  45 Director
Samuel K. Skinner.......  61 Director
William M. Spreitzer....  70 Director
Paul E. Wright..........  68 Director

   Joel Slutzky has served as our Chairman of the Board since inception and has served as Chairman of the Board and Chief Executive Officer of Odetics since he co-founded Odetics in 1969. From August 1993 until January 1994, Mr. Slutzky served as the Chief Financial Officer of Odetics, and as President of Odetics from 1969 to 1975. Prior to founding Odetics, Mr. Slutzky was an engineering manager at Leach Corporation, now part of the Lockheed Electronics Division of Lockheed Corporation. Mr. Slutzky holds a B.S. in both Electrical Engineering and Mechanical Engineering and an M.S. in Mechanical Engineering from the University of Illinois.

   Jack Johnson has served as our President since May 1998, our Chief Executive Officer since January 1999 and a director since our inception. From October 1996 through May 1998, Mr. Johnson served as our Vice President and General Manager. Mr. Johnson is a Vice President of Odetics and has also served in various capacities at Odetics including the General Manager of the Odetics Customer Service Division from 1990 to 1996, the Vice President and General Manager of Odetics' Omutec division from 1986 to 1990, the Director of Contracts for the Space Division from 1980 to 1986, the Controller of Infodetics, a former subsidiary of Odetics, from 1975 to 1980 and the Controller of Odetics from 1974 to 1975. Prior to joining Odetics, Mr. Johnson served as a certified public accountant with Peat Marwick and Mitchell. Mr. Johnson holds a B.S. in Accounting from Northern Illinois University.

   Victor Rumana has served as our Chief Financial Officer since December 1999. From February 1997 until September 1999, Mr. Rumana served as a Vice President, Telecommunication Products Division, at Ball Aerospace & Technologies, Inc. From April 1995 to November 1996, Mr. Rumana served as Vice President, Finance and Administration, at Efratom Time & Frequencing, Inc., a subsidiary of Datum, Inc. Mr. Rumana holds a B.S. in Accounting from the University of Colorado and an M.B.A. from the University of California, Irvine.

   Stephen E. (Ed) Rowe joined us in June 1997 as Director of Transportation Systems, and has served as Senior Vice President since January 1999. From 1958 to 1993, Mr. Rowe was employed by the Los Angeles Department of Transportation in various capacities, most recently as its General Manager from 1987 to 1993. At the Los Angeles Department of Transportation, Mr. Rowe directed the planning and implementation of the Automated Traffic Surveillance and Control System as well as the City's 1984 Olympic Games Transportation Program. Mr. Rowe was also largely responsible for Los Angeles' participation in the Los Angeles Smart Corridor Project, which was one of the early field-operational tests of ITS concepts. From 1993 to 1997, Mr. Rowe provided ITS consultation services for federal, state and municipal government agencies, in addition to private corporations such as Rockwell International. Such consulting projects included the National ITS Architecture Development Program. Mr. Rowe is a current and founding member of ITS America, a member of the California Alliance for Advanced Transportation Systems, and past Chairman of the ITS Council of the Institute of Transportation Engineers. Mr. Rowe is also a recipient of the prestigious ITE Matson award for contributions to the science and technology of transportation engineering. Mr. Rowe holds a Bachelor degree in Engineering from the University of Southern California and a Masters in Engineering from the University of California, Los Angeles.

   Donald W. Sinnar has served as our Senior Vice President, Marketing and Products since January 1998, and prior to that served as the Corporate Director of Business Communications of Odetics since February 1997, and as the General Manager of Odetics Telecom from 1995 to 1997. From 1993 until 1995, Mr. Sinnar served as the Vice President, Marketing and Sales of Efratom Time and Frequency Products, which was subsequently acquired by Datum, Inc. Mr. Sinnar also served as the Vice President, Sales and Marketing of First Pacific Networks, Inc. from 1991 to 1993, Fiberstars, Inc. from 1989 to 1990 and American Telecorp., Inc. from 1987 to 1989. Mr. Sinnar holds a B.S. in Accounting and Finance from Benjamin Franklin University.

   Abbas Mohaddes has served as our Vice President, Transportation Systems, since October 1998. Prior to joining us, since January 1991, Mr. Mohaddes served as Chief Executive Officer of our wholly owned subsidiary Meyer, Mohaddes Associates, Inc., a consulting firm specializing in ITS and traffic engineering. Mr. Mohaddes is a founding member of ITS America. Mr. Mohaddes is also Chairman of the Committee on innovative procurement methods for traffic control and a member of the traffic flow committee of the Transportation Research Board. Mr. Mohaddes holds a B.S. in Civil Engineering and an M.S. in Transportation Engineering from the University of Nebraska.

   Andrew H. Card, Jr. has been a Director since January 1999. Since June 1999, Mr. Card has served as Vice President, Government Relations, for General Motors. From September 1993 to January 1999, Mr. Card served as President and Chief Executive Officer of the American Automobile Manufacturers Association. Mr. Card was U.S. Secretary of Transportation from February 1992 to January 1993 and White House Deputy Chief of Staff from January 1989 to February 1992. Mr. Card has also been a Distinguished Fellow of the U.S. Chamber of Commerce since January 1999. Mr. Card holds a B.S. in Engineering from the University of South Carolina and an M.S. in Government from Harvard University.

   Gary Hernandez has been a Director since January 1999. Mr. Hernandez has been a partner in the law firm of Sonnenschein, Nath and Rosenthal since December 1997. From December 1995 to December 1997, Mr. Hernandez was a partner in the law firm of Long & Levit. Mr. Hernandez served as the Deputy Insurance Commissioner of California from April 1991 to November 1995. Mr. Hernandez received his B.A. from the University of California, Berkeley and his J.D. from the University of California, Davis.

   Gregory A. Miner has been a director since April 1998 and served as our Chief Financial Officer and Secretary from our incorporation in September 1998 to December 1999. Mr. Miner is the Vice President, Finance and Chief Financial Officer of Odetics and has served in those capacities since January 1994. In April 1998, Mr. Miner also assumed the duties of Chief Operating Officer of Odetics. Prior to joining Odetics, Mr. Miner served as Vice President, Chief Financial Officer and a member of the Board of Directors of Laser Precision Corporation, a manufacturer of telecommunications test equipment, from January 1984 until December 1993. Mr. Miner holds a B.A. degree from California Polytechnic State University, San Luis Obispo, and is a certified public accountant.

   Samuel K. Skinner has been a Director since April 1999. From December 1991 to September 1992, Mr. Skinner served as Chief of Staff to President George Bush from February 1989 to December 1991 served as U.S. Secretary of Transportation. Mr. Skinner served as President of Unicom and Commonwealth Edison from February 1993 to April 1998. Mr. Skinner is currently co-chairman of the law firm of Hopkins & Sutter. Mr. Skinner holds a B.A. in Accounting from the University of Illinois and his J.D. from DePaul University.

   William M. Spreitzer has been a Director since January 1999. From March 1991 to January 1998, Mr. Spreitzer was Technical Director of the ITS program for General Motors. From 1966 to 1989, Mr. Spreitzer served as head of General Motors Transportation Research Department. Mr. Spreitzer was also a founding member of ITS America. Mr. Spreitzer holds a B.S. and an Honorary Professional Degree in Aeronautical Engineering from the University of Detroit.

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

   Paul E. Wright has been a Director since January 1999. Since 1996, Mr. Wright has served as President of Wright Associates, Inc. From 1988 to 1996, Mr. Wright served as Chairman of Chrysler Technologies Corporation. Mr. Wright is also a member of the board of directors of Odetics. Mr. Wright holds a B.S. in Engineering from California Polytechnic State University, San Luis Obispo and an M.S. in Engineering from the University of Pennsylvania.

   In accordance with our certificate of incorporation, the terms of office of the members of our board of directors are divided into three classes. Mr. Miner and Mr. Skinner serve as Class I directors (whose term expires in 2001), Mr. Hernandez, Mr. Slutzky and Mr. Wright serve as Class II directors (whose term expires in 2002), and Mr. Card, Mr. Johnson and Mr. Spreitzer serve as Class III directors (whose term expires in 2003). At each annual meeting of our stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following elections. If we add additional directors, they will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The classification of our board of directors may have the effect of delaying or preventing changes in control of our management.

Other Key Employees

   Our other key employees are as follows:

   James C. Barbaresso has served as our Midwest Regional Vice President, Transportation Systems since June, 1997. Prior to joining us from April 1996 to June 1997, Mr. Barbaresso served as Regional Manager, Midwest Region, for Rockwell Transportation Systems. From February 1988 to April 1996, Mr. Barbaresso served as Director, Planning and Development, for Oakland County, Michigan. Mr. Barbaresso holds a B.S. in Sociology and an M.S. in Transportation Planning from the University of Iowa.

   Richard D. Crawshaw has served as our Vice President, Engineering, since January 1999, and prior to that served as our Director of Engineering since January 1998, and as Product Manager from November 1995 to December 1997. Mr. Crawshaw worked as a Senior Software Engineer at Hewlett Packard. Mr. Crawshaw holds a B.S. in Physics from Oregon State University and an M.S. in Physics from the University of Oregon.

   Clifford D. Heise has served as our Eastern Regional Vice President, Transportation Systems, since January 1999. Mr. Heise served as our Regional Manager, Eastern Region, from July 1997 to December 1999. From July 1996 to June 1997, Mr. Heise served as Regional Manager, Eastern Region, and from January 1994 to June 1996 was a Systems Engineer for Rockwell International Corporation. Mr. Heise holds a B.S. in Mathematics from Oklahoma State University.

   Richard P. Hooper, Ph.D. has served as our Chief Scientist since June 1997 and Vice President since January 1999. Prior to joining us, Dr. Hooper served as Chief Technologist at Rockwell International Corporation since April 1994. Dr. Hooper holds a B.A. in Mathematics-Computer Science, and an M.S. and Ph.D. in Computer Science from the University of California, Los Angeles.

   Gregory McKhann has served as our Vice President of Strategic Business Development since December 1999 and our Director of Strategic Business Development from October 1999 to December 1999. From July 1997 to October 1999, Mr. McKhann served as our Marketing Director. Prior to joining us from 1990 to 1997 Mr. McKhann served as a Marketing Manager at Rockwell International. Mr. McKhann holds a B.S. degree in Computer Science from Duke University and an M.B.A. from the University of California, Irvine.

   Francis Memole has served as our Vice President of Vehicle Sensors since December 1998. From June 1997 to December 1998, Mr. Memole served as our Marketing Director. Prior to joining us, from January 1994 to June 1997, Mr. Memole was a Vehicle Products Manager at Rockwell International. Mr. Memole holds a B.S.E.E. from the University of South Florida and an M.B.A. from Claremont Graduate School.

   Michael P. Meyer serves as Vice President of Meyer, Mohaddes Associates, Inc. From January 1991 until our acquisition of Meyer, Mohaddes, Mr. Meyer served as both President and Secretary of Meyer, Mohaddes. Mr. Meyer holds a B.S. and an M.S. in Civil Engineering from the University of California, Berkeley.

   Arya Rohani has served as our Western Regional Vice President,
Transportation Systems, since 1997. Prior to joining us, from 1991 until 1997, Mr. Rohani served as Manager of Transportation for the city of Irvine, California. Mr. Rohani holds a B.S. in Engineering from the University of Florida.

Board Committees

   Our board of directors currently has two committees, a compensation committee and an audit committee. The compensation committee consists of Mr. Hernandez, Mr. Miner, Mr. Skinner and Mr. Slutzky. The compensation committee reviews and recommends the salaries and bonuses of our officers and certain key employees, establishes compensation and incentive plans, authorizes and approves the granting of stock options and restricted stock in accordance with our stock option and incentive plans and determines other fringe benefits.

   The audit committee consists of Mr. Card, Mr. Spreitzer and Mr. Wright. The audit committee recommends engagement of our independent public accountants and is primarily responsible for approving the services performed by our independent accountants and for reviewing and evaluating our accounting principles and our system of internal controls.

Director Compensation

   Directors who are not employed by us receive cash compensation of $12,000 per year for service on our board of directors, in addition to $1,500 for each board meeting attended in person and $250 for each telephonic board meeting. Directors are also reimbursed for out of pocket expenses incurred in connection with service on our board of directors. In addition, each non-employee director received an option to purchase 18,756 shares of our common stock upon appointment as a director and are eligible to receive periodic stock option grants under our 1998 Stock Incentive Plan. Upon completion of our initial public offering, Mr. Slutzky and Mr. Miner shall receive cash compensation equal to amounts received by other non-employee directors and will be eligible to receive periodic stock option grants under our 1998 Stock Incentive Plan.

Compensation Committee Interlocks and Insider Participation

   Mr. Slutzky and Mr. Miner, each directors, are stockholders, executive officers and directors of Odetics. Mr. Wright, a director is also a director of Odetics. No other relationship exists between our Board of Directors or Compensation Committee and the Board of Directors of any other company.

Executive Compensation

   The following table summarizes all compensation earned by or paid to our Chief Executive Officer and the other executive officers whose total salary and bonus exceeded $100,000 for services rendered in all capacities to us during the year ended March 31, 1999. We refer to these officers as our named executive officers in other parts of this information statement.

                           Summary Compensation Table

                                       Annual       Long Term
                                   Compensation(1) Compensation
                                   ---------------    Awards
                                                   ------------
                                                    Securities
                                                    Underlying     All Other
Name and Principal Position(2)     Salary(3) Bonus Options (#)  Compensation(4)
------------------------------     --------- ----- ------------ ---------------
Jack Johnson ..................... $152,115    --       --          $3,920
  Chief Executive Officer and
   President
Gregory A. Miner(5)...............  156,751    --       --           4,613
  Chief Financial Officer and
   Secretary
Stephen E. Rowe...................  136,794    --       --           2,726
  Senior Vice President and
   Director of Transportation
   Systems
Donald W. Sinnar .................  157,198    --       --           4,430
  Senior Vice President, Marketing
   and Products

--------
(1) Other than salary and bonus described herein, we did not pay any named executive officer, any fringe benefits, perquisites or other compensation in excess of 10% of such executive officer's salary and bonus during fiscal 1999.

(2) Mr. Mohaddes, our Vice President and Deputy Director of Transportation Systems, joined us in October 1998. His annual salary is $127,200.

(3) Represents amounts paid by Odetics and its subsidiaries on an aggregated basis. Odetics charged us for the salaries of Mr. Johnson, Mr. Rowe and Mr. Sinnar and a portion of the salary for Mr. Miner.

(4) Represents Odetics matching contribution under the Odetics Section 401(k) Plan.

(5) Mr. Miner resigned as the Chief Financial Officer and Secretary in December 1999. Mr. Rumana joined us as Chief Financial Officer in December 1999. Mr. Rumana's annual salary is $135,000.

Option Grants

   There were no stock options granted to our named executive officers during the fiscal year ended March 31, 1999.

Option exercises and fiscal year-end values

   Our named executive officers did not exercise any stock options during the fiscal year ended March 31, 1999. The following table sets forth the number and value of the named executive officers' unexercised options at March 31, 1999, based upon an exercise price of $1.06 per share. The value of unexercised in-the-money options at March 31, 1999 represents an amount equal to the difference between the assumed initial public offering price of $12.00 per share and the option exercise price, multiplied by the number of unexercised in-the-money options.

   Aggregated Option Exercises In Last Fiscal Year and Fiscal Year End Option
                                     Values

                               Number of Securities      Value of Unexercised
                              Underlying Unexercised     in-the-money Options
                             Options at March 31, 1999     at March 31, 1999
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Jack Johnson................   56,270       168,810      615,594     1,846,781
Gregory A. Miner............       --            --           --            --
Stephen W. Rowe.............   46,891       140,675      513,925     1,541,798
Donald W. Sinnar............   23,445        70,337      256,957       770,894

Employment Agreements

   Mr. Mohaddes is employed as our Vice President and Deputy Director of Systems under a four-year employment agreement. The employment agreement provides for the payment to him of a base salary of $120,000 per year. Mr. Mohaddes may participate in all employee benefit plans or programs generally available to our employees, and we will pay or reimburse him for all reasonable and necessary out-of-pocket expenses he incurs in the performance of his duties. If Mr. Mohaddes is terminated without cause or he voluntarily terminates for good reason, he is entitled to severance pay in an amount equal to the lesser of twelve months salary or the amount of salary remaining under the term of his employment agreement.

1998 Stock Incentive Plan

   Our 1998 Stock Incentive Plan was adopted by our board of directors on April 13, 1998 and was approved by our stockholders on April 14, 1998. Our 1998 Stock Incentive Plan provides for awards or sales of shares, incentive stock options and nonstatutory stock options. We have authorized a total of 2,813,513 shares of common stock for issuance under our 1998 Stock Incentive Plan.

   Our 1998 Stock Incentive Plan consists of:

  .   Discretionary Option Grant program under which eligible individuals in our employ or service, including officers, non-employee board members and consultants and independent advisors, may be granted options to purchase shares of common stock at an exercise price not less than 85% of their fair market value on the grant date;

  . the Stock Issuance Program under which such individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 85% of their fair market value at the time of issuance or as a bonus tied to the performance of services; and

  . the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee members of our board of directors to purchase shares of common stock at an exercise price per share equal to 100% of their fair market value on the option grant date.

   The Discretionary Option Grant and Stock Issuance Programs will be administered by our board of directors prior to the effectiveness of our registration statement under Section 12(g) of the 1934 Act and will be administered by the compensation committee after that time. The compensation committee or the plan administration will have complete discretion to administer the 1998 Stock Option Plan. The Automatic Option Grant Program will be self-executing in accordance with the terms of that program, and neither the compensation committee nor the board of directors will exercise any administrative discretion with respect to option grants under that program.

   In the event that we are acquired by merger or a sale of substantially all of our assets, each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation or replaced with a cash incentive program of the successor corporation which preserves the spread existing at the time of the transaction for any shares which the option is not otherwise at that time exercisable will automatically accelerate in full, and all unvested shares under the Discretionary Option Grant and Stock Issuance Programs will immediately vest, except to the extent our repurchase rights with respect to those shares are assigned to the successor corporation. The plan administration will have complete discretion to grant one or more options under the Discretionary Option Grant Program which will become exercisable on an accelerated basis for all or part of the option shares if we are acquired, whether or not those options are assumed, or if an optionee is terminated within a designated period following an acquisition in which those options are assumed. The vesting of outstanding shares under the Stock Issuance Program may be accelerated upon similar terms and conditions.

   We have authorized stock appreciation rights under the Discretionary Option Grant Program which provide the optionholders with the election to surrender their outstanding options for an appreciation distribution from us equal to the excess of the fair market value of the vested shares of common stock subject to the surrendered option over the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of common stock.

   The plan administrator will have the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

   Under the Automatic Option Grant Program, as amended each individual who first becomes a non-employee member of our board of directors at any time thereafter receives a 20,000 share option grant on the date such individual joins the board of directors, provided such individual has not been employed by us or any parent or subsidiary corporation. On the date of each annual stockholders meeting, beginning with the annual meeting held in the calendar year immediately following the effective date of this offering, each non-employee member of our board of directors who is to continue to serve as non-employee board member will automatically be granted an option to purchase 10,000 shares of common stock, provided such individual has served on our board of directors for at least six months. The shares subject to each automatic grant will immediately vest in full upon certain changes in control or ownership of us or upon the optionee's death or disability while a member of our board of directors.

   The board of directors may amend or modify the 1998 Stock Incentive Plan at any time, subject to any required shareholder approval. The 1998 Stock Incentive Plan will terminate on the earliest of April 13, 2008, the date on which all shares available for issuance under the 1998 Stock Incentive Plan have been issued as fully-vested shares or the termination of all outstanding options in connection with certain changes in control or ownership of us.

Option Issued Outside of the 1998 Stock Incentive Plan

   Prior to the adoption of our 1998 Stock Incentive Plan, we issued nonqualified options to purchase 900,324 shares of our common stock to selected employees, including executive officers. The purchase price under these nonqualified option agreements is equal to the fair market value of our shares of common stock at the time of grant.

Employee Stock Purchase Plan

   In December 1999, our board of directors adopted our Employee Stock Purchase Plan, to be effective upon completion of our initial public offering. A total of 1,406,756 shares of common stock have been reserved for issuance under our Employee Stock Purchase Plan. Our Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, will be administered by the board of directors or by a committee appointed by the board. Employees are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. Employees who own more than 5% of our outstanding stock may not participate. Our Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions which may not exceed the lesser of 15% of any employee's compensation, or $25,000.

   Our Employee Stock Purchase Plan will be implemented by six month offering periods with purchases occurring at six month intervals commencing on the date of this prospectus.

   The purchase price of the common stock under our Employee Stock Purchase plan will be equal to 85% of the fair market value per share of common stock on either the start date of the offering period or on the purchase date, whichever is less. Employees may end their participation in an offering period at any time during that period, and participation ends automatically on termination of employment with us. In the event of a proposed dissolution or liquidation of our company, the offering periods terminate immediately prior to the consummation of the proposed action, unless otherwise provided by our board of directors. If there is a proposed sale of all or substantially all of our assets or the merger of our company with or into another company, then the offering period in progress will be shortened and a new exercise date will be set that is before the sale or merger. Our Employee Stock Purchase Plan will terminate in 2009, unless sooner terminated by the board of directors.

Section 401(k) Plan

   We intend to adopt a 401(k) Plan covering our full-time employees following our initial public offering. Our 401(k) Plan is intended to qualify under
Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that we can deduct any contributions that we make, at the time they are made. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits us, but does not require us to make, additional matching contributions to the 401(k) Plan on behalf of all participants in the 401(k) Plan.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth specified information with respect to the beneficial ownership of our common stock as of December 31, 1999:

  . each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of the common stock;

  .  each of our directors;

  .  each of our named executive officers; and

  .  all of our directors and executive officers as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The number and percentage of shares beneficially owned are based on 12,500,001 shares of common stock outstanding as of December 31, 1999. The number and percentage of shares beneficially owned also assumes that:

  . shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 1999 are deemed to be outstanding and beneficially owned;

  .  the spin-off from Odetics has been consummated; and

  . executive officers, directors and selling stockholders who hold options to purchase Odetics common stock have fully exercised their options.

                         Shares Beneficially
                                Owned
                             Prior to the                   Shares Beneficially Owned
                               Offering         Number of       After the Offering
  Name and Address of    --------------------    Shares     ------------------------------
   Beneficial Owners      Number   Percentage Being Offered    Number        Percentage
  -------------------    --------- ---------- ------------- --------------- --------------
Jack Johnson(1).........   178,459     1.4          --              178,459           1.0
Stephen E. Rowe(2)......   105,135       *          --              105,135             *
Donald W. Sinnar(3).....    58,637       *          --               58,637             *
Andrew Card(4)..........     6,251       *          --                6,251             *
Gary Hernandez(4).......     6,251       *          --                6,251             *
Gregory A. Miner(5).....   150,695     1.2          --              150,695             *
Samuel K. Skinner.......         0       *          --                  --              *
Joel Slutzky(6)......... 1,108,139     8.9          --            1,108,139           6.6
William M.
 Spreitzer(4)...........     6,251       *          --                6,251             *
Paul E. Wright(7).......    68,047       *          --               68,047             *
Abbas Mohaddes(8).......   406,154     3.2       55,924             350,230           2.1
Michael P. Meyer(9).....   440,325     3.5       55,924             384,401           2.3
Gary Hamrick(10)........    49,922       *        6,078              43,844             *
Viggen Davidian(11).....    30,587       *        3,647              26,940             *
All executive officers
 and directors as a
 group (11 persons)..... 2,094,019    16.4          --            2,038,095          12.0

--------

*Less than 1%

(1) Consists of options to purchase 112,540 shares of common stock exercisable within 60 days of December 31, 1999 and 65,918 shares distributed in the spin-off.

(2) Consists of options to purchase 93,783 shares of common stock exercisable within 60 days of December 31, 1999 and 11,351 shares distributed in the spin-off.

 (3) Consists of options to purchase 46,891 shares of common stock exercisable within 60 days of December 31, 1999 and 6,262 shares distributed in the spin-off.

 (4) Consists of options to purchase 6,251 shares of common stock exercisable within 60 days of December 31, 1999.

 (5) Includes 150,695 shares distributed in the spin-off.

 (6) Includes 1,108,139 shares distributed in the spin-off.

 (7) Consists of options to purchase 6,251 shares of common stock exercisable within 60 days of December 31, 1999 and 61,795 shares distributed in the spin-off.

 (8) Includes 30,933 shares distributed in the spin-off.

 (9) Includes 39,002 shares distributed in the spin-off.

(10) Consists of options to purchase 9,378 shares of common stock exercisable within 60 days of December 31, 1999 and 1,146 shares distributed in the spin-off.

(11) Consists of options to purchase 7,033 shares of common stock exercisable within 60 days of December 31, 1999 and 2,914 shares distributed in the spin-off.

                              CERTAIN TRANSACTIONS

   Odetics has provided us with significant management functions and services, including treasury, accounting, tax, internal audit, legal, human resources, sales and marketing and other support services. As a result of these services, we incurred charges allocated by Odetics of $105,000 in fiscal 1997, $458,000 in fiscal 1998 and $881,000 in fiscal 1999 and $1.1 million for the nine months ended December 31, 1999. We directly charged and/or allocated the costs of these services using methods that we believe are reasonable, but these charges are not necessarily indicative of the costs we would have incurred to obtain these services from an independent agency. We will enter into the following agreements with Odetics in connection with the spin-off: separation and distribution agreement, services agreement, tax allocation agreement and promissory note. See "Arrangements with Odetics."

   We have agreed to take all reasonable steps necessary and appropriate to satisfy the conditions to and effect the spin-off of our shares by Odetics. As a result of the spin-off and assuming all Odetics stock options held by the following persons are exercised, Mr. Johnson will receive 65,918 shares, Mr. Miner will receive 150,695 shares, Mr. Mohaddes will receive 30,933 shares, Mr. Rowe will receive 11,351 shares, Mr. Sinnar will receive 11,745 shares, Mr. Slutzky will receive 1,108,139 shares and Mr. Wright will receive 61,795 shares of our common stock.

                     RECENT SALE OF UNREGISTERED SECURITIES

   The following is a summary of transactions by us from November 30, 1996 through the date hereof involving sales of our securities that were not registered under the Securities Act of 1933, as amended.

   On October 16, 1998, we issued 857,183 shares of our common stock in connection with our acquisition of Meyer, Mohaddes Associates, Inc. In July 1999, 46,704 of these shares were cancelled due to a purchase price adjustment. The sales of the securities listed above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

   Since December 31, 1997, we have granted options to purchase an aggregate of 2,625,945 shares of common stock to employees and directors. The issuance of these options was deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering transaction pursuant to compensatory benefit plans and contracts relating to compensation.

   On January 25, 2000 we entered into a subordinated convertible note purchase agreement with DaimlerChrysler Venture GmbH, pursuant to which DaimlerChrysler purchased a promissory note in the principal amount of $3,750,000. The promissory note will automatically convert into shares of our common stock immediately prior to the closing of our initial public offering. The issuance of the promissory note and the shares of common stock upon conversion are exempt from registration under the Securities Act in reliance upon Regulation S promulgated thereunder.

   We did not employ any underwriters, brokers or finders in connection with these transactions.

   The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments representing the securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the closing of our initial public offering, our authorized capital stock will consist of 40,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

   The following is a summary of certain provisions of our common stock, preferred stock, certificate of incorporation and bylaws.

Common Stock

   As of December 31, 1999, there were 12,500,001 shares of common stock outstanding, held by five stockholders of record. All outstanding shares of our common stock are, and the common stock to be issued in our initial public offering will be, fully paid and nonassessable.

   The following summarizes the rights of holders of our common stock:

  . each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

  .there are no cumulative voting rights;

  . the holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of funds legally available for that purpose, if any;

  . upon our liquidation, dissolution or winding up, the holders of shares of common stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock;

  . the holders of common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions; and

  . shares of our common stock that will be distributed by Odetics in the spin-off will not be publicly transferable until 180 days following the date of the prospectus delivered in connection with our initial public offering.

Preferred Stock

   There are no shares of preferred stock outstanding. Our certificate of incorporation authorizes our board of directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits set forth in our certificate of incorporation and applicable law. Among other rights, the board of directors may determine, without further vote or action by our stockholders:

  . the number of shares constituting the series and the distinctive designation of the series;

  . the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

  . whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

  . whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

  . whether or not the shares of the series will be redeemable or exchangeable, and, if so, the dates, terms and conditions of redemption or exchange, as the case may be;

  . whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund; and

  . the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

   Unless otherwise provided by our board of directors, the shares of all series of preferred stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

Registration Rights

   After our initial public offering the holders of 688,914 shares of our common stock have the right to cause us to register their shares under the Securities Act anytime we file a registration statement to register any of our securities for our own account. Such registration opportunities are unlimited but the number of shares that can be registered may be eliminated entirely or cut back in certain situations by the underwriters of such offering.

   After April 25, 2001, DaimlerChrysler Venture or any transferee of the shares of common stock issued to DaimlerChrysler Venture upon the conversion of the promissory note issued to DaimlerChrysler Venture on January 25, 2000, has the right to cause us to register its shares under the Securities Act of 1933 any time we file a registration statement to register any of our securities for our own account. In addition, after April 25, 2001, and after we have qualified for registration on Form S-3, DaimlerChrysler Venture or any transferee of the DaimlerChrysler Venture shares may request that we register its shares under the Securities Act of 1933 if the aggregate offering price is more than $2.0 million. We are not obligated to register such shares on Form S-3 more than twice during any 12 month period.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts relating to our company and, accordingly, may discourage attempts to acquire us.

   In addition, some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:

  . Board of Directors. Our board of directors is divided into three classes of directors serving staggered terms. Our certificate of incorporation authorizes our board of directors to fill vacant directorships or increase the size of the board of directors. Accordingly, even if a stockholder succeeds in a proxy contest, he would likely only be able to elect a minority of our board of directors at any one annual meeting.

  . Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation provides that stockholders may not take action by written consent, but only at a duly called annual or special meeting of stockholders. Our certificate of incorporation further provides that special meetings of our stockholders may be called only by the Chairman of the Board of directors, by a committee of the board of directors or a majority of the board of directors, and in no event may the stockholders call a special meeting. Thus, without approval by the board of directors or Chairman, stockholders may take no action between annual meetings.

  . Advance Notice Requirements for Stockholder Proposals and Director Nominations. The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days from the time contemplated at the time of the previous year's proxy statement, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever first occurs. The bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

  . Authorized but Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

   Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. We have provisions in our certificate of incorporation and bylaws which require a vote of 66 2/3% of the holders of the outstanding common stock to amend, revise or repeal anti-takeover provisions.

Dividend Policy

   We have never paid cash dividends on our common stock. We currently anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. Declaration or payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

Limitations of Liability and Indemnification Matters

   Our certificate of incorporation provides that, except to the extent permitted by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. Under Delaware law, the directors have a fiduciary duty to us that is not eliminated by this provision of our certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws.

   Section 145 of the Delaware corporate law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

  . for any breach of the director's duty of loyalty to the corporation or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  arising under Section 174 of the Delaware corporate law; or

  . for any transaction from which the director derived an improper personal benefit.

   Delaware law provides further that the indemnification permitted by that law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's bylaws, any agreement, a vote of stockholders or otherwise. Our certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware corporate law and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director or officer or is or was serving at our request as an employee, director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

   We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in the bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification.

Distribution and Transfer Agent

   The distribution and transfer agent for our common stock will be EquiServe, LLP.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to our initial public offering there has been no public market for our common stock. No predictions can be made regarding the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price.

   Upon completion of our initial public offering, we will have 16,666,667 shares of common stock outstanding based on 12,500,001 shares outstanding at December 31, 1999. The shares of common stock being sold in our initial public offering will be freely tradable, other than by our "affiliates" as such term is defined in the Securities Act, without restriction or registration under the Securities Act. The remaining 12,378,427 shares includes 1,124,384 shares issued and sold by us in private transactions and 11,254,043 shares to be distributed by Odetics to its stockholders in the spin-off. The shares sold in private transactions are restricted shares and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 under the Securities Act. The shares distributed in the spin-off will be freely tradable, other than by persons deemed to be our affiliates, 180 days after the date of the prospectus delivered in connection with our initial public offering.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of the prospectus filed in connection with our initial public offering, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliates within the previous year, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

  .  1% of the then outstanding shares of common stock, or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

   Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. However, if a person, or persons whose shares are aggregated, is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above if at least two years have elapsed since the later of the date the shares were acquired from us or from our affiliates. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

   In connection with our initial public offering, all current stockholders and optionholders will be subject to lock-up agreements with the underwriters under which the holders of the shares and options to purchase shares have agreed they will not sell any common stock owned by them without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of the prospectus delivered in connection with our initial public offering.

   The following table indicates approximately when the shares of our common stock that are not being sold in our initial public offering, but which will be outstanding after such offering is completed, will be eligible for sale into the public market.

         Eligibility for Resale into Public Market of Restricted Shares

   Time                                                         Number of Shares
   ----                                                         ----------------
   Effective Date..............................................             0
   180 days after Effective Date...............................    11,942,957
   After April 25, 2001........................................    12,378,427

   11,629,976 of the shares eligible for sale after the 180 day period will be subject to volume and other restrictions pursuant to Rule 144 because the holders are affiliates of Iteris or have held their shares for less than two years.

   Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the closing of our initial public offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before our initial public offering, along with the shares acquired upon exercise of these options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of the prospectus filed in connection with our initial public offering, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without the compliance with its one-year minimum holding period requirements.

   We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 1998 Stock Incentive Plan and Employee Stock Purchase Plan, thus permitting the resale by non-affiliates of shares issued under the plans in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing which is expected shortly after the closing of our initial public offering. As of December 31,1999 options to purchase 2,632,000 shares of common stock were outstanding, all of which are subject to lock-up agreements described above.

                             AVAILABLE INFORMATION

   We have filed a registration statement on Form 10 with the SEC with respect to our common stock. The registration statement and the exhibits to it contain some information not appearing in this information statement. This information statement provides a summary of some of the agreements and contracts appearing as exhibits to the registration statement. You are encouraged to see the exhibits to the registration statement for a more complete description of the contracts and agreements summarized in this information statement.

   You may access and read the registration statement and all of the exhibits to it through the SEC's website at www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

   After the spin-off, we will be required to file annual, quarterly and special reports and other information with the SEC. We will also be subject to proxy solicitation requirements. Such periodic reports, proxy statements and other information will be available for inspection of the SEC's public reference rooms and the website of the SEC referred to above.

                       INDEX TO FINANCIAL STATEMENTS

ITERIS, INC.

Report of Independent Auditors.............................................  F-2

Consolidated Balance Sheets................................................  F-3

Consolidated Statements of Operations......................................  F-4

Consolidated Statements of Net Capital Deficiency..........................  F-5

Consolidated Statements of Cash Flows......................................  F-6

Notes to Consolidated Financial Statements.................................  F-7



MEYER, MOHADDES ASSOCIATES, INC.

Report of Independent Auditors............................................. F-20

Balance Sheets............................................................. F-21

Statements of Income....................................................... F-22

Statements of Stockholders' Equity......................................... F-23

Statements of Cash Flows................................................... F-24

Notes to Financial Statements.............................................. F-25



ITERIS, INC.

Unaudited Pro Forma Statement of Operations................................ F-28

Notes to Unaudited Pro Forma Statement of Operations....................... F-29

                      REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors

Iteris, Inc.

   We have audited the accompanying consolidated balance sheets of Iteris, Inc. (the Company), a subsidiary of Odetics, Inc. (Parent), as of March 31, 1998 and 1999 and December 31, 1999, and the related consolidated statements of operations, net capital deficiency, and cash flows for each of the three years in the period ended March 31, 1999 and the nine months ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Iteris, Inc. at March 31, 1998 and 1999 and December 31, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1999 and the nine months ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Orange County, California

January 25, 2000, except for the
 last paragraph of Note 7 as to
 which date is        .

   The foregoing report is in the form that will be signed upon the effectiveness of the 1.875675-to-1 stock split discussed in Note 7 to the consolidated financial statements.

                                          /s/ Ernst & Young LLP

Orange County, California

January 25, 2000

                               ITERIS, INC.

                      (a subsidiary of Odetics, Inc.)

                        CONSOLIDATED BALANCE SHEETS

                   (In thousands, except share amounts)

                                                    March 31
                                                ------------------  December 31,
                                                  1998      1999        1999
                                                --------  --------  ------------
ASSETS
Current assets:
 Cash.........................................  $     66  $      1    $      1
 Trade accounts receivable, net of allowance
  for doubtful accounts of $0 at March 1998,
  $252 at March 1999 and $327 at December
  1999........................................       800     4,471       4,941
 Costs and estimated earnings in excess of
  billings on uncompleted contracts (Note 5)..       790     1,159       1,726
 Inventories:
  Finished goods..............................        66       139         149
  Work in process.............................     1,140       139         127
  Materials and supplies......................       912       585       1,018
 Prepaid expenses and other...................       284       149         166
                                                --------  --------    --------
Total current assets..........................     4,058     6,643       8,128
Equipment, furniture and fixtures:
 Equipment....................................     1,551     1,915       2,329
 Furniture and fixtures.......................       195       224         232
 Building and improvements....................        --        23          23
 Allowances for depreciation..................      (325)     (697)     (1,095)
                                                --------  --------    --------
                                                   1,421     1,465       1,489
Goodwill, net of accumulated amortization of
 $266 at March 1998, $706 at March 1999 and
 $1,230 at December 1999......................     5,713     9,888       9,631
Other assets..................................       423        --          --
                                                --------  --------    --------
Total assets..................................  $ 11,615  $ 17,996    $ 19,248
                                                ========  ========    ========
LIABILITIES AND NET CAPITAL DEFICIENCY
Current liabilities:
 Trade accounts payable.......................  $  1,006  $  1,213    $  1,320
 Accrued payroll and related..................       226       588         696
 Accrued expenses.............................       517       686         141
 Contract reserve.............................     4,541     3,892       3,264
 Billings in excess of costs and estimated
  earnings on uncompleted contracts (Note 5)..     1,083       333         609
 Current portion of long-term debt............        --        27          29
                                                --------  --------    --------
Total current liabilities.....................     7,373     6,739       6,059
Long-term debt:
 Payable to Parent............................    20,184    29,950      37,412
 Long-term, less current portion..............        --        22          12
                                                --------  --------    --------
Total long-term debt..........................    20,184    29,972      37,424
Commitments and contingencies
Net capital deficiency:
 Preferred stock, $.001 par value:
  Authorized shares-5,000,000
  Issued and outstanding shares-none..........        --        --          --
 Common stock, $.001 par value:
  Authorized shares-25,000,000
  Issued and outstanding shares-11,254,000 at
   March 31, 1998, 12,111,000 at March 31,
   1999 and 12,065,000 at December 31, 1999...         1         1           1
 Additional paid in capital...................        --     4,268       4,039
 Accumulated deficit..........................   (15,943)  (22,984)    (28,275)
                                                --------  --------    --------
Net capital deficiency........................   (15,942)  (18,715)    (24,235)
                                                --------  --------    --------
Total liabilities and net capital deficiency..  $ 11,615  $ 17,996    $ 19,248
                                                ========  ========    ========

                          See accompanying notes.

                               ITERIS, INC.

                      (a subsidiary of Odetics, Inc.)

                   CONSOLIDATED STATEMENTS OF OPERATIONS

               (In thousands, except per share information)

                                                           Nine months ended
                                Years ended March 31          December 31
                               -------------------------  -------------------
                                1997     1998     1999       1998      1999
                               -------  -------  -------  ----------- -------
                                                          (Unaudited)
Revenue:
  Sensor...................... $   538  $ 1,607  $ 4,339    $ 3,051   $ 5,880
  Systems.....................      --    4,234   10,241      7,349    11,567
                               -------  -------  -------    -------   -------
Total Revenue.................     538    5,841   14,580     10,400    17,447
Costs of sales:
  Sensors.....................     470    2,555    3,129      2,342     3,282
  Systems.....................      --    2,815    7,195      5,091     8,465
                               -------  -------  -------    -------   -------
Total cost of sales...........     470    5,370   10,324      7,433    11,747
                               -------  -------  -------    -------   -------
Gross profit..................      68      471    4,256      2,967     5,700

Operating expenses:
  Research and development....   2,378    2,037    2,152      1,441     2,498
  Selling, general and
   administrative.............   1,411    3,414    5,729      3,844     4,717
  Charges allocated by
   Parent.....................     105      458      881        562     1,057
  Other expense...............      --      465      368        225       528
                               -------  -------  -------    -------   -------
Total operating expenses......   3,894    6,374    9,130      6,072     8,800
                               -------  -------  -------    -------   -------
Loss from operations..........  (3,826)  (5,903)  (4,874)    (3,105)   (3,100)
Interest charge allocated by
 Parent.......................     680    1,344    2,167      1,550     2,191
                               -------  -------  -------    -------   -------
Loss before income taxes......  (4,506)  (7,247)  (7,041)    (4,655)   (5,291)
Income taxes..................      --       --       --         --        --
                               -------  -------  -------    -------   -------
Net loss...................... $(4,506) $(7,247) $(7,041)   $(4,655)  $(5,291)
                               -------  -------  -------    -------   -------
Net loss per share of common
 stock--basic and diluted..... $  (.40) $  (.64) $  (.60)   $  (.40)  $  (.44)
                               =======  =======  =======    =======   =======
Shares used in computation of
 net loss per share...........  11,254   11,254   11,647     11,494    12,081
                               =======  =======  =======    =======   =======

                          See accompanying notes.

                               ITERIS, INC.

                      (a subsidiary of Odetics, Inc.)

             CONSOLIDATED STATEMENTS OF NET CAPITAL DEFICIENCY

                              (In thousands)

                                Common stock   Additional
                                --------------  paid-in   Accumulated
                                Shares  Amount  capital     deficit    Total
                                ------  ------ ---------- ----------- --------
Balance at March 31, 1996...... 11,254   $ 1     $   --    $ (4,190)  $ (4,189)
  Net loss.....................     --    --         --      (4,506)    (4,506)
                                ------   ---     ------    --------   --------
Balance at March 31, 1997...... 11,254     1         --      (8,696)    (8,695)
  Net loss.....................     --    --         --      (7,247)    (7,247)
                                ------   ---     ------    --------   --------
Balance at March 31, 1998...... 11,254     1         --     (15,943)   (15,942)
  Acquisition of MMA ..........    857    --      4,268          --      4,268
  Net loss.....................     --    --         --      (7,041)    (7,041)
                                ------   ---     ------    --------   --------
Balance at March 31, 1999...... 12,111     1      4,268     (22,984)   (18,715)
  Purchase price adjustment....    (46)   --       (249)         --       (249)
  Issuance of stock options....     --    --         20          --         20
  Net loss.....................     --    --         --      (5,291)    (5,291)
                                ------   ---     ------    --------   --------
Balance at December 31, 1999... 12,065   $ 1     $4,039    $(28,275)  $(24,235)
                                ======   ===     ======    ========   ========

                          See accompanying notes.

                               ITERIS, INC.

                      (a subsidiary of Odetics, Inc.)

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                              (In thousands)

                                                            Nine months ended
                                 Years ended March 31          December 31
                                -------------------------  -------------------
                                 1997     1998     1999       1998      1999
                                -------  -------  -------  ----------- -------
                                                           (Unaudited)
Operating activities
Net loss......................  $(4,506) $(7,247) $(7,041)   $(4,655)  $(5,291)
Adjustments to reconcile net
 loss to net cash used in
 operating activities:
  Depreciation and
   amortization...............       64      514      812        707       922
  Stock option expense........       --       --       --         --        20
  Changes in operating assets
   and liabilities ...........     (811)    (379)  (2,114)    (1,506)   (2,183)
                                -------  -------  -------    -------   -------
Net cash used in operating
 activities...................   (5,253)  (7,112)  (8,343)    (5,454)   (6,532)

Investing activities
Purchases of equipment,
 furniture and fixtures.......     (233)    (576)    (239)      (167)     (422)
Cash paid in connection with
 assumption of contracts .....       --   (2,183)      --         --        --
                                -------  -------  -------    -------   -------
Net cash used in investing
 activities...................     (233)  (2,759)    (239)      (167)     (422)
Financing activities
Net cash received from
 Parent.......................    5,488    9,930    8,517      5,556     6,962
Payments on long-term debt....       --       --       --         --        (8)
                                -------  -------  -------    -------   -------
Net cash provided by financing
 activities...................    5,488    9,930    8,517      5,556     6,954

Increase (decrease) in cash...        2       59      (65)       (65)       --
Cash at beginning of year.....        5        7       66         66         1
                                -------  -------  -------    -------   -------
Cash at end of year...........  $     7  $    66  $     1    $     1   $     1
                                =======  =======  =======    =======   =======

                          See accompanying notes.

                               ITERIS, INC.

                      (a subsidiary of Odetics, Inc.)

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             December 31, 1999

(1) Summary of Significant Accounting Policies

The Company

   Iteris, Inc. (the Company), a 93% owned subsidiary of Odetics, Inc. (Parent), designs, develops, markets and implements software based solutions that improve the safety and efficiency of vehicle transportation. The Company incorporates its software into sensor systems that it sells to vehicle manufacturers in North America and Europe and to governmental agencies, principally in the United States. It also develops transportation management and traveler information systems for the intelligent transportation systems, or ITS, industry; these systems are sold to local, state and national transportation agencies in the United States.

Basis of Presentation

   The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiary, Meyer, Mohaddes Associates, Inc., a California corporation ("MMA"). All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, inventory reserves, costs to complete long-term contracts and income tax valuation allowances.

Revenue Recognition

   Sensor revenue and related cost of sales are recognized on the date of shipment or, if required, upon acceptance by the customer, provided that the Company believes collectibility of the sales amount is probable. Accordingly, at the date revenue is recognized, the significant uncertainties concerning the sale have been resolved.

   Systems revenue is derived primarily from long-term contracts with governmental agencies. Systems revenue includes costs incurred plus a portion of estimated fees or profits determined on the percentage of completion method of accounting based on the relationship of costs incurred to total estimated costs. Any anticipated losses on contracts are charged to earnings when identified. Changes in job performance and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to cost and revenue and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when their realization is reasonably assured.

   Revenues from follow-on service and support, for which the Company charges separately, are recognized when earned.

Concentration of Credit Risk

   The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations and within amounts provided through the allowances for doubtful accounts. At March 31, 1998 and 1999 and December 31, 1999, accounts receivable from governmental agencies and prime government contractors were approximately $586,000, $2,996,000, and $2,880,000, respectively.

                                 ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Fair Values of Financial Instruments

   The fair value of amounts payable to Parent approximates its carrying value because interest charges thereon are based on the prevailing market rates of interest charged to the Parent under related borrowings.

Inventory Valuation

   Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

Equipment, Furniture and Fixtures

   Equipment, furniture and fixtures are recorded at cost and are depreciated principally by the declining balance method over their estimated useful lives (four to eight years).

Long-Lived Assets

   Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If required, the recoverability test is performed at the lowest level practicable based on undiscounted net cash flows.

Goodwill

   Goodwill, representing the excess of the purchase price over the fair value of the net assets of acquired entities, is being amortized using the straight-line method over the estimated useful life of 15 years.

Warranty

   The Company provides a warranty of one to two years on all products and records a related provision for estimated warranty costs at the date of sale. The estimated warranty liability was $698,000, $95,000 and $95,000 at March 31, 1998 and 1999 and December 31, 1999, respectively.

Income Taxes

   The Company is included in the consolidated federal income tax return of its Parent. The Company and the Parent have entered into a tax sharing arrangement whereby U.S. and state income taxes are computed in accordance with consolidated return Section 1552(a)(1) of the Internal Revenue Code, as if they were separate legal entities. Under this allocation, the consolidated tax liability (including alternative minimum tax) for a given tax year is allocated only to companies in the group which have separate taxable income for that year. The tax liability is allocated pro rata based on each Company's relative separate taxable income. Companies with losses are not allocated any of the tax liability and are not given any benefit for their losses.

   Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the period in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts which are more likely than not to be realized. The provision for income taxes consists of the taxes payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Earnings (Loss) Per Share

   Basic and diluted earnings (loss) per share is computed using the weighted average number of shares of common stock outstanding during the year and excludes the anti-dilutive effects of options.

   The following table sets forth the computation of loss per share:

                                                               Nine months ended
                               Years ended March 31               December 31
                         ----------------------------------  -----------------------
                            1997        1998        1999        1998         1999
                         ----------  ----------  ----------  -----------  ----------
                                                             (Unaudited)
                         (In thousands, except share and per share information)
Numerator: Net loss..... $   (4,506) $   (7,247) $   (7,041) $   (4,655)  $   (5,291)
                         ==========  ==========  ==========  ==========   ==========
Denominator: Weighted-
 average shares
 outstanding............ 11,254,000  11,254,000  11,646,900  11,494,100   12,081,300
                         ==========  ==========  ==========  ==========   ==========
Basic and diluted loss
 per share.............. $     (.40) $     (.64) $     (.60) $     (.40)  $     (.44)
                         ==========  ==========  ==========  ==========   ==========

Research and Development Expenditures

   Research and development expenditures are charged to expense in the period incurred. The Company does not create computer software pursuant to a pre-established detail program design. Accordingly, computer software costs eligible for capitalization have been historically insignificant.

Advertising Expenses

   The Company expenses advertising costs as incurred. Advertising expenses totaled $16,000, $79,000, $261,000 and $266,000 in the years ended March 31,
1997, 1998 and 1999, and in the nine months ended December 31, 1999, respectively.

Interim Financial Information

   The financial statements for the nine months ended December 31, 1998 are unaudited and condensed, but include all adjustments (consisting of only normal recurring adjustments) which the Company considers necessary for a fair statement of the financial position, operating results and cash flows for the interim period.

   Results for the nine month period ended December 31, 1999 are not necessarily indicative of results to be expected for the entire fiscal year.

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(2) Transactions with Parent

   The Company and its Parent have entered into an agreement whereby the Company is charged for certain corporate general and administrative functions performed by the Parent. These charges are included in the caption "Charges allocated by Parent" in the accompanying statements of operations and consist of significant management functions and services, including treasury, accounting, tax, internal audit, legal, human resources, marketing and other support services. Charges are allocated to the Company based on actual amounts incurred on behalf of the Company as well as a proportionate amount of the Parent's general and administrative expenses determined based on a weighted average of the Company's revenue, payroll and fixed assets as compared to the Parent's other subsidiaries and divisions. While Company management has no practical means to estimate the costs that would have been incurred for such services if it was a stand-alone company, management of the Company believes the amount of such allocations are reasonable.

   The Parent also manages domestic cash flows. Pursuant to this cash management program the Company transfers any accumulated cash surplus to the Parent's accounts and the Parent funds cash disbursements, as needed, to maintain minimum account balances. The Company and its Parent have entered into an agreement whereby the Parent charges the Company interest based on the Company's net payable to the Parent balance calculated using the Parent's cost of related borrowed funds (10.50% at December 31, 1999). The amounts due under the payable are not due until after December 31, 2000, except in the case of an initial public offering of the Company's common stock, which may accelerate the repayment of certain amounts payable to the Parent. (Note 7)

   The net payable to Parent represents the net of the following transactions: cash advances to and from the Parent in connection with cash management policy; the value of equity securities issued by the Parent in connection with the Company's acquisitions; proceeds from sales to affiliates; payments for purchases from affiliates; and corporate charges for rent, general corporate overhead and interest.

(3) Assumption of Contracts

   On June 20, 1997, the Company assumed certain contracts and acquired certain assets from Rockwell Collins, Inc. (Rockwell). Revenues and costs related to contracts assumed from Rockwell are included in the accompanying statement of operations since the date of assumption. The total payment to Rockwell associated with the assumption of contracts was approximately $2.2 million in cash. Additionally, a total of $1.3 million of assets were acquired, and a $5.0 million provision for anticipated losses on a contract with the Michigan Department of Transportation (MDOT), was assumed. Also, Rockwell agreed to reimburse the Company for losses incurred on certain phases of the MDOT contract. At December 31, 1999, the remaining provision for contract losses totaled $3.3 million, which the Company expects to incur over the next two years.

(4) Business Combinations

   On October 16, 1998 the Company acquired MMA, a provider of transportation engineering and planning services. Pursuant to the terms of the merger agreement, the Company purchased all of the issued and outstanding shares of common stock of MMA for $4.3 million by issuing 810,479 shares of the Company's common stock (after giving effect to the purchase price adjustment required by the merger agreement) and 55,245 shares of the Parent's Class A common stock valued at $250,000. The value of the shares issued by the Parent is repayable to the Parent and is included in "Payable to Parent" in the accompanying balance sheet. The acquisition was accounted for as a purchase and, accordingly, the results of operations for MMA are included in the Company's consolidated results of operations from the date of acquisition.

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   The merger agreement provides for MMA shareholders to receive additional shares of the Parent's Class A common stock with a then market value of $250,000 at each of April 16, 1999, October 16, 1999, April 16, 2000, October 16, 2000, and April 16, 2001 if an initial public offering of the Company's common stock does not occur by each and any of those dates. In April and October 1999, the Parent issued an additional 25,740 and 20,986 shares of its Class A common stock to the MMA shareholders pursuant to this provision, which was recorded by the Company as additional goodwill and an increase in the Payable to Parent. In addition, if the Company does not complete its initial public offering by October 2001, then the holders of the Company's common stock issued in this transaction will have the right to require the Parent to repurchase the Company's common stock for a purchase price of $10 per share.

   On January 19, 1999 the Company acquired certain assets and assumed certain liabilities of Viggen Corporation (Viggen), a provider of transportation engineering and planning services, for an aggregate purchase price of $275,000 evidenced by the issuance of 27,603 shares of the Parent's Class A common stock. The value of the shares issued is repayable by the Company and is included in the "Payable to Parent" in the accompanying balance sheet. The acquisition was accounted for as a purchase and accordingly, the results of operations for Viggen are included in the Company's consolidated results of operations from the date of acquisition.

   The purchase price of the MMA and Viggen acquisitions was allocated to the assets acquired and liabilities assumed as follows (in thousands):

                                                                 MMA    Viggen
                                                               -------  -------
   Current assets............................................. $ 1,720  $ 1,045
   Equipment, furniture and fixtures..........................      84       77
   Goodwill...................................................   3,870      746
   Current liabilities........................................  (1,155)  (1,593)
                                                               -------  -------
                                                               $ 4,519  $   275
                                                               =======  =======

   The excess of cost over the fair value of net assets has been recorded as goodwill and is being amortized over its expected benefit period of 15 years.

   The following unaudited pro forma financial information presents the consolidated results of operations as if the MMA acquisition had occurred at the beginning of the year presented, and does not purport to be indicative of the results that would have occurred had the acquisition occurred at such date or of results which may occur in the future.

                                                                Years ended
                                                                 March 31
                                                              ----------------
                                                               1998     1999
                                                              -------  -------
   Net revenue............................................... $10,067  $16,282
   Net loss.................................................. $(6,814) $(7,449)
   Net loss per share of common stock--basic and diluted..... $  (.56) $  (.62)

   Pro forma information for the Viggen acquisition is not material.

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(5) Costs and Estimated Earnings on Uncompleted Contracts

   Costs incurred, estimated earnings and billings on uncompleted long-term contracts are as follows:

                                                     March 31
                                                  ---------------  December 31,
                                                   1998     1999       1999
                                                  -------  ------  ------------
                                                        (In thousands)
   Costs incurred on uncompleted contracts....... $ 3,214  $6,410    $ 9,575
   Estimated earnings............................   1,021   2,051      2,910
                                                  -------  ------    -------
                                                    4,235   8,461     12,485
   Less billings to date.........................   4,528   7,635     11,368
                                                  -------  ------    -------
                                                  $ (293)  $  826    $ 1,117
                                                  =======  ======    =======
   Included in accompanying balance sheets:
     Costs and estimated earnings in excess of
      billings on uncompleted contracts.......... $   790  $1,159    $ 1,726
     Billings in excess of costs and estimated
      earnings on uncompleted contracts..........  (1,083)   (333)       609
                                                  -------  ------    -------
                                                  $  (293) $  826    $ 1,117
                                                  =======  ======    =======

   Costs and estimated earnings in excess of billings at March 31, 1998 and 1999 and at December 31, 1999 include $388,000, $182,000 and $702,000, respectively, that were not billable as certain milestone objectives specified in the contracts had not been attained.

   Substantially all costs and estimated earnings in excess of billings at December 31, 1999 are expected to be billed and collected during the year ending December 31, 2000.

(6) Income Taxes

   As a result of its tax sharing agreement with the Parent (Note 1), the Company has received no tax benefit from its losses because it has not paid or accrued federal or state income taxes. The Company's taxable losses from inception through December 31, 1999 have been assumed by the Parent under the Tax Sharing Arrangement and as a result are not available to the Company to provide any tax benefit in future periods. If the Company had filed separate tax returns, it would have had approximately $26.5 million of net operating loss carryforwards that could have been used to reduce future taxable income.

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   The components of the Company's deferred taxes are as follows:

                                                       March 31
                                                      ------------  December 31,
                                                      1998   1999       1999
                                                      -----  -----  ------------
                                                           (In thousands)
   Deferred tax assets
     Goodwill amortization........................... $  89  $ 161     $ 216
     Vacation pay/sick pay accrual...................    87    188       216
     Inventory reserve...............................    93     28        53
     Warranty reserve................................   206     38        38
     Bad debt reserve................................    --     53       130
     Other...........................................     4     16        17
                                                      -----  -----     -----
       Total deferred tax assets.....................   479    484       670
                                                      -----  -----     -----
   Deferred tax liability
     Cash to accrual adjustment......................    --   (484)     (323)
                                                      -----  -----     -----
       Total deferred tax liability..................    --   (484)     (323)
                                                      -----  -----     -----
     Valuation allowance.............................  (479)    --      (347)
                                                      -----  -----     -----
   Net deferred tax asset (liability)................ $  --  $  --     $  --
                                                      =====  =====     =====

   Due to the Company's historical pattern of tax losses, management has determined that a 100% valuation allowance against the Company's net deferred tax assets is required. All changes in the valuation allowance result from this determination.

   The Company's effective tax rate differs from the U.S. statutory tax rate of 35% because of the establishment of the valuation allowance.

(7) Equity

   In December 1999, in anticipation of an initial public offering of the Company's common stock, and a concurrent spin-off of the Parent's investment in the Company to the Parent's shareholders, the Company and the Parent entered into a Separation and Distribution Agreement (Agreement), whereby the Parent transferred the net assets and liabilities of its ITS division to the Company in a transaction accounted for as a transfer between entities under common control. Accordingly, such net assets and operations are reflected in the Company's consolidated financial statements for all periods presented at the historical amounts reported by the Parent in its consolidated financial statements.

   In addition to the transfer of assets, the Agreement requires the Company to repay $10 million of its Payable to Parent immediately upon receipt of proceeds from an initial public offering of the Company's common stock. The Agreement also provides that all shares of the Company's common stock that the Parent may distribute to its shareholders be restricted as to its transferability for a period of 180 days from the effectiveness of the Company's registration statement.

   On January 25, 2000, the Company entered into an agreement with DaimlerChrysler Venture GmbH (DaimlerChrysler Venture), pursuant to which DaimlerChrysler Venture purchased a Subordinated Convertible Promissory Note
(Note) in the amount of $3.75 million. The Note is convertible into 435,470 shares of the Company's common stock either at the option of DaimlerChrysler Venture at any time prior to the maturity, or automatically upon an initial public offering of the Company's common stock or a change in control event, as defined in the agreement. The number of shares issuable upon conversion is subject to

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

adjustment for changes in the fair value of the Company's common stock from $12 per share. The Note matures on January 25, 2002 and bears interest at 8 per cent per annum, which is to be forgiven if the conversion feature is triggered.

   In January 2000, the Company reincorporated as a Delaware corporation and changed its name to Iteris, Inc. Formerly the Company was known as Odetics ITS, Inc. The Company also effected a 1.875675-to-1 common stock split. All share and per share information in the accompanying financial statements have been restated to reflect this common stock split.

(8) Associates Incentive Programs

   Under the terms of the Parent's Profit Sharing Plan, the Company contributes to a trust fund such amounts as are determined annually by the Company's Board of Directors. No contributions were made in the years ended March 31, 1998 or 1999 and in the nine months ended December 31, 1999. The Company's associates participate in the Parent's 401(k) Plan. Under the 401(k) Plan, eligible associates voluntarily contribute to the plan up to 15% of their salary through payroll deductions. The Company matches 50% of contributions up to a stated limit. Under the provisions of the 401(k) Plan, associates have four investment choices, one of which is the purchase of Odetics' Class A common stock at market price. Company matching contributions were approximately $40,000, $114,000, $120,000 and $191,000 in the years ended March 31, 1997, 1998 and
1999, and in the nine months ended December 31, 1999, respectively.

   The Company's employees with more than six months of eligible service participate in the Parent's noncontributory Associate Stock Ownership Plan
(ASOP). The ASOP provides that Company contributions, which are determined annually by the Board of Directors, may be in the form of cash or shares of the Parent's stock. The Company contributions to the ASOP were approximately $25,000, $51,000, $69,000 and none in the years ended March 31, 1997, 1998 and
1999 and in the nine months ended December 31, 1999, respectively.

   Certain executives of the Company participate in the Parent's Executive Deferral Plan under which a portion of their annual compensation may be deferred. Compensation charged to operations and deferred under the plan totaled $12,000, $12,000, $12,000 and $9,000 for the years ended March 31,
1997, 1998 and 1999 and in the nine months ended December 31, 1999, respectively.

(9) Stock Options

   In September 1997, the Company granted options to purchase up to 900,324 shares of common stock to certain members of senior management at an exercise price of $1.07 per share. The options granted vested ratably at 25% on each of the first four anniversaries of the grant date.

   Subsequently, the Company's Board of Directors and its Parent adopted and approved the 1998 Stock Incentive Plan (the "Plan"), authorized 2,813,513 shares of the Company's common stock for issuance under the Plan, and granted thereunder options to purchase 1,732,184 shares of common stock at exercise prices of $1.60 to $9.06 per share, the fair value of the underlying common stock as of the date of grant as determined by the Board of Directors. Under terms of the Plan, eligible key employees, directors and consultants can receive options to purchase shares of the Company's common stock at prices not less than 100% for incentive stock options and not less than 85% for nonqualified stock options of the fair value on the date of grant as determined by the Board of Directors. Options expire ten years after date of grant or 90 days after termination of employment. The options granted vested ratably at 25% on each of the first four anniversaries of the grant date.

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   A summary of all Company stock option activity is as follows:

                                           Year ended March 31
                            --------------------------------------------------
                                                                               Nine months ended
                                  1997             1998             1999       December 31, 1999
                            ---------------- ---------------- ---------------- -------------------
                                    Weighted         Weighted         Weighted           Weighted
                                    Average          Average          Average             Average
                                    Exercise         Exercise         Exercise           Exercise
                            Options  Price   Options  Price   Options  Price   Options     Price
                            ------- -------- ------- -------- ------- -------- --------  ---------
                                  (In thousands, except per share data)
   Options outstanding at
    beginning of year......    --     $--       --    $  --      900   $1.07       2,416  $   1.86
     Granted...............    --      --      900     1.07    1,516    2.34         216      3.62
     Exercised.............    --      --       --       --       --      --          --        --
     Canceled..............    --      --       --       --       --      --          --        --
                              ---     ---      ---    -----    -----   -----    --------  --------
   Options outstanding at
    end of year............    --     $--      900    $1.07    2,416   $1.86       2,632  $   2.01
                              ===     ===      ===    =====    =====   =====    ========  ========
   Exercisable at end of
    year...................    --               --               225                 773
                              ===              ===             =====            ========
   Available for grant at
    end of year............    --               --             1,297               1,081
                              ===              ===             =====            ========

   During the nine month period ended December 31, 1999, the Company issued 158,000 options to employees for which the exercise price of the options was less than the fair value of the Company's common stock at the date of grant. As a result, the Company will incur compensation charges of $218,000, which will be charged to operations over the four year vesting period of the options. In the nine months ended December 31, 1999 the Company recorded $20,000 of expense related to such options.

Pro Forma Disclosures of the Effect of Stock-Based Compensation Plans

   Pro forma information regarding results of operations and net loss per share is required by Statement No. 123 for stock-based awards to employees as if the Company had accounted for such awards using a valuation method permitted under Statement No. 123.

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   Stock-based awards to employees under the Plan during the years ended March 31, 1999 and 1998, and for the nine months ended December 31, 1999, were valued using the minimum value method, assuming no expected dividends and the following weighted-averages:

                                                 Years ended
                                                  March 31,
                                                 ------------  Nine months ended
                                                 1998   1999   December 31, 1999
                                                 -----  -----  -----------------
   Weighted Average:
     Remaining contractual life--years..........  9.50   8.87         8.42
     Expected life--years.......................  5.50   4.87         4.42
     Risk-free interest rate....................  5.88%  5.45%        6.39%
     Fair value of options granted.............. $0.59  $0.74        $2.10

   Should the Company complete an initial public offering of its common stock, stock-based awards granted thereafter will be valued using the Black-Scholes option pricing model. In addition to the factors used to estimate the fair value of stock options issued using the minimum value method, the Black-Scholes model considers the expected volatility of the Company's stock price, determined in accordance with Statement No. 123, in arriving at an estimated fair value. The minimum value method does not consider stock price volatility.

   For purposes of pro forma disclosures, the estimated minimum value of the Company's stock-based awards to employees is amortized over the options' vesting period. The results of applying Statement No. 123 to the Company's stock-based awards to employees would approximate the following (in thousands, except per share data):

                                                           Nine months ended
                                Years ended March 31,        December 31,
                               -------------------------  -------------------
                                1997     1998     1999       1998      1999
                               -------  -------  -------  ----------- -------
                                                          (unaudited)
   Pro forma:
     Net loss................. $(4,506) $(7,257) $(7,103)   $(6,016)  $(6,812)
     Basic and diluted loss
      per share............... $  (.40) $  (.64) $  (.61)   $  (.52)  $  (.56)

(10) Commitments and Contingencies

   The Company and its Parent are co-borrower and cross-guarantor under a loan agreement with the Parent's banks. Virtually all of the Company's assets have been pledged as collateral under the agreement. The maximum credit facility is $17.0 million of which $11.0 million and no amount was outstanding at March 31, 1999 and December 31, 1999, respectively. The loan agreement expires December 31, 2000.

   The Company has lease commitments for facilities in various locations throughout the United States. The commitment under these noncancelable operating leases at December 31, 1999 is as follows (in thousands):

   Fiscal Year
   -----------
    2000............................................................... $ 91,000
    2001...............................................................  307,000
    2002...............................................................  194,000
    2003...............................................................   17,000
    2004...............................................................       --
                                                                        --------
                                                                        $609,000
                                                                        ========

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   Rent expense under operating leases totaled $42,000, $319,000, $424,000 and $553,000, of which amounts charged under an agreement with the Parent were $41,000, $138,000, $223,000 and $161,000, respectively for the years ended
March 31, 1997, 1998 and 1999 and in the nine months ended December 31, 1999.

(11) Significant Customer Information

   Sales to major customers in the years ended March 31, 1997, 1998 and 1999 and the nine months ended December 31, 1999, and the related accounts receivable balances at December 31, 1999 are as follows:

                                          Sales
                       -------------------------------------------
                                                      Nine Months   Receivable
                                                         Ended      Balance at
                                                      December 31, December 31,
Customer                 1997      1998       1999        1999         1999
--------               -------- ---------- ---------- ------------ ------------
 A.................... $     -- $1,946,000 $1,903,000  $1,962,000    $330,000
 B....................       --         --  1,579,000          --          --
 C....................       --    995,000         --          --          --
 D....................       --    656,000  2,497,000   2,058,000     265,000
 E....................  294,000         --         --          --          --
 F....................  111,000         --         --          --          --

   No other customer represented more than 10% of the Company's annual sales.

(12) Business Segment and Geographic Information

   Effective April 1, 1998, the Company adopted the FASB Statement Financial No. 131, Disclosure about Segments of an Enterprise and Related Information (Statement 131). Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments both for annual and interim financial periods. Operating segments are components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the following disclosure of segment information.

   The Company operates in two reportable segments: sensor and systems. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that certain expenses, such as interest, amortization of certain intangibles and certain corporate expenses are not allocated to the segments. In addition, the Company's net assets are not allocated to the segments.

   The reportable segments are each managed separately because they manufacture and distribute distinct products or services.

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   Selected financial information for the Company's reportable segments for the periods indicated are as follows:

                                                     Sensors  Systems   Total
                                                     -------  -------  -------
                                                         (In thousands)
   Year ended March 31, 1997
    Revenue from external customers................. $   538  $    --  $   538
    Depreciation and amortization...................      64       --       64
    Segment income (loss)...........................  (3,721)      --   (3,721)
   Year ended March 31, 1998
    Revenue from external customers................. $ 1,607  $ 4,234  $ 5,841
    Depreciation and amortization...................     103      411      514
    Segment income (loss)...........................  (5,750)     305   (5,445)
   Year ended March 31, 1999
    Revenue from external customers................. $ 4,339  $10,241  $14,580
    Depreciation and amortization...................     173      639      812
    Segment income (loss)...........................  (4,514)     521   (3,993)
   Nine months ended December 31, 1998 (unaudited)
    Revenue from external customers................. $ 3,051  $ 7,349  $10,400
    Depreciation and amortization...................     116      445      561
    Segment income (loss)...........................  (2,390)    (153)  (2,543)
   Nine months ended December 31, 1999
    Revenue from external customers................. $ 5,880  $11,567  $17,447
    Depreciation and amortization...................     189      733      922
    Segment income (loss)...........................  (2,278)     235   (2,043)

   The following reconciles segment income to consolidated income before income taxes:

                                                           Nine months ended
                                 Year ended March 31          December 31
                               -------------------------  -------------------
                                1997     1998     1999       1998      1999
                               -------  -------  -------  ----------- -------
                                                          (Unaudited)
                                             (In thousands)
   Total profit or loss for
    reportable segments....... $(3,721) $(5,445) $(3,993)   $(2,543)  $(2,043)
   Unallocated amounts:
     Corporate and other
      expenses................    (105)    (458)    (881)      (562)   (1,057)
     Interest expense.........    (680)  (1,344)  (2,167)    (1,550)   (2,191)
                               -------  -------  -------    -------   -------
   Income before income
    taxes..................... $(4,506) $(7,247) $(7,041)   $(4,655)  $(5,291)
                               =======  =======  =======    =======   =======

   Segment assets are not presented because the Company does not segregate its assets by segment.

                                  ITERIS, INC.
                        (a subsidiary of Odetics, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   Selected financial information for the Company's operations by geographic segment is as follows:

                                            Years ended      Nine months ended
                                             March 31           December 31
                                        ------------------- -------------------
                                        1997  1998   1999      1998      1999
                                        ---- ------ ------- ----------- -------
                                                            (Unaudited)
                                                    (In thousands)
   Geographic Area Revenue
   United States....................... $538 $5,841 $13,002   $ 8,822   $17,361
   Asia Pacific Rim....................   --     --   1,578     1,578        86
                                        ---- ------ -------   -------   -------
   Total net revenue................... $538 $5,841 $14,580   $10,400   $17,447

   Geographic Area Long-Lived Assets
   United States....................... $264 $7,134 $11,353   $10,555   $11,120
   Asia Pacific Rim....................  622    422      --        --        --
                                        ---- ------ -------   -------   -------
   Total long-lived assets............. $886 $7,556 $11,353   $10,555   $11,120
                                        ==== ====== =======   =======   =======

(13) Supplemental Cash Flow Information

                                                             Nine months ended
                                    Years ended March 31        December 31
                                    ----------------------  -------------------
                                    1997    1998    1999       1998      1999
                                    -----  ------  -------  ----------- -------
                                                            (Unaudited)
                                                 (In thousands)
   Net cash used in changes in
    operating assets and
    liabilities:
     Increase in accounts
      receivable..................  $ (26) $ (499) $(1,242)   $  (825)  $  (470)
     (Increase) decrease in net
      costs and estimated earnings
      in excess of billings.......     62     293     (653)      (963)     (291)
     (Increase) decrease in
      inventories.................   (248) (1,290)   1,255      1,438      (431)
     (Increase) decrease in
      prepaid expenses and other
      assets......................   (716)    (56)     570        458       (33)
     Increase (decrease) in
      accounts payable and accrued
      expenses....................    117   1,173   (2,044)    (1,614)     (958)
                                    -----  ------  -------    -------   -------
   Changes in operating assets and
    liabilities...................  $(811) $ (379) $(2,114)   $(1,506)  $(2,183)
                                    =====  ======  =======    =======   =======
   Non-cash transaction during the
    year:
     Purchase of MMA for stock and
      payable to Parent...........  $  --  $   --  $ 4,638    $    --   $   500
                                    =====  ======  =======    =======   =======
   Purchase of Viggen for payable
    to Parent.....................  $  --  $   --  $   275    $    --   $    --
                                    =====  ======  =======    =======   =======
   MMA purchase price adjustment..  $  --  $   --  $    --    $    --   $   249
                                    =====  ======  =======    =======   =======

                      REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors

Meyer, Mohaddes Associates, Inc.:

   We have audited the accompanying balance sheets of Meyer, Mohaddes Associates, Inc. (the Company), as of December 31, 1997 and October 16, 1998 and the related statements of income, shareholders' equity, and cash flows for the year ended December 31, 1997 and the period from January 1, 1998 to October 16, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meyer, Mohaddes Associates, Inc. at December 31, 1997 and October 16, 1998, and the results of its operations and cash flows for the year ended December 31, 1997 and the period from January 1, 1998 to October 16, 1998, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Orange County, California

November 11, 1998

                     MEYER, MOHADDES ASSOCIATES, INC.

                              BALANCE SHEETS


                                                       December 31,  October
                                                           1997      16, 1998
                                                       ------------ ----------
ASSETS
Current assets:
  Cash................................................  $       --          --
  Trade accounts receivable, net of allowance for
   doubtful accounts of $22,000 at December 31, 1997
   and $27,000 at October 16, 1998....................     960,000   1,466,000
  Costs and estimated earnings in excess of billings
   on uncompleted contracts (Note 2)..................     580,000     420,000
                                                        ----------  ----------
    Total current assets..............................   1,540,000   1,886,000

Equipment, furniture and fixtures:
  Equipment...........................................     154,000     185,000
  Furniture and fixtures..............................      28,000      28,000
  Allowances for depreciation.........................    (147,000)   (160,000)
                                                        ----------  ----------
                                                            35,000      53,000
Other assets..........................................      28,000      32,000
                                                        ----------  ----------
Total assets..........................................  $1,603,000  $1,971,000
                                                        ==========  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit......................................  $  100,000          --
  Trade accounts payable..............................     301,000     237,000
  Bank overdraft......................................       8,000     167,000
  Deferred tax liabilities............................     470,000     581,000
  Accrued payroll and related.........................      82,000     140,000
  Accrued expenses....................................      16,000      81,000
                                                        ----------  ----------
    Total current liabilities.........................     977,000   1,206,000
Commitments and contingencies (Note 6)
Shareholders' equity:
  Common stock, no par value:
    Authorized shares 100,000
    Issued and outstanding shares 2,160 at December
     31, 1997 and October 16, 1998....................      22,000      22,000
  Retained earnings...................................     604,000     743,000
                                                        ----------  ----------
Total shareholder's equity............................     626,000     765,000
                                                        ----------  ----------
Total liabilities and shareholders' equity............  $1,603,000  $1,971,000
                                                        ==========  ==========

                          See accompanying notes.

                     MEYER, MOHADDES ASSOCIATES, INC.

                           STATEMENTS OF INCOME


                                                               Period From
                                             Year ended     January 1, 1998 to
                                          December 31, 1997  October 16, 1998
                                          ----------------- ------------------
Contract revenue.........................    $3,625,000         $3,151,000
Cost of contract revenue.................     1,910,000          1,467,000
                                             ----------         ----------
Gross profit.............................     1,715,000          1,684,000
Selling, general and administrative
 expenses................................     1,457,000          1,432,000
                                             ----------         ----------
Income from operations...................       258,000            252,000
Interest expense.........................       (10,000)            (1,000)
Other income.............................        19,000                 --
                                             ----------         ----------
Income before income taxes...............       267,000            251,000
Income taxes.............................       119,000            112,000
                                             ----------         ----------
Net income...............................    $  148,000         $  139,000
                                             ==========         ==========

                          See accompanying notes.

                     MEYER, MOHADDES ASSOCIATES, INC.

                    STATEMENTS OF SHAREHOLDERS' EQUITY

                                                Common stock
                                               -------------- Retained
                                               Shares Amount  earnings  Total
                                               ------ ------- -------- --------
Balance at December 31, 1996.................. 2,160  $22,000 $456,000 $478,000
  Net income..................................    --       --  148,000  148,000
                                               -----  ------- -------- --------
Balance at December 31, 1997.................. 2,160   22,000  604,000  626,000
  Net income..................................    --       --  139,000  139,000
                                               -----  ------- -------- --------
Balance at October 16, 1999................... 2,160  $22,000 $743,000 $765,000
                                               =====  ======= ======== ========

                          See accompanying notes.

                     MEYER, MOHADDES ASSOCIATES, INC.

                         STATEMENTS OF CASH FLOWS

                                                                   Period from
                                                                   January 1,
                                                                      1998
                                                       Year ended      to
                                                      December 31, October 16,
                                                          1997        1998
                                                      ------------ -----------
Operating activities:
Net income...........................................  $ 148,000    $139,000
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization......................     25,000      17,000
  Provision for losses on accounts receivable........     22,000       5,000
  Provision for deferred income taxes................    118,000     111,000
  Changes in operating assets and liabilities (Note
   8)................................................   (280,000)   (141,000)
                                                       ---------    --------
Net cash provided by operating activities............     33,000     131,000

Investing activities:
Purchases of equipment, furniture and fixtures.......     (2,000)    (31,000)

Financing activities:
Net payments on line of credit and note payable......   (110,000)   (100,000)
                                                       ---------    --------
Decrease in cash.....................................    (79,000)         --

Cash at beginning of year............................     79,000          --
                                                       ---------    --------
Cash at end of year..................................  $      --    $     --
                                                       =========    ========

                          See accompanying notes.

                     MEYER, MOHADDES ASSOCIATES, INC.

                       NOTES TO FINANCIAL STATEMENTS

                             December 31, 1997

(1) Summary of Significant Accounting Policies

 The Company

   Meyer, Mohaddes Associates, Inc. (the Company), a California corporation, provides transportation engineering and planning services to the public and private sectors. The Company's customers consist mainly of state and local government and related agencies, mainly in California.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the allowance for doubtful accounts, and costs to complete long-term contracts.

 Revenue Recognition

   Contract revenue is derived primarily from long-term contracts with governmental agencies. Contract revenue includes costs incurred plus a portion of estimated fees or profits determined on the percentage of completion method of accounting based on the relationship of costs incurred to total estimated costs. Any anticipated losses on contracts are charged to earnings when identified. Changes in job performance and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to cost and revenue and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when their realization is reasonably assured.

 Equipment, Furniture and Fixtures

   Equipment, furniture and fixtures are recorded at cost and are depreciated principally by the declining balance method over their estimated useful lives (four to eight years).

 Concentration of Credit Risk

   The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations and within amounts provided through the allowances for doubtful accounts. At December 31, 1997 and October 16, 1998, accounts receivable from governmental agencies and prime government contractors were approximately $764,000 and 1,120,000, respectively.

                        MEYER, MOHADDES ASSOCIATES, INC.

(2) Costs and Estimated Earnings on Uncompleted Contracts

   Costs and estimated earnings in excess of billings at December 31, 1997 and October 16, 1998 include $127,000 and $147,000, respectively, that were not billable as certain milestone objectives specified in the contracts had not been attained. Substantially all costs and estimated earnings in excess of billings at October 16, 1998 are expected to be billed and collected within one year.

(3) Line of Credit

   On April 3, 1997, the Company entered into a line of credit agreement with a bank collateralized by substantially all of the Company's assets. Under the terms of the agreement, the Company is required to comply with certain financial covenants. The Company may borrow up to $300,000 with interest at the bank's reference rate plus two percent (10.5% as of December 31, 1997 and October 16, 1998). At December 31, 1997 and October 16, 1998, $100,000 and $0,
respectively, was outstanding. The agreement expires on March 1, 1999.

   In addition, the Company entered into a loan agreement with a bank collateralized by substantially all of the Company's assets. Under the terms of the agreement, the Company is required to comply with certain financial covenants. The Company may borrow up to $100,000 with interest at the bank's reference rate plus three percent (11.5% as of December 31, 1997). The Company had no borrowings outstanding under this agreement at December 31, 1997 and October 16, 1998.

(4) Income Taxes

   The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates.

   The components of the provision (benefit) for income taxes are as follows for the year ended December 31, 1997 and the period from January 1, 1998 to October 16, 1998:

                                                                     Period from
                                                                     January 1,
                                                         Year ended    1998 to
                                                        December 31, October 16,
                                                            1997        1998
                                                        ------------ -----------
   Current:
    Federal............................................   $     --    $     --
    State..............................................      1,000       1,000
                                                          --------    --------
                                                             1,000       1,000
   Deferred:
    Federal............................................     92,000      84,000
    State..............................................     26,000      27,000
                                                          --------    --------
                                                           118,000     111,000
                                                          --------    --------
   Provision for income taxes..........................   $119,000    $112,000
                                                          ========    ========

                        MEYER, MOHADDES ASSOCIATES, INC.

   The reconciliation of the income tax provision to taxes computed at the U.S. federal statutory rate of 35% is as follows at December 31, 1997 and for the period from January 1, 1998 to October 16, 1998:

                                                                    Period from
                                                                    January 1,
                                                        Year ended    1998 to
                                                       December 31, October 16,
                                                           1997        1998
                                                       ------------ -----------
    Income tax at statutory rates.....................   $ 93,000    $ 88,000
    State income taxes, net of federal tax benefit....     17,000      18,000
    Other.............................................      9,000       5,000
                                                         --------    --------
                                                         $119,000    $112,000
                                                         ========    ========

   The Company's deferred tax liabilities consists of an accrual to cash conversion of $470,000 and $581,000, respectively at December 31, 1997 and October 16, 1998.

   The Company has federal and California net operating loss carryforwards of approximately $7,000 and $2,000 respectively which begin to expire in 2011 and 2001, respectively.

(5) Employee Incentive Programs

   The Company sponsors a 401(k) Plan in which all employees are eligible to participate. Under the 401(k) Plan, eligible employees voluntarily contribute to the plan up to 5% of their salary through payroll deductions. The Company matches 45% of contributions up to a stated limit. Under the provisions of the 401(k) Plan, employees have six investment choices. Company matching contributions were approximately $35,000 and $112,000, respectively, in the year ended December 31, 1997 and in the period from January 1, 1998 to October 16, 1998.

   Employees also participate in the Company's bonus program. The Company paid approximately $134,000 and $250,000, respectively, in the year ended December 31, 1997 and in the period from January 1, 1998 to October 16, 1998.

(6) Commitments and Contingencies

   The Company has entered into an operating leases for certain equipment and facilities with varying terms and escalation clauses. Future minimum payments under noncancelable operating losses with initial terms of one year or more are as follows: $111,000 in 1999, $90,000 in 2000, $57,000 in 2001 and $45,000 in
2002.

   Rent expense for the year ended December 31, 1997 and the period from January 1, 1998 to October 16, 1999 aggregated $164,000 and $115,000, respectively.

(7) Supplemental Cash Flow Information

                                                                    Period from
                                                                    January 1,
                                                        Year ended    1998 to
                                                       December 31, October 16,
                                                           1997        1998
                                                       ------------ -----------
   Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable.......   $  35,000    $(511,000)
    Increase in net costs and estimated earnings in
     excess of billings..............................    (297,000)     160,000
    (Increase) decrease in prepaid expenses and other
     assets..........................................       8,000       (8,000)
    Increase (decrease) in accounts payable and
     accrued expenses................................     (26,000)     218,000
                                                        ---------    ---------
   Net cash used by changes in operating assets and
    liabilities......................................   $(280,000)    (141,000)
                                                        =========    =========
   Cash paid during the year:
    Interest.........................................   $  10,000    $   1,000
    Income taxes paid................................       1,000        1,000

                               ITERIS, INC.

                UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                         Year ended March 31, 1999

   On October 16, 1998, the Company acquired Meyer, Mohaddes Associates, Inc., a provider of transportation engineering and planning services. Pursuant to the terms of the merger agreement, the Company purchased all of the issued and outstanding shares of common stock of MMA for $4.3 million by issuing 810,479 shares of the Company's common stock (after giving effect to the purchase price adjustment required by the merger agreement) and 55,245 shares of the Parent's Class A common stock valued at $250,000. The value of the shares issued by the Parent is repayable to the Parent. The acquisition was accounted for as a purchase and, accordingly, the results of operations for MMA are included in the Company's consolidated financial statements from the date of acquisition. The following unaudited pro forma statement of operations presents the combined results of the Company and of MMA as if the acquisition had occurred as of April 1, 1998.

                              Iteris           MMA
                            Year ended   April 1, 1998 to  Pro Forma
                          March 31, 1999 October 16, 1998 Adjustments   Pro Forma
                          -------------- ---------------- -----------   ----------
                            (in thousands, except share and per share amounts)
Revenue:
  Sensor................    $    4,339        $             $           $    4,339
  Systems...............        10,241         1,702                        11,943
                            ----------        ------                    ----------
      Total revenue.....        14,580         1,702                        16,282
Costs of sales:
  Sensors...............         3,129                                       3,129
  Systems...............         7,195           857                         8,052
                            ----------        ------                    ----------
      Total costs of
       sales............        10,324           857                        11,181
                            ----------        ------                    ----------
Gross profit............         4,256           845                         5,101
Operating expenses:
  Research and
   development..........         2,152                                       2,152
  Selling, general and
   administrative.......         5,729         1,099                         6,828
  Charges allocated by
   Parent (Note 2)......           881                                         881
  Other expenses........           368                         140 (a)         508
                            ----------        ------        ------      ----------
Total operating
 expenses...............         9,130         1,099           140          10,369
                            ----------        ------        ------      ----------
Loss from operations....        (4,874)         (254)         (140)         (5,268)
Interest charge
 allocated by Parent....         2,167                          14 (b)       2,181
                            ----------        ------        ------      ----------
Loss before income
 taxes..................        (7,041)         (254)         (154)         (7,449)
Income taxes (Note 6)...            --          (113)          113 (c)          --
                            ----------        ------        ------      ----------
Net loss................    $   (7,041)       $ (141)       $ (267)     $   (7,449)
                            ==========        ======        ======      ==========
Net loss per share of
 common stock--basic and
 diluted................    $    (0.60)                                 $    (0.64)
                            ==========                                  ==========
Shares used in
 computation of net loss
 per share..............    11,647,000                      42,400 (d)  11,689,400
                            ==========                      ======      ==========

                               ITERIS, INC.

           NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

  (a) Pro forma amortization expense for period from April 1, 1999 to October 16, 1999 of $3.8 million of goodwill arising from acquisition based on expected benefit period of 15 years.

  (b) Pro forma interest expense for period from April 1, 1999 to October 16, 1999 on $250,000 of MMA purchase price paid by Parent. This amount is included in "Payable to Parent" in the Company's consolidated balance sheet at March 31, 1999. Interest expense is calculated at 10.5%, the Parent's cost of related borrowed funds.

  (c) Elimination of tax benefit recognized by MMA.

  (d) Inclusion of 810,479 shares of the Company's common stock, which were issued in the acquisition of MMA, in the weighted average number of shares outstanding for the entire year used in calculating net income
      (loss) per share.

  (e) The merger agreement provides for the MMA shareholders to receive additional shares from the Parent with a then market value of $250,000 at each of April 16, 1999, October 16, 1999, April 16, 2000, October 16, 2000 and April 16, 2001 if an initial public offering of the Company's common stock does not occur by each and any of those dates. In April 1999 and October 1998, the Parent issued an additional 25,740 and 20,986 shares of its Class A common stock valued $250,000 to the MMA shareholders pursuant to this provision, which was recorded by the Company as additional goodwill and an increase in the payable to Parent.

         REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

Stockholders and Board of Directors
Iteris, Inc.

   We have audited the financial statements of Iteris, Inc. as of March 31, 1998 and 1999 and December 31, 1999, and for each of the three years in the period ended March 31, 1999 and the nine months ended December 31, 1999, and have issued our report thereon dated January 25, 2000, except for the last
paragraph of Note 7, as to which the date is      (included elsewhere in this
Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

   In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Orange County, California

January 25, 2000 except for the last paragraph of Note 7

as to which the date is

   The foregoing report is in the form that will be signed upon the effectiveness of the 1.875675-for-1 stock split described in Note 7 to the consolidated financial statements.

                                          /s/ Ernst & Young LLP

Orange County, California

January 25, 2000

                                  ITERIS, INC.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                Balance at Additions to
                                beginning    costs and             Balance at
                                 of year     expense    Deductions end of year
                                ---------- ------------ ---------- -----------


Year ended March 31, 1997:
  Accounts receivable
   allowance...................      $0          $0         $0          $0


Year ended March 31, 1998:
  Accounts receivable
   allowance...................      $0          $0         $0          $0


Year ended March 31, 1999:
  Accounts receivable
   allowance...................      $0        $252        $0         $252


Nine months ended December 31,
 1999:
  Accounts receivable
   allowance...................    $252         $75         $0        $327

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 1st day of February 2000.

                                          ITERIS, INC.

                                                    /s/ Jack Johnson
                                          By: _________________________________
                                                        Jack Johnson
                                               President and Chief Executive
                                                          Officer

                                 EXHIBIT INDEX

 Exhibit
   No.    Description
 -------  -----------
  2.1**   Agreement and Plan of Reorganization, dated October 16, 1998, by and among the Registrant, Odetics, Inc., MMA Acquisition Corp., and
          Meyer, Mohaddes Associates, Inc. and its shareholders.

  3.1**   Certificate of Incorporation of the Registrant.

  3.2**   Bylaws of the Registrant.

  4.1**   Specimen common stock certificate.

  4.2**   Registration Rights Agreement between the Registrant and Abbas
          Mohaddes, Michael Meyer, Viggen Davidian and Gary Hamrick, dated
          October 16, 1998.

 10.1**   1998 Stock Incentive Plan.

 10.2**   Form of 1998 Stock Option Agreement.

 10.3**   Form of Indemnification Agreement.

 10.4**   Form of Employee Stock Purchase Plan

 10.5** Separation and Distribution Agreement between Registrant and Odetics, dated December 31, 1999.

 10.6**   Form of Tax Allocation Agreement between Registrant and Odetics.

 10.7**   Form of Services Agreement between Registrant and Odetics.

 10.8**   Form of Promissory Note between Registrant and Odetics.

 10.9**   Form of Technology License Agreement between Registrant and Odetics.

 10.10**  Employment Agreement between Abbas Mohaddes, Meyer, Mohaddes
          Associates, Inc., and Registrant, dated October 16, 1998.

 10.11+** Cooperative Development Agreement between the Registrant and Daimler-
          Benz Aktlengesellschaft, dated July 22, 1998.

 10.12+** Agreement between Freightliner Corporation and the Registrant, dated
          January 1, 1999.

 10.13** Federal Highway Administration Agreement between the U.S. Department of Transportation and Registrant, dated September 30, 1996.

 10.14**  Contract for Maintenance Services between the Michigan Department of
          Transportation and the Registrant, dated June 17, 1999.

 10.15+** Firm Fixed Price Agreement for Odetics Services for MDOT ATMS/ATIS
          Operational Deployment, Final Acceptance and Initial Two-Year
          Warranty, between Rockwell Collins, Inc. and Registrant dated
          November 6, 1998.

 10.16**  Contract for ITS On-Call Technical Services Consultant Contract
          Number 699-WB between the Virginia Department of Transit and the Registrant, dated December 15, 1998.

 10.17** Subordinated Convertible Note Purchase Agreement between Registrant and DaimlerChrysler GmbH, dated January 25, 2000

 10.18**  Subordinated Convertible Note between Registrant and DaimlerChrysler
          GmbH, dated January 25, 2000

 21.1**   List of Subsidiaries

 27.1**   Financial Data Schedule.

--------
*  To be filed by amendment.
+ Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to Registrant's application requesting confidential treatment under Rule 406 of the Securities Act of 1933.
** Incorporated herein by reference to the referenced exhibit number to Registrant's Registration Statement on Form S-1, Registration No. 333-93035.